EXHIBIT 99.1

Notice of Meeting and Management Proxy Circular

Annual and Special Meeting of Teck Resources Limited

to be held April 28, 2021

Notice of Annual and Special Meeting of Shareholders

of Teck Resources Limited

When:	Where:
Wednesday, April 28, 2021	Virtual meeting at:
12:00 p.m. (Pacific time)	www.virtualshareholdermeeting.com/TECK2021

At the annual and special Meeting (the “Meeting”), shareholders will be asked to:

1)	receive the consolidated financial statements for the year ended December 31, 2020 and the auditor’s report thereon;
2)	elect 12 directors;
3)	appoint PricewaterhouseCoopers LLP as auditor;
4)	vote on an advisory resolution with respect to Teck’s approach to executive compensation;
5)	vote on a resolution to confirm the amended and restated General By-law No. 1; and
6)	consider any other business that may properly come before the Meeting.

You can read about each item of business starting on page 1 of the management proxy circular (the “Circular”), which also has information on voting and about our directors, governance and compensation.

You have the right to vote if you were a Teck shareholder as of the close of business on March 1, 2021.

Your vote is important. All shareholders are encouraged to vote by proxy. To ensure your vote is counted, your proxy must be received by Broadridge, our proxy communications agent by 12:00 p.m. (PDT) on Monday, April 26, 2021 (the “Proxy Deadline”). Detailed voting instructions for registered and non-registered shareholders begin on page 2 of the Circular.

Virtual Meeting Attendance

In light of the ongoing COVID-19 pandemic and potential restrictions on gatherings, Teck is requesting that shareholders vote on the matters before the meeting by proxy and attend the meeting virtually at: www.virtualshareholdermeeting.com/TECK2021. To participate in the Meeting, shareholders will need to log-in using the 16-digit control number included on either your proxy form or voting instruction form, as applicable. The meeting platform is fully supported across browsers and devices running the most updated version of applicable software plug-ins. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting.

Online check-in will begin at 11:45 a.m. (Pacific Time). You should allow ample time for online check-in procedures. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Shareholder Meeting log in page. Registered shareholders and duly appointed proxyholders will be able to attend the Meeting live, submit questions, and vote on the business of the meeting, if the shares have not been voted in advance of the Meeting.

Have a question for management? Email corporate.secretary@Teck.com to submit it in advance.

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Appointee Instructions

You are encouraged to appoint yourself or such other person (other than the named proxyholders) online at www.proxyvote.com to reduce the risk of any mail disruptions and allow you to share the Appointee Information with another person who you have appointed to represent you at the meeting more easily. If you do not designate the Appointee Information when completing your form of proxy or voting information form or if you do not provide the exact Appointee Identification Number and Appointee Name to your appointee (other than a named proxyholder), that other person will not be able to access the Meeting and vote on your behalf. Appointees can only be validated at the virtual Meeting using the exact name and eight character appointee identification number you create. If you do not create an eight character identification number, your appointee will not be able to access the virtual Meeting.

Notice-and-Access

We are using notice-and-access procedures to deliver our meeting materials to registered and beneficial shareholders. You are receiving this notice with information on how you can access the Circular electronically, along with a proxy – or, in the case of non-registered shareholders, a voting instruction form – for use in voting at the Meeting or submitting your voting instructions. Shareholders with existing instructions on their account to receive paper material will receive paper copies of Meeting materials.

The Circular, proxy, and 2020 annual report are available on our website at www.Teck.com/reports and will remain on the website for at least one full year. You can also access the Meeting materials, financial statements and management’s discussion and analysis under Teck’s name at www.sedar.com and www.sec.gov/edgar.

The Circular contains important information about Teck and the Meeting. We encourage you to review it prior to voting.

Requests for paper materials should be received at least 7 business days in advance of the Proxy Deadline in order to receive the meeting materials on time.

By order of the Board of Directors,

“Amanda Robinson”

Amanda Robinson
Corporate Secretary and Legal Counsel
March 1, 2021

Have questions about Notice-and-Access or want to obtain free paper copies?

Call: 1-844-916-0609 (from North America)

1-303-562-9305 (outside North America)

Want to obtain free paper copies of Meeting materials?

Visit: http://www.proxyvote.com

Call: 1-877-907-7643 (from North America)

1-303-562-9305 (outside North America)

You will need the control number located on your proxy or voting instruction form

Not sure if you’re a registered shareholder?

See page 7 for more information.

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Dear Shareholders:

You are invited to virtually attend the annual and special meeting of shareholders of Teck Resources Limited to be held on Wednesday, April 28, 2021 at 12:00 p.m. Pacific Daylight Time at www.virtualshareholdermeeting.com/TECK2021. In order to mitigate potential risks to the health and safety of our shareholders, employees, communities and other stakeholders given the ongoing COVID-19 pandemic, Teck is holding the meeting virtually this year.

All shareholders are encouraged to vote on the matters before the meeting by proxy and attend the meeting virtually. Shareholders will be able to ask questions of management through the virtual meeting platform at the conclusion of the meeting. Questions may also be submitted in advance by email to corporate.secretary@Teck.com.

This notice of meeting and the accompanying management proxy circular outline the business to be conducted at the meeting and provide information on the director nominees, executive compensation, and corporate governance at Teck. We hope that you will take the time to read the circular in advance of the meeting as it provides background information that will help you exercise your right to vote. Even if you cannot virtually attend the meeting, we encourage you to vote. Instructions on how you can exercise your voting rights are found beginning on page 2 of the circular.

We are pleased with how our employees have responded to the challenges that the pandemic has presented during the year and look forward to reviewing Teck’s performance during the year and the outlook for our business at the meeting.

“Sheila A. Murray”	“Donald R. Lindsay”

Sheila A. Murray Chair of the Board	Donald R. Lindsay President and Chief Executive Officer

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Business of the Meeting

1)	Receive Financial Statements

We will present Teck’s audited consolidated financial statements for the year ended December 31, 2020, together with the auditor’s report thereon. The financial statements are contained in our 2020 Annual Report, which is available on Teck’s website at www.Teck.com/reports.

2)	Elect Directors

Twelve directors will be elected to serve on our board until the close of the next annual meeting or until their successors are elected or appointed. You can find information about each of the nominated directors beginning on page 9.

The Board recommends that you vote FOR each nominated director

3)	Appointment of Auditor

The Board recommends the re-appointment of PricewaterhouseCoopers LLP as Teck’s auditor, with its remuneration to be set by the Board.

The fees paid to the auditor for the years ended December 31, 2020 and 2019 are as follows:

	2020 ($000)	2019 ($000)
Audit Services Includes services that are provided by the external auditor in connection with the audit of the financial statements and internal controls over financial reporting.	4,965	5,371
Audit Related Services Includes assurance and related services that are related to the performance of the audit and pension plan and special purpose audits.	723	365
Tax Services Fees are for corporate and international expatriate tax services.	418	288
All Other Fees Amounts relate to a number of projects, greenhouse gas verification and sustainability assurance, as well as subscriptions to online accounting guidance and publications.	397	653

The independence of the external auditor is monitored by the Audit Committee as part of a robust governance framework, which includes requirements for rotation of the lead audit partner and the auditor’s own internal independence procedures.

The Board recommends that you vote FOR PricewaterhouseCoopers LLP

4)	Advisory Resolution on Executive Compensation

In order to provide shareholders with an opportunity to have a “say on pay”, since 2011 Teck has held a vote on a non-binding advisory resolution on our approach to executive compensation.

The Compensation & Talent Committee (the “Compensation Committee”) and the Board will consider the outcome of the vote as part of their ongoing review of executive compensation.

At the meeting, shareholders will vote on the following resolution:

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Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in Teck Resources Limited’s Management Proxy Circular delivered in advance of the 2021 Annual and Special Meeting of shareholders.

The results of Teck’s “say on pay” vote at the previous two annual meetings are set out below:

Year	Percentage of overall votes in favour	Percentage of Class B subordinate shares voted in favour
2020	95.3%	90.5%
2019	97.4%	93.9%

The purpose of Teck’s executive compensation program is to:

•	attract, motivate, reward, and retain highly qualified and experienced executives;
•	recognize and reward contributions to Teck's success as measured by the accomplishment of specific performance objectives;
•	ensure that a significant proportion of compensation is directly linked to the success of Teck while not encouraging excessive or inappropriate risk-taking;
•	promote adherence to the high standards and values reflected in our Code of Ethics, and policies concerning safety and environmental stewardship; and
•	protect long-term shareholder interests by ensuring NEO and other senior executive interests are aligned with those of shareholders

You can find information on our executive compensation program beginning on page 40 of this Circular, including details of the components, objectives, and administration of the program.

The Board recommends that you vote FOR the advisory resolution to accept our approach to executive compensation

5)	Amendment of our By-laws

A new General By-law No. 1, which amends and restates Teck’s previous General By-law No. 1 and By-law No. 2 was approved and adopted by the Board on November 17, 2020. The Board adopted the new General By-law No. 1 in order to modernize and simplify Teck’s by-laws. The full text of General By-law No. 1 is attached to this Circular as Schedule “C” and some of the more significant amendments include:

•	adopting an advance notice by-law establishing a framework for nominations of candidates for director, as described further below
•	adopting a provision allowing shareholders’ meetings to be held on a virtual-only basis, as described further below
•	increasing the quorum for the transaction of business at directors’ meetings to not less than 50% of directors then in office, 25% of whom must be resident Canadians, as required under the CBCA (defined below)
•	increasing the quorum for the transaction of business at shareholders’ meetings to three shareholders, present in person or by proxy, holding not less than 25% of the votes entitled to be cast at the meeting
•	eliminating the casting vote previously held by the Chair for votes held at meetings of both directors and shareholders

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Advance Notice for Director Nominations

The Board adopted the advance notice provisions in order to ensure an orderly and efficient shareholder meeting process and to provide a reasonable framework for shareholders to nominate candidates for director by allowing shareholders submit director nominations within a reasonable timeframe. This framework is designed to provide all shareholders with timely information about potential director nominees and to prevent stealth proxy contests in which shareholders who are not physically present at a shareholders’ meeting may be provided with limited or no notice of or access to information about director nominees.

In order for a nomination to be properly made, notice of the nomination must be both timely and complete.

To be timely, the nomination must be submitted to Teck’s corporate secretary as specified in General By-law No. 1 by the following deadlines, as applicable:

•	for an annual or annual and special meeting of shareholders that is at least 50 days after the date (the “Notice Date”) of the first public announcement of the meeting date, not less than 30 days prior to the date of the meeting (or 40 days, if notice and access is being used)
•	for an annual or annual and special meeting of shareholders that is less than 50 days after the Notice Date, not later than the close of business on the 10th day following the Notice Date
•	for a special meeting of shareholders that is not also an annual meeting called for the purpose of electing directors, not later than the close of business on the 15th day following the Notice Date

To be complete, the nomination must include certain information about each person proposed as a nominee, including:

•	their name, age, business and residential address, and present principal occupation for the previous five years
•	whether the person is a “resident Canadian” within the meaning of the CBCA
•	information regarding the number and class of Teck shares owned or controlled by the person
•	a description of any relationships, agreements, arrangements, or understandings between the person or any affiliates or associates of, or any person or entity acting jointly or in concert with, the person or the nominating shareholder, in connection with the person’s nomination and election as director
•	any other information that would be required to be disclosed in a dissident’s proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors under applicable laws

The nomination must also include information about each nominating shareholder, who may be a registered or beneficial shareholder, including:

•	their name, business and residential address
•	information regarding number and class of Teck shares owned or controlled by the nominating shareholder or any person with whom they are acting jointly or in concert with respect to Teck or any of its securities
•	their interests in, or rights or obligations associated with, any agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person’s economic interest in a security of the Corporation or the person’s economic exposure to the Corporation

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•	full particulars of any proxy, contract, arrangement, agreement or understanding pursuant to which the nominating shareholder, or any of its affiliates or associates, or any person acting jointly or in concert with that person, has any interests, rights or obligations relating to the voting of any Teck securities or the nomination of directors to the board
•	any other information that would be required to be disclosed in a dissident’s proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant under applicable laws

Please refer to the full text of the advance notice requirements in Section Five of General By-law No. 1 for complete details of the requirements. The Board retains the ability to waive any or all of the provisions of the advance notice requirements, in its sole discretion.

Virtual-only Shareholder Meetings

General By-law No. 1 includes a provision that allows the Board to determine that a meeting of shareholders will be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting in accordance with the CBCA. While the addition of this provision does not necessarily mean that Teck will hold virtual-only meetings in the future, the Board determined that it was important to add this provision to provide Teck with the flexibility to do so in situations where the Board considers it appropriate, especially given the ongoing uncertainly surrounding the COVID-19 pandemic.

Approval

General By-law No. 1 is currently in effect following approval by the Board on November 17, 2020 and must be approved by shareholders at the Meeting in order to continue in effect. At the meeting, shareholders will vote on the following resolution:

Resolved, as an ordinary resolution, that:

1.	General By-law No. 1, in the form attached as Schedule “C” to the accompanying management proxy circular for the annual and special meeting of shareholders of Teck Resources Limited (the “Corporation”) to be held on April 28, 2021 and adopted by the directors of the Corporation on November 17, 2020, be and is hereby confirmed and approved; and
2.	any one officer or director of the Corporation be and is hereby authorized and directed to prepare, execute (whether under the corporate seal or otherwise) and deliver any and all such other instrument(s) in the name and on behalf of the Corporation, and to do and to perform or cause to be done and performed any and all such other acts and things as such officer or director may determine to be necessary or advisable in order to carry out the purposes and intent of the foregoing resolution, the execution, delivery and filing of any and all such other instrument(s) and the performance or the causing of the performance of any and all such other acts and things to be conclusive evidence of such determination.
The Board recommends that you vote FOR the resolution to confirm General By-law No. 1

6)	Other Business

If other items of business are properly brought before the Meeting, you or your proxyholder can vote on such matters. Teck is not aware of any other items of business to be considered.

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General Information

In this Circular, unless otherwise noted:

•	all information is as of the Record Date;
•	all dollar amounts are in Canadian dollars;
•	references to shareholders are references to registered shareholders;
•	references to the CBCA are references to the Canada Business Corporations Act; and
•	references to “Teck”, the “Corporation”, “we”, “us”, or “our” are references to Teck Resources Limited and its consolidated subsidiaries

Solicitation of Proxies

Proxies are being solicited by Teck’s management in connection with the Meeting. Solicitation will be primarily by mail, but may be supplemented by solicitation by Teck directors, officers, and employees without special compensation. Teck will pay the cost of any solicitation.

Quorum

In order for the meeting to proceed, there must be at least 3 shareholders present in person or by proxy who hold shares representing at least 25% of the votes that could be cast at the Meeting.

Voting Shares and Principal Holders of Voting Shares

Teck is authorized to issue an unlimited number of Class A common shares with 100 votes per share, an unlimited number of Class B subordinate voting shares, with one vote per share, and an unlimited number of preference shares, issuable in series.

At March 1, 2021, the following shares were outstanding:

Class	Number	Percentage of Aggregate Votes
Class A common shares	7,765,503	59.7%
Class B subordinate voting shares	523,697,773	40.3%

Except as set out below, to the knowledge of Teck’s directors and officers, no person or company beneficially owns or exercises control or direction, directly or indirectly, over shares carrying more than 10% of the votes attached to any class of Teck’s voting securities.

Name of Shareholder	Class A Number(3)	Class A Votes (%)	Class B Number(3)	Class B Votes (%)	Aggregate Votes (%)
Temagami Mining Company Limited(1)	4,300,000	55.4%	725,000	0.1%	33.1%
SMM Resources Incorporated	1,469,000	18.9%	295,800	0.1%	11.3%
Fullbloom Investment Corporation(2)	Nil	N/A	59,304,474	11.3%	4.6%
(1)	Keevil Holding Corporation (“Keevil Holdco”) beneficially owns 51.16% of the outstanding shares of Temagami Mining Company Limited (“Temagami”) and SMM Resources Incorporated, a wholly-owned subsidiary of Sumitomo Metal Mining Co., Ltd. (“SMM”), beneficially owns 48.84% of the outstanding shares of Temagami.
(2)	Fullbloom Investment Corporation is a wholly-owned subsidiary of China Investment Corporation (“CIC”)
(3)	Holdings based on public filings as at the record date.

Access the Circular and our 2020 annual report on our website at www.Teck.com/reports or under Teck’s name at www.sedar.com and www.sec.gov/edgar

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The Class A common shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “TECK.A”. The Class B subordinate voting shares trade on the TSX under the symbol “TECK.B” and on the New York Stock Exchange (“NYSE”) under the symbol “TECK”.

Notice-and-Access

Teck is relying on the "notice and access" provisions available under applicable securities laws and an exemption received from Corporations Canada for delivery of meeting materials to its registered and beneficial shareholders. Shareholders who do not have instructions on their accounts to receive paper material will receive the notice of meeting, which contains information on how to obtain electronic and paper copies of proxy-related materials in advance of the Meeting, as well as a proxy or voting instruction form.

Using notice and access reduces our printing and mailing costs and is more environmentally friendly, without reducing Shareholders’ access to information about Teck.

Annual and Interim Reports

Teck is relying on an exemption received from Corporations Canada for delivery of financial statements to its registered shareholders and will only be mailing paper copies of the financial statements to registered shareholders who have standing instructions on their accounts to receive paper copies. Registered shareholders who have consented to electronic delivery will receive the 2020 Annual Report by email.

If you are a beneficial shareholder who has requested to receive proxy-related materials and do not have instructions on your account to receive paper material, you will receive the Annual Report through notice and access.

To change your mailing preferences, please complete the annual and interim questions on your proxy or voting instruction form.

Shareholder Proposals

Shareholder proposals for the next annual meeting must be received by November 29, 2021.

To sign up to receive documents electronically, visit: edeliverywww.investordelivery.com enter the 16-digit control number located on your form of proxy or voting instruction form

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Information about Voting

Who Can Vote

The record date for the Meeting is March 1, 2021 (the “Record Date”). Holders of Class A common shares or Class B subordinate voting shares at the close of business on the Record Date are entitled to receive notice of and vote at the Meeting, in person or by proxy.

Each item of business to be considered at the Meeting requires a simple majority of votes in favour in order to pass. Director elections are governed by our majority voting policy, which is described on page 28.

How to Vote

Registered Shareholders	Non-registered (Beneficial) Shareholders

You hold your shares directly in your own name with our transfer agent, AST Trust Company (Canada).

A proxy is included with your Meeting materials. The Proxy Deadline is Monday, April 26, 2021 at 12:00 p.m.

Your shares are held through a broker, trustee, financial institution, custodian, or other intermediary. Your intermediary has sent you a voting instruction form (“VIF”).
Attending the Virtual Meeting	Attending the Virtual Meeting
• do not complete a proxy • attend the virtual Meeting at www.virtualshareholdermeeting.com/TECK2021 • log in as a shareholder using the 16 digit control number located on your proxy form

•  follow the instructions on the VIF to appoint yourself as proxyholder to attend the virtual meeting by writing your name in the space provided, signing and returning the VIF or appoint yourself online at www.proxyvote.com

•  attend the Virtual Meeting at www.virtualshareholdermeeting.com/TECK2021

•  log in under the Proxyholder/Appointee section

Not Attending the Meeting	Not Attending the Meeting

Return your completed, signed, and dated proxy in one of the following ways:

•  vote by internet: www.proxyvote.com

•  vote by telephone: 1-800-474-7493

•  mail to: Data Processing Centre, PO Box 3700, STN. Industrial Park, Markham, ON L3R 9Z9

See the instructions on the proxy for more details.

Submit your voting instructions by completing and returning the VIF in accordance with the directions on the VIF.

•  vote by internet: www.proxyvote.com

•  vote by telephone: phone: 1-800-474-7493

•  mail to: Data Processing Centre, PO Box 3700, STN. Industrial Park, Markham, ON L3R 9Z9

See the instructions on the VIF or contact your intermediary for more details.

Revoking your Proxy	Revoking your Voting Instructions

You can revoke your proxy by:

•  completing and returning a new proxy before the Proxy Deadline with a later date

•  sending a notice in writing to our Corporate Secretary before the Proxy Deadline

•  providing a notice in writing to the Chair of the Meeting at the Meeting

•  in any other manner permitted by law

Contact your intermediary for instructions on how to revoke voting instructions previously submitted. Be sure to contact your intermediary well in advance of the Proxy Deadline.

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Information about Proxy Voting

•	The persons named in the provided proxy are officers of Teck.
•	You may appoint some other person (who need not be a shareholder) to represent you at the Meeting by inserting the person’s name in the blank space provided and returning the proxy as specified before the Proxy Deadline.
•	The securities represented by a duly submitted proxy will be voted or withheld from voting by the proxyholder on a ballot in accordance with the instructions of the shareholder and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.
•	The accompanying form of proxy confers discretionary authority upon proxyholders with respect to amendments or variations to the matters to be acted upon and other matters that properly come before the Meeting.
•	Please note that in order for your vote to be recorded, your proxy must be received by Broadridge at least 48 hours before the Meeting.
•	The Chair of the Meeting has discretion to accept late proxies.

If you do not specify how you want to vote and you appoint the management representatives as your proxyholders, they will vote:

•         FOR the election of directors

•         FOR the appointment of the auditor

•         FOR the advisory resolution on Teck’s approach to executive compensation

•         FOR the resolution confirming General By-law No. 1

Information for Beneficial Shareholders

Beneficial shareholders should carefully follow the instructions of their intermediaries and their service companies to submit their voting instructions.

You are a non-registered (or beneficial) shareholder if your shares are registered in the name of your broker, trustee, financial institution, custodian, or other intermediary, who holds your shares in a nominee account. Notice-and-access compliant meeting materials are distributed to intermediaries, who will forward meeting materials in accordance with your instructions, along with a form of VIF. Please return your voting instructions as specified in the VIF. Teck will pay the costs for intermediaries to deliver proxy-related materials to objecting beneficial owners.

Voting Results

We will issue a news release with the voting results shortly after the Meeting and will also file results with securities regulators as required. Visit www.Teck.com/news to see our news releases.

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Information about the Director Nominees

The Board has determined that 12 directors are to be elected at the Meeting. The following pages provide information on each of the 12 director nominees. Key facts about the composition of the proposed board:

Independence 10 Independent (83%) 2 Non-independent (17%)	Diversity 3 of 10 independent directors (30%) are women (25% of all directors) 4 of 10 independent directors (40%) are visible minorities (33% of all directors)	Geographical Mix 67% Canadian residents 17% U.S. residents 17% International residents
Tenure 1-5 years: 5 directors (42%) 6-10 years: 4 directors (33%) 11+ years: 3 directors (25%)	Average 2020 Attendance 96% Board 100% Committees	Average 2020 Votes FOR 96%

Each of the nominees was elected at the last annual meeting in 2020. Management does not expect that any nominee will be unable or unwilling to serve as a director.

Director Profiles

MAYANK M. ASHAR, 65
Calgary, Alberta, Canada Independent(2) Director Since: 2007 Term Limit: 2023

Mayank Ashar was appointed to the Board of Teck in November 2007. He is a graduate of the University of Toronto (M. Eng, MBA). Mr. Ashar is currently principal of Bison Refining LLC. He was previously Managing Director and Chief Executive Officer of Cairn India Limited from November 2014 until June 2016 and the President of Irving Oil from 2008 to April 2013. From 1996 to 2008, he was Executive Vice President at Suncor Energy with various operations roles in oil sands, U.S.A. and corporate strategy.

Other Public Company Directorships:	Meetings Attended:
None	Board	24 of 24	100%

2020 Voting Results:	Committee Meetings Attended:
For: 961,683,626 (97.68%)	Audit	6 of 6	100%
Withheld: 22,860,158 (2.32%)	Safety & Sustainability	3 of 3	100%
	Technical	3 of 3	100%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	70,000 ($1,617,000)	114,950 ($2,655,345)	0 ($0)	$4,272,345	Yes

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QUAN CHONG, 68
Beijing, China Independent(2) Director Since: 2016 Term Limit: 2031

Quan Chong was elected to the Board of Teck in April 2016. He received a BA in English from the Beijing Institute of Foreign Trade in 1978 and is a graduate of Harvard Business School’s executive management program (1998).  Among other positions he has held during his career, Mr. Chong has worked extensively for the Ministry of Foreign Trade, the United Nations Office in Geneva, the Commercial section of the Chinese Embassy in the U.K., the Department of Foreign Affairs, and the Ministry of Commerce. He was previously Deputy China International Trade Representative (Vice-Ministerial level) and served as a deputy of the National People’s Congress of China. He has extensive experience in bilateral negotiations with numerous countries and oversaw WTO dispute settlements and antitrust reviews while at the Ministry.  Most recently, he was appointed as Chairman of the China Society for World Trade Organization Studies in February 2019.

Other Public Company Directorships:	Meetings Attended:
None	Board	22 of 24	92%

2020 Voting Results:
For: 743,402,266 (75.51%)
Withheld: 241,141,518 (24.49%)

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	0 ($0)	0 ($0)	0 ($0)	$0	N/A*

*The Board has exempted Mr. Chong from this requirement. See page 17 for details.

EDWARD C. DOWLING, 65
Mattapoisett, Massachusetts, U.S.A. Independent(2) Director Since: 2012 Term Limit: 2028

Edward Dowling was appointed to the Board of Teck in September 2012. Mr. Dowling is an Alumni Fellow of Pennsylvania State University and holds a BSc. in Mining Engineering as well as a Master of Science and a Doctor of Philosophy in Mineral Processing. He has more than 30 years of experience in the mining industry and was previously President and Chief Executive Officer of Alacer Gold Corp. from 2008 to July 2012. He is currently a director of SSR Mining Inc. and Chairman of both Copper Mountain Mining Company and Polyus Public Joint Stock Company.

Other Public Company Directorships:	Meetings Attended:
Copper Mountain Mining Company	Board	24 of 24	100%
Polyus Public Joint Stock Company
SSR Mining Inc.	Committee Meetings Attended:
	Compensation & Talent (Chair)	5 of 5	100%
2020 Voting Results:	Corporate Governance & Nominating	2 of 2	100%
For: 957,024,329 (97.20%)	Technical	3 of 3	100%
Withheld: 27,519,455 (2.80%)

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	9,600 ($221,760)	79,266 ($1,831,045)	0 ($0)	$2,052,805	Yes

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EIICHI FUKUDA, 57
Vancouver, B.C., Canada Independent(2) Director Since: 2016 Term Limit: 2031

Eiichi Fukuda was elected to the Board of Teck in April 2016. He is a graduate of the Institute of Mineralogy, Petrology and Economic Geology, Faculty of Science, Tohoku University, Sendai, Japan (B.A. Geology). Mr. Fukuda has held various positions with Sumitomo Metal Mining Co., Ltd. since 1986 and is currently President & Director of Sumitomo Metal Mining Canada Ltd. He is also President of SMM Resources Inc. and SMM Exploration Corporation.

Other Public Company Directorships:	Meetings Attended:
None	Board	23 of 24	96%

2020 Voting Results:	Committee Meetings Attended:
For: 960,097,665 (97.52%)	Safety & Sustainability	5 of 5	100%
Withheld: 24,446,119 (2.48%)

Securities Held(1)(4)
Class A	Class B(4)	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	2,000 ($46,200)	52,510 ($1,212,981)	0 ($0)	$1,259,181	Yes

TORU HIGO, 59
Tokyo, Japan Independent(2) Director Since: 2019 Term Limit: 2035

Toru Higo was appointed to the Board of Teck in September 2019. He is a graduate of the Rikkyo University (BS Mathematics). He has held various positions with Sumitomo Metal Mining Co., Ltd. since 1986 and is currently Director, Executive Officer and General Manager of the Corporate Planning Department of Sumitomo Metal Mining Co., Ltd.

Other Public Company Directorships:	Meetings Attended:
None	Board	20 of 24	83%

2020 Voting Results:	Committee Meetings Attended:
For: 959,952,267 (97.50%)	Safety & Sustainability	3 of 3	100%
Against: 24,591,517 (2.50%)

Securities Held(1)(4)
Class A	Class B(4)	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	2,000 ($46,200)	20,481 ($473,111)	0 ($0)	$519,311	Not Yet*

* Mr. Higo has until 2024 to meet share ownership guidelines.

11

NORMAN B. KEEVIL, III, 57
Victoria, B.C., Canada Not Independent(3) Director Since: 1997 Term Limit: n/a

Norman Keevil, III was appointed to the Board of Teck in 1997 and was appointed Vice Chair in October 2018. He graduated from the University of British Columbia (B.A. Sc.) with a Mechanical Engineering degree. Mr. Keevil is President of Boydel Wastewater Technologies Inc., a B.C. based clean technology company specializing in advanced wastewater treatment technology for industrial and municipal water treatment plants. Prior to joining Boydel, Mr. Keevil was Chief Operating Officer at Sunpump Solar Inc. and President of Poncho Wilcox Engineering. He is a director of Lupaka Gold Corp.

Other Public Company Directorships:	Meetings Attended:
Lupaka Gold Corp.	Board	24 of 24	100%

2020 Voting Results:
For: 964,714,856 (97.99%)
Withheld: 19,828,928 (2.01%)

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	10,000 ($231,000)	62,913 ($1,453,290)	0 ($0)	$1,684,290	Yes

* In addition, Mr. Keevil is a director of Keevil Holdco, which holds approximately 51.16% of the outstanding shares of Temagami Mining Company Limited, which as at March 1, 2021 held 4,300,000 Class A Shares and 725,000 Class B subordinate voting shares.

DONALD R. LINDSAY, 62
Vancouver, B.C., Canada Not Independent(5) Director Since: 2005 Term Limit: n/a

Donald Lindsay joined Teck as President in January 2005, was appointed to the Board in February 2005 and was appointed Chief Executive Officer in April 2005. He is a graduate of Queens University (B.Sc., Hons.) and Harvard Business School (M.B.A.). He is currently a director of Manulife Financial Corporation. Mr. Lindsay was employed by CIBC World Markets Inc. (investment banking) from 1985 to 2004 where he was President of CIBC World Markets Inc., Head of Investment and Corporate Banking and Head of the Asia Pacific Region. He is also Chair of the Business Council of Canada and past Chair of the International Council on Mining and Metals.

Other Public Company Directorships:	Meetings Attended:
Manulife Financial Corporation	Board	24 of 24	100%

2020 Voting Results:
For: 964,586,912 (97.97%)
Withheld: 19,956,872 (2.03%)

Securities Held(1)(6)
Class A	Class B	DSUs	PDSUs	PSUs	Total Value	Meets share ownership requirement
0 ($0)	403,976 ($9,331,846)	981,497 ($22,672,581)	0 ($0)	293,440 ($6,778,464)	$38,782,890	Yes

12

TRACEY L. McVICAR, 52(7)
Vancouver, B.C., Canada Independent(2) Director Since: 2014 Term Limit: 2030

Tracey McVicar was appointed to the Board of Teck in November 2014. She is a graduate of the University of British Columbia (B.Comm, Finance). She holds a Chartered Financial Analyst (CFA) designation and is an Institute Certified Director (ICD.D). Ms. McVicar is currently a Partner at CAI Capital Partners, a private equity firm she joined in 2003. Prior to this role, she held senior positions in investment banking at Raymond James Ltd. and RBC Capital Markets. She is a past director of BC Hydro Corporation where she chaired the Audit and Finance Committee.

Other Public Company Directorships:	Meetings Attended:
None	Board	21 of 24	88%

2020 Voting Results:	Committee Meetings Attended:
For: 962,605,698 (97.77%)	Audit	6 of 6	100%
Withheld: 21,938,086 (2.23%)	Compensation & Talent	5 of 5	100%
	Corporate Governance & Nominating (Chair)	2 of 2	100%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	0 ($0)	77,859 ($1,798,543)	0 ($0)	$1,798,543	Yes

SHEILA A. MURRAY, 65
Toronto, Ontario, Canada Independent(2) Director Since: 2018 Term Limit: 2033

Sheila Murray has been a director of Teck since April 2018 and was appointed Chair of the Board in February 2020. She is a graduate of Queens University (B.Comm and LLB). Ms. Murray served as President of CI Financial Corp. from 2016 to 2019 and was previously Executive Vice-President, General Counsel and Secretary of CI Financial Corp. and a partner at Blake, Cassels & Graydon LLP, where she practised securities law with an emphasis on mergers and acquisitions, corporate finance, and corporate reorganizations. Ms. Murray is the past Chair of the Dean’s Council at Queen’s University Law School and has also taught Securities Regulation at Queen’s University and Corporate Finance at the University of Toronto’s Global Professional LLM in Business Law Program. Ms. Murray is also a director of CI Financial Corp., BCE Inc./Bell Canada, and a trustee of Granite REIT.

Other Public Company Directorships:	Meetings Attended:
CI Financial Corp.	Board	24 of 24	100%
BCE Inc./Bell Canada
Granite REIT

2020 Voting Results:
For: 961,540,217 (97.66%)
Withheld: 23,003,567 (2.34%)

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	7,860 ($181,566)	55,999 ($1,293,577)	0 ($0)	$1,475,143	Not Yet*

* Ms. Murray has until 2023 to meet share ownership guidelines.

13

KENNETH W. PICKERING, 73
Chemainus, B.C., Canada Independent(2) Director Since: 2015 Term Limit: 2030

Kenneth Pickering was elected to the Board of Teck in April 2015. He is a graduate of the University of British Columbia (B.A.Sc.) and the Harvard Business School Advanced management Program. Mr. Pickering is currently an international mining operations and project development private consultant. Prior to this role, he held a number of senior positions worldwide over a 39-year career with BHP Billiton Base Metals including President of Minera Escondida Ltda. and most recently Vice President Major Projects, Closed Mines and North American Assets. He is a director of Endeavour Silver Corporation, Northern Dynasty Minerals Ltd., and Taseko Mines Limited and Chairman of Jetti Resources, LLC, a private mining technology company.

Other Public Company Directorships:	Meetings Attended:
Endeavour Silver Corporation	Board	23 of 24	96%
Northern Dynasty Minerals Ltd.
Taseko Mines Limited	Committee Meetings Attended:
	Compensation & Talent	3 of 3	100%
2020 Voting Results:	Safety & Sustainability	5 of 5	100%
For: 963,862,380 (97.90%)	Technical (Chair)	3 of 3	100%
Withheld: 20,681,404 (2.10%)

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	22,800 ($526,680)	68,779 ($1,588,795)	0 ($0)	$2,115,475	Yes

UNA M. POWER, 56
Vancouver, B.C., Canada Independent(2) Director Since: 2017 Term Limit: 2032

Una Power was elected to the Board of Teck in April 2017 Ms. Power is a corporate director and is the former Chief Financial Officer of Nexen Energy ULC, a former publicly traded oil and gas company that is now a wholly-owned subsidiary of CNOOC Limited. During her 24-year career with Nexen, Ms. Power held various executive positions covering financial reporting, financial management, investor relations, business development, strategic planning and investment. Ms. Power holds a B.Comm (Honours) from Memorial University, and CPA, CA and CFA designations. She has completed executive development programs at Wharton Business School and INSEAD. Ms. Power is a director of Bank of Nova Scotia and TC Energy Corporation.

Other Public Company Directorships:	Meetings Attended:
Bank of Nova Scotia	Board	23 of 24	96%
TC Energy Corporation
	Committee Meetings Attended:
2020 Voting Results:	Audit (Chair)	6 of 6	100%
For: 964,836,512 (98.00%)	Compensation & Talent	5 of 5	100%
Withheld: 19,707,272 (2.00%)	Corporate Governance & Nominating	2 of 2	100%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	11,454 ($264,587)	44,102 ($1,018,756)	0 ($0)	$1,283,343	Yes

14

TIMOTHY R. SNIDER, 70
Tucson, Arizona, United States Independent(2) Director Since: 2015 Term Limit: 2030

Timothy Snider was elected to the Teck Board in April 2015. He is a graduate of Northern Arizona University (B.Sc.). Mr. Snider is currently Chairman of Cupric Canyon Capital LP/GP. Prior to this role, he had a 38 year career with Phelps Dodge Corporation and its successor Freeport-McMoRan Copper and Gold, Inc. during which he held numerous technical, operating, and executive positions, including President and Chief Operating Officer.

Other Public Company Directorships:	Meetings Attended:
Iamgold Corporation	Board	24 of 24	100%

2020 Voting Results:	Committee Meetings Attended:
For: 964,751,127 (97.99%)	Audit	3 of 3	100%
Withheld: 19,792,657(2.01%)	Safety & Sustainability (Chair)	5 of 5	100%
	Technical	3 of 3	100%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	13,150 ($303,765)	73,492 ($1,697,665)	0 ($0)	$2,001,430	Yes

Notes to Director Profiles:'

(1)	Share and share unit holdings are as at the record date valued at the closing price of the Class B subordinate voting shares ($23.10) on the TSX on December 31, 2020. DSUs granted to non-executive directors vest on the grant date. Values as at December 31, 2020 are calculated as the notional value of share unit awards, assuming full vesting, based on the closing price for Class B subordinate voting shares on the TSX as at December 31, 2020. For the purposes of Mr. Lindsay’s performance share units (“PSUs”), the value has been calculated assuming a performance factor of 100%.
(2)	The Board considers as independent a Director who is: (a) not a member of management; (b) free of any interest and any business, family or other relationship which could reasonably be perceived to interfere with the director’s ability to act with a view to the best interests of Teck other than interests and relationships arising solely from holdings in Teck, and (c) not considered to have a direct or indirect material relationship with Teck under subsection 1.4 of National Instrument 52-110 – Audit Committees.
(3)	Mr. Keevil has a family relationship with N.B. Keevil, the former Chairman of Teck.
(4)	Mr. Fukuda and Mr. Higo are employees of SMM and are required to hold these shares in trust for SMM.
(5)	Mr. Lindsay is an officer of Teck.
(6)	As an officer, Mr. Lindsay also holds options and is eligible for PSUs and performance deferred share units (“PDSUs”). See Schedule B for details.
(7)	Ms. McVicar was a director of G.L.M. Industries LP (“GLM”), a portfolio company of CAI Capital Partners in July 2015, when a court order granted by the Court of Queens’s Bench of Alberta placed GLM into receivership and appointed a receiver of GLM. Ms. McVicar was a director of Tervita Corporation (“Tervita”) until December 2016. In December 2016, Tervita completed a recapitalization by way of court-approved plan of arrangement significantly reducing Tervita’s total debt.

Shareholdings of Director Nominees as at March 1, 2021

	All Directors	Non-Executive Directors
Total Class A common shares	0	0
Aggregate value of Class A common shares	$0	$0
Total Class B subordinate voting shares	552,840	148,864
Aggregate value of Class B subordinate voting shares(1)	$14,722,129	$3,964,248
(1)	Based on the closing price of Class B subordinate voting shares on the TSX on March 1, 2021 of $26.63.

15

Information about Director Compensation

The main objective of our director compensation program is to attract and retain directors with a broad range of relevant skills and knowledge and the ability to carry out the Board’s mandate successfully. Directors are required to devote significant time and energy to the performance of their duties, including preparing for and attending Board and Committee meetings and ensuring that they stay informed about our business and the global mining industry. The Board believes that we must offer a competitive compensation package in order to attract and retain directors who meet these expectations.

We pay director compensation each year consisting of cash fees and, for most directors, a share-based award of either deferred share units (“DSUs”) or restricted share units (“RSUs”). We do not issue stock options to non-executive directors and do not pay meeting fees, other than in respect of certain ad hoc committee work as described below. Mr. Lindsay does not receive any additional compensation for acting as a director and his compensation is fully reflected in the section “Information on Executive Compensation” beginning on page 40.

We require directors to maintain minimum holdings of Teck shares or share units, subject to certain exceptions. See “Mandatory Shareholdings for Directors” on page 20 for more details. The Board believes that share ownership requirements and a mix of equity-linked compensation promote the objectives of director retention and alignment with the interests of long-term shareholders.

Process for Determining Director Compensation

The Compensation Committee is responsible for recommending compensation policies to the Board and reviews director compensation annually. No changes to the director compensation were made in 2020. Changes were last made to the Board compensation program in 2019, based on a review by the Compensation Committee’s independent consultant, Meridian Compensation Partners (“Meridian”), which recommended an increase as appropriate to position director compensation at the median of Teck’s peer group.

As previously disclosed, general cash meeting fees for directors were eliminated in 2017. However, in order to compensate the members of the ad hoc QB2 Project review sub-committee (the “QB2 Sub-committee”) for their considerable time spent on site visits and project reviews, on the advice of Meridian, the Board approved a meeting fee of $2000 per day and specified that the travel fee is payable for the sub-committee’s site visits. Following the onset of the COVID-19 pandemic, the QB2 Sub-committee was unable to travel to Chile for any site visits and, as such, meeting and travel fees were not paid after the first quarter of 2020. The QB2 Sub-committee has since been merged into the Technical Committee as a regular standing committee of the Board, with no meeting fees payable.

In late 2019, following the unexpected resignation of Teck’s former Chair, Dominic Barton, a sub-committee of the Board was formed for the purpose of reviewing internal and external candidates and recommending to the Board a new Chair. The sub-committee met three times in early 2020 and was composed of Laura Dottori-Attanasio (Chair), Mr. Pickering, Ms. Power, and Mr. Snider. In February 2020, the Compensation Committee approved additional compensation for the members of that sub-committee of a $2,000 per meeting fee and an additional $6,000 payable to the committee Chair, Ms. Dottori-Attanasio, in recognition of the significant time and effort expended by the sub-committee.

16

Compensation Components

ANNUAL RETAINER AND COMMITTEE FEES

Teck pays annual retainers and committee fees to directors as follows:

Component	Fee
Cash Retainer
Non-executive Director (excluding Vice Chair)	$105,000
Chair	$300,000
Vice Chair	$175,000
Committee Chair – Audit(1)	$20,000
Committee Chair – Compensation(1)	$14,000
Other Committee Chair(1)	$8,000
Committee Member	$7,500
Share-Based Retainer
Non-executive Director (including Vice Chair)	$130,000
Chair	$200,000
Additional Fees
Travel Fee(2)	$1,000
Sub-committee Meeting Fee(3)	$2,000
(1)	Committee Chairs receive Committee Chair fees in addition to Committee Member fees.
(2)	Directors who travel from outside the Province of British Columbia the day prior to Board or Committee meetings to attend those meetings and directors on the Technical Committee who travel to Chile for official site visits receive a $1000 travel fee per trip.
(3)	Sub-committee members received meeting fees of $2,000 per day of meetings attended in 2020. The Chair Recommendation Sub-committee disbanded following the appointment of Ms. Murray as Chair in February 2020. The QB2 Sub-committee has now been merged into the Technical Committee and no further meeting fees are payable.

Directors are also reimbursed for out-of-pocket expenses and travel costs related their work.

SHARE-BASED AWARDS

The share-based component of director compensation is payable in either DSUs or RSUs. Until directors have met the mandatory shareholdings, all compensation other than travel fees and reimbursement for out-of-pocket costs must be taken in the form of DSUs. Non-executive directors who have met the mandatory minimum shareholding requirement may elect on an annual basis to receive some or all of their annual cash retainer in DSUs, which are issued and priced at the end of each quarter, and may also elect to receive all or a portion of their annual equity grant as RSUs. In 2020, eight of the 11 non-executive director nominees took 100% of their directors’ fees in DSUs.

DSUs and RSUs are notional shares with the same value at any given time as the Class B subordinate voting shares, but are non-dilutive and do not entitle the participant to any voting or other shareholder rights. Dividend equivalents are credited to a participant’s DSU or RSU account in the form of additional DSUs or RSUs. RSUs pay out within three years of grant, while DSUs do not pay out until a director ceases to hold office. See Schedule B for additional details on the terms of the RSU and DSU plans and awards.

Because Chinese securities laws would require Teck to undergo a complex registration process and ongoing filings in China in order for Teck to issue share units or other equity to him, Mr. Chong has agreed to receive cash in lieu of an equity grant, and the Board has exempted him from the minimum shareholding requirements.

17

On May 1, 2020, non-executive directors, with the exception of Mr. Chong, each received 11,869 share units and the Board Chair received 18,261 share units. These grants had a grant date value of $11.0451 per share unit, based on the VWAP of our Class B subordinate voting shares for the 20 consecutive trading days on the TSX prior to the grant, equal to a target dollar value of approximately $130,000 for non-executive directors and $200,000 for Teck’s Chair.

Directors' Total Compensation

The following table sets forth all annual compensation paid to non-executive directors for the financial year ended December 31, 2020.

Name	Fees Earned in Cash ($)(1)	Share-based Retainer ($)(2)	All Other Compensation ($)(3)	Total ($)
M.M. Ashar	127,172	130,001	20,421	277,594
Q. Chong(4)	237,287	—	—	237,287
L.L. Dottori-Attanasio(5)	32,434	130,001	5,098	167,533
E.C. Dowling	148,688	130,001	13,920	292,609
E. Fukuda	112,463	130,001	8,544	251,007
T. Higo	111,165	130,001	3,534	244,701
N.B. Keevil, III	189,500	130,001	11,414	330,915
T.L. McVicar	144,741	130,001	13,309	288,051
S.A. Murray	312,512	200,005	8,679	521,196
K.W. Pickering	142,896	130,001	11,518	284,415
U.M. Power	150,291	130,001	6,713	287,005
T.R. Snider	147,214	130,001	12,425	289,640
(1)	Includes any portion of annual retainer earned in cash but paid in DSUs either at the directors’ election or in order to contribute to mandatory minimum shareholding requirements (at a dollar amount based on the grant date fair value), including Committee Chair and Member Fees.
(2)	The fair value for share units granted was $32.33, being the volume weighted average price (“VWAP”) of the Class B subordinate voting shares for the 20 days prior to the grant date of May 1, 2019. This column does not include DSUs granted in lieu of cash.
(3)	Includes:
a.	travel fees for directors who travel from outside British Columbia the day prior to a meeting or members of the QB2 Sub-Committee who travel to site in Chile;
b.	meeting fees for members of the former QB2 and Chair Recommendation sub-committees; and
c.	dividend equivalents credited in the form of additional share units on previous grants.
(4)	Mr. Chong receives cash in lieu of share-based awards as described above.
(5)	Ms. Dottori-Attanasio did not stand for re-election in April 2020.

18

Outstanding Share-Based Awards

The following table shows all outstanding share-based awards held by each non-executive director as at December 31, 2020. We do not award options to non-executive directors.

	Outstanding Share-Based Awards
Name	No. of Shares or units of shares that have not vested (#)(1) (2)	Market or Payout Value of share-based awards that have not vested ($)(1) (2) (3)	Market or Payout Value of vested share-based awards not paid out or distributed ($)(2) (3) (4)
M.M. Ashar	—	—	2,655,345
Q. Chong(5)	—	—	—
L.L. Dottori-Attanasio(6)	—	—	—
E.C. Dowling	—	—	1,831,045
E. Fukuda	—	—	1,212,981
T. Higo	—	—	473,111
N.B. Keevil, III	—	—	1,453,290
T.L. McVicar	—	—	1,798,543
S.A. Murray	—	—	1,293,577
K.W. Pickering	—	—	1,588,795
U.M. Power	—	—	1,018,756
T.R. Snider	—	—	1,697,665
(1)	Reflects the value of unvested RSUs only as DSUs granted to directors vest immediately on the grant date.
(2)	Includes dividend equivalents credited as additional share units credited on previous grants.
(3)	Market or Payout Value is calculated by multiplying the number of share units held at December 31, 2020 by the closing price of the Class B subordinate voting shares on the TSX on that day of $23.10.
(4)	Reflects the value of DSUs only as RSUs are paid out immediately following vesting. No RSUs have been issued to directors since 2017.
(5)	Mr. Chong receives cash in lieu of share-based awards as described above.
(6)	Ms. Dottori-Attanasio did not stand for re-election in April 2020.

Share-Based Awards – Value Vested or Earned During the Year

The following table shows the number and value of the share-based awards which vested or were earned for each non-executive director for the fiscal year ending December 31, 2020. Non-executive directors did not receive any non-share-based incentive compensation in 2020.

	Value Vested During The Year ($)(1)
		DSUs ($)(2)(3)
Name	RSUs ($)	Granted in Lieu of Fees Earned in Cash	Share-Based Retainer	Total ($)
M.M. Ashar	—	147,593	130,001	277,594
Q. Chong(4)	—	—	—	—
L.L. Dottori-Attanasio(5)	—	37,532	130,001	167,533
E.C. Dowling	—	88,252	130,001	218,253
E. Fukuda	—	121,007	130,001	251,007
T. Higo	—	113,700	130,001	243,701
N.B. Keevil, III	—	11,414	130,001	141,415
T.L. McVicar	—	158,050	130,001	288,051
S.A. Murray	—	320,191	200,005	520,196
K.W. Pickering	—	154,414	130,001	284,415
U.M. Power	—	157,004	130,001	287,005
T.R. Snider	—	159,639	130,001	289,640
(1)	Includes dividend equivalents credited as additional share units.
(2)	The amount represents the aggregate value of the share units as of the vesting date. As directors’ DSUs vest immediately, the fair market value for DSUs was as of the grant date.
(3)	DSUs vest on the grant date but are not redeemable until the Director ceases to be a Director and is not otherwise employed by Teck. The actual value of the DSUs on the payout date is based on the fair market value of the Class B subordinate voting shares on the payout date and cannot be determined until that time.
(4)	Mr. Chong receives cash in lieu of share-based awards as described above.
(5)	Ms. Dottori-Attanasio did not stand for re-election in April 2020.

19

Mandatory Shareholdings for Directors

Non-executive directors are required to own shares or share units equivalent in value to at least three times their total annual cash and share-based retainer, with new directors having five years to reach the mandatory minimum. As disclosed above, due to requirements under applicable Chinese securities laws, the Board has exempted Mr. Chong from this requirement.

For the purposes of the policy, the value of share units is determined by using the closing price of the Class B subordinate voting shares on the TSX on December 31, 2020. On that date, all non-executive directors subject to the shareholding requirement had met the requirement or were in the process of doing so within the time limit. Directors may also meet the mandatory minimum based on the value invested in Teck securities based on grant date value of their DSUs and RSUs.

The following table shows the number of shares, RSUs and DSUs held by each non-executive director as at December 31, 2020 compared to their holdings the prior year, the value of their holdings as at December 31, 2020 based on the closing price of the Class B subordinate voting shares on the TSX on December 31, 2020 of $23.10, and the value of shares and share units required to meet the shareholding requirement.

			Shares (#)(1)		Share Units Held (#)(2)
Name	Director Since	As At	Class A	Class B	RSUs	DSUs	Total Shares and Share Units Held (#)	Total At-Risk Value of Shares and Share Units ($)(3)	Value of Shares and Share Units Required to Meet Requirements ($)
M.M. Ashar	2007	2020	0	70,000	0	114,950	184,950	4,272,345	705,000
		2019	0	58,000	0	93,647	151,647	3,503,046	705,000
Q. Chong	2016	2020	-	-	-	-	-	-	-
		2019	-	-	-	-	-	-	-
E.C. Dowling	2012	2020	0	9,600	0	79,266	88,866	2,052,805	705,000
		2019	0	0	0	61,798	61,798	1,427,534	705,000
E. Fukuda	2016	2020	0	2,000	0	52,510	54,510	1,259,181	705,000
		2019	0	2,000	0	32,896	34,896	806,098	705,000
T. Higo(4)	2019	2020	0	2,000	0	20,481	22,481	519,311	705,000
		2019	0	2,000	0	1,367	3,367	77,778	705,000
N.B. Keevil, III	1997	2020	0	10,000	0	62,913	72,913	1,684,290	930,000
		2019	0	10,000	0	50,414	60,414	1,395,563	930,000
T.L. McVicar	2014	2020	0	0	0	77,859	77,859	1,798,543	705,000
		2019	0	0	0	55,810	55,810	1,289,211	705,000
S.A. Murray(4)	2018	2020	0	7,860	0	55,999	63,859	1,475,143	1,500,000
		2019	0	7,860	0	17,058	24,918	575,606	705,000
K.W. Pickering	2015	2020	0	22,800	0	68,779	91,579	2,115,475	705,000
		2019	0	13,800	0	46,993	60,793	1,404,318	705,000
U.M. Power	2017	2020	0	11,454	0	44,102	55,556	1,283,343	705,000
		2019	0	0	0	22,229	22,229	513,490	705,000
T.R. Snider	2015	2020	0	13,150	0	73,492	86,642	2,001,430	705,000
		2019	0	13,150	0	51,269	64,419	1,488,079	705,000
(1)	This column includes all Teck shares directly or indirectly beneficially owned or over which control is exercised.
(2)	Includes dividend equivalents credited as additional share units.
(3)	Based on the closing price of the Class B subordinate voting shares on the TSX on December 31, 2020 of $23.10.
(4)	Ms. Murray was elected to the Board on April 23, 2018 and has until 2023 to meet the minimum shareholding requirement. Mr. Higo was appointed to the Board on September 17, 2019 and has until 2024 to meet the minimum shareholding requirement.

20

Committee Reports

The Board has five standing committees, being the Audit Committee, Corporate Governance & Nominating Committee (the “Governance Committee”), the Compensation Committee, the Safety & Sustainability Committee, and the Technical Committee.

The Board has also constituted an Executive Committee to which certain matters may be delegated from time to time to enable Teck to react quickly to emerging issues and opportunities as may be necessary, provided that sufficient notice is given to other Board members. There was no action taken by the Executive Committee in 2020.

The five standing committees hold regularly scheduled meetings throughout the year. The Board may also constitute informal sub-committees of the Board from time to time on an ad hoc basis to review certain matters in further detail, as it may consider appropriate. In 2019, the Board constituted the QB2 Sub-committee as an ad hoc sub-committee to provide additional oversight of project execution and construction and to act as advisors to the QB2 project team during the construction period. In April 2020, the Board, on the recommendation of the Governance Committee, determined that the Committee structure would be reconstituted to combine the oversight of QB2 and other project developments into a standing Technical Committee, along with oversight of mineral reserves and resources reporting and technology and innovation matters.

An in camera session is held at each committee meeting for the independent members of the committee to meet in camera without management present. Each committee has the authority to engage external advisors or consultants as they may deem necessary to assist them in carrying out their duties and to approve the related contracts and fees.

Since April 2019, all of the standing committees are composed of 100% independent directors. All directors are invited to attend each regular committee meeting. While none of the Chair, Vice Chair or President and CEO are formally on any of the standing committees, in practice, all three are invited to and attend all committee meetings, where possible.

The reports below describe each standing committee’s key responsibilities, members, and activities in 2020. Each of the standing committees has a charter that describes its functions in more detail and is available on our website at www.Teck.com/corporate-governance.

Report of the Audit Committee
Members	Power (Chair), Ashar, McVicar, and Snider
Members’ Qualifications

All of the members of the Committee are financially literate, at least one Committee member qualifies as an audit committee financial expert under the Sarbanes Oxley Act of 2002 (“SOX”), and all of the members meet additional independence standards for audit committees under applicable laws and stock exchange rules.

Each member has significant experience relevant to Committee responsibilities, either through audit committee or other executive experience with other companies. Please see their biographies beginning on page 9 for further details.

Meetings in 2020	The Committee met six times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.
Key Responsibilities

•  provide an open avenue of communication between management, the external auditor, the internal auditor, and the Board

•  assist the Board in oversight of:

•  integrity, adequacy, and timeliness of financial reporting and disclosure practices

•  processes for identifying the principal financial reporting risks and reviewing internal control systems

•  compliance with legal and regulatory requirements related to financial reporting

•  accounting principles, policies, and procedures used by management to determine significant estimates

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Report of the Audit Committee

•  anti-fraud programs and controls, including identification of fraud risks and implementation of anti-fraud measures

•  whistleblower mechanisms

•  engagement, independence and performance of the external auditor

•  internal audit mandate and planning, including SOX compliance audits

•  assist the Board in oversight and monitoring of the management and governance of Teck’s various pension plans

•  until April 2020, when these responsibilities were assumed by the Technical Committee of the Board, assist the Board by providing enhanced oversight of Teck’s reporting of its mineral and oil and gas reserves and resources

Key Activities in 2020

•  reviewed with management and the external auditor and recommended to the Board the annual financial statements and reviewed with management and the external auditor and approved the interim financial statements, along with the related management’s discussion and analysis and other disclosure documents

•  the Committee Chair attended meetings of management’s Disclosure Committee to observe and assess the process for reviewing disclosure in financial news releases

•  obtained assurances from management and the external auditor regarding compliance with legal and regulatory requirements related to financial reporting

•  reviewed the adequacy of the system for employees to confidentially and anonymously report questionable accounting, auditing, financial reporting, and disclosure practices

•  reviewed with management and the external auditor the accounting treatment applicable to the withdrawal of the application for the permit for the Frontier Project and the related asset impairment

With respect to the External Auditor:

•  reviewed the overall audit scope, plans, and results and all matters pertaining to professional auditing guidelines and standards in Canada and the United States

•  received written disclosures from the external auditor as recommended by the Chartered Professional Accountants of Canada

•  reviewed the independence of the external auditor, including a review of non-audit services and receipt of written assurance of independence from the external auditor

•  required prior approval of all non-audit services provided by the external auditor

•  approved the fees payable to the external auditor

•  reviewed the overall performance of the external auditor

With respect to Financial Controls:

•  continued its oversight of the Financial Controls Program (“FCP”) to ensure compliance with SOX and applicable Canadian rules on internal controls over financial reporting

•  received the external auditor’s report on and attestation to management’s certification under the FCP

•  reviewed the process for the CEO and CFO certifications required by applicable securities regulations with respect to Teck’s financial statements, disclosures and internal controls, including any significant changes or deficiencies in such controls

With respect to the Internal Audit Group:

•  reviewed the independence of the internal audit group

•  reviewed with the Director, Internal Audit and Operational Review the mandate, qualifications, resources, and annual budget and work plan of the internal audit group and the results of internal audits completed during the year

•  received an independent report on a stakeholder review of the internal audit function and provided feedback with respect to recruitment of a new internal audit group leader

With respect to Pension Matters:

•  reviewed the design of and coverage under the pension plans

•  reviewed and approved changes to the funding policies for the defined benefit plans and the level of contributions to the defined contribution plans

•  monitored the authority delegated to management’s Executive Pension Committee to administer each pension plan in accordance with applicable law and terms of the plan

•  reviewed compliance with applicable minimum funding requirements and the policies and procedures in place in respect thereof, including reviewing actuarial reports

•  reviewed and monitored investment of pension fund assets for defined benefit plans, including the policies and procedures in place in respect thereof

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Report of the Audit Committee

•  reviewed and monitored the sufficiency and appropriateness of the investment choices available under defined contribution plans and the communication and educational materials provided to plan members

•  reviewed and monitored the performance of investment managers, including the process established for selection, retention, or replacement of investment managers or advisors

With respect to mineral and oil and gas reserves and resources matters, prior to integration of annual reserves and reporting matters into the Technical Committee in April 2020:

•  completed the annual review and approved changes to the procedures and policies for mineral and oil and gas reserve and resource estimation and reporting

•  reviewed the regulatory requirements regarding the estimation of mineral and oil and gas reserves and resources and any changes thereto;

•  received reports from the oil and gas independent evaluators for Fort Hills mine and the Frontier project

•  reviewed and recommended for approval by the Board the proposed mineral reserves and mineral resources disclosure for inclusion in the 2019 annual filings

•  received updates on national and international regulatory developments related to reserves and resources matters

•  reviewed and approved a five-year external audit plan and received a report on implementation of recommendations from previous external audits of reserves and resources

With respect to other matters:

•  met regularly with the CFO without other members of management present and, also without management present, with the external and external auditor and alone

•  completed the annual review of and approved changes to the Committee’s charter

•  received presentations on cybersecurity, information systems and technologies, and developments in taxation, and recommended to the Board for approval an updated corporate tax policy

•  reviewed treasury matters, including liquidity and leverage metrics

•  reviewed the appointments of both the new Senior Vice President and CFO and Vice President and Treasurer

•  interviewed and approved the selection of the new partners for the external auditor in connection with the regulatory requirements for the rotation of the audit partner

Report of the Compensation & Talent Committee
Members	Dowling (Chair), McVicar, Pickering, and Power
Members’ Qualifications	Each member has significant experience relevant to Committee responsibilities, through compensation committee and/or other executive experience with other companies. Please see their biographies beginning on page 9 for further details.
Meetings in 2020	The Committee met five times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.
Key Responsibilities

•  assist the Board in carrying out its responsibility for developing policies on and reviewing and approving executive and Board compensation and other broadly applicable compensation and benefit programs

•  oversee material compensation plans with respect to risk management principles

•  assist the Board in oversight of succession planning, talent management, and executive development programs

Key Activities in 2020

•  reviewed and recommended to the Board for approval:

•  annual bonus plan performance rankings for business units and functional groups for 2019 and 2020 bonus performance targets

•  the CEO’s performance evaluation, based on the Board’s assessment of the CEO’s performance against established annual objectives

•  the CEO’s compensation, including adjustments to base salary, annual incentive bonus, and long-term incentive grants

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Report of the Compensation & Talent Committee

•  the recommendations of the CEO regarding annual objectives and compensation for other senior executives, including evaluation of performance relative to annual objectives and adjustments to base salaries, annual incentive bonuses, and long-term incentive grants

•  benefits and other perquisites for senior executives

•  non-executive director compensation and equity grant

•  the appropriate peer group of companies on which to assess the competitiveness of Teck’s compensation policies and plans

•  the appropriate peer group of companies to use for the relative total shareholder return performance (“TSR”) metric for the PSU plan

•  reviewed executive and director compensation disclosure in the annual proxy circular, to ensure it reflects the decisions and rationale of the Board

•  performed functions assigned to it under the equity compensation plans, including evaluating and recommending to the Board for approval equity grants for directors, executives, and employees

•  received updates on COVID-19 pandemic related work impacts, including implementation of protocols at operations, transition to remote work for corporate offices, and employee support programs

•  evaluated potential adjustments to executive and director pay, bonus metrics, and annual objectives related to disruption and change of economic and operating environment related to the COVID-19 pandemic

•  reviewed long term incentive plan design and pay mix alternatives

•  reviewed the shareholdings of the senior executive team and directors relative to the mandatory minimum shareholding requirements established

•  reviewed and approved changes to the valuation methodology used for the mandatory minimum shareholding requirements for senior executives

•  reviewed material compensation programs to confirm alignment with risk management principles and no encouragement of inappropriate or excessive risk taking

•  received and reviewed reports on the following:

•  succession planning and executive recruitment with respect to the CEO and other senior executive team members, including review of appointments and compensation packages for several new executive team members in 2020

•  potential changes to income tax rules related to stock option taxation

•  executive development programs

•  human resources strategic objectives and progress against previous goals

•  a benchmarking survey of executive compensation, to assess Teck’s compensation in the context of peer company practices, provided by Meridian

•  a benchmarking study of director compensation, provided by Meridian

•  an independent compensation risk assessment, conducted by Meridian

•  Teck’s fourth annual Gender Pay Equity Review

•  executive compensation market trends and development, provided by Meridian

•  Teck Excellence Awards employee recognition program

•  completed the annual review of the Committee’s charter and work plan

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Report of the Corporate Governance & Nominating Committee
Members	McVicar (Chair), Dowling, and Power
Member Qualifications	Each member of the Committee is knowledgeable regarding corporate governance and has substantial and diverse board experience relevant to the Committee’s responsibilities. Please see their biographies beginning on page 9 for further details.
Meetings in 2020	The Committee met four times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.
Key Responsibilities

•  identifies individuals qualified to become members of the Board

•  recommends nominees for election at each annual meeting or to fill vacancies

•  considers and recommends corporate governance programs and continuing education

•  recommends the Board’s committee structure and appointments, including chair roles

•  oversees Committee and director evaluations

•  reviews and considers developments in governance practices, polices and standards to ensure governance practices are rigorous, relevant and appropriate to Teck

•  monitors ethics, conflicts of interest, and conduct standards and compliance

•  oversees Board independence and ensures that the interests of all shareholders are considered and protected in our governance process

Key Activities in 2020

•  reviewed the independence and recommended the nomination of each director nominee

•  reviewed and recommended to the Board for approval the annual proxy circular disclosure

•  reviewed correspondence received from shareholders and responses thereto

•  reviewed the composition of the Board and its committees, resulting in a substantial revision to the committee structure, composition, and chair roles

•  completed the annual evaluation of the performance of the Board and its committees and oversaw the reporting to the Board of the results

•  selected an independent advisor to complete an in-depth peer review process

•  reviewed and recommended to the Board for approval a revised Shareholder Engagement Policy

•  reviewed and recommended to the Board for approval a revised Board Diversity Policy

•  reviewed and recommended to the Board the adoption of a new General By-law No. 1 to modernize and streamline Teck’s bylaws, including increasing the quorum for shareholders’ meetings, an advance notice bylaw, provision for virtual shareholders’ meetings, and elimination of the Chair’s casting vote at both directors’ and shareholders’ meetings

•  reviewed and approved changes to the valuation methodology for the mandatory minimum shareholdings policy for directors

•  reviewed best practices with respect to director term limits and retirement policies and recommended to the Board the adoption of a 15-year term limit for independent directors

•  reviewed and approved changes to the Board’s Skill Matrix

•  at each meeting, reviewed and considered various emerging governance issues, including those relating to dual-class share structures; regulatory developments; diversity disclosure; director independence; conflicts of interest; directors’ duties; corporate purpose; environmental and social issues; shareholder activism; and proxy advisory services policies and governance rankings

•  completed the annual review of the Committee’s charter and work plan

The Governance Committee welcomes input from shareholders on governance matters. Email: Governance@Teck.com.

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Report of the Safety & Sustainability Committee
Members	Snider (Chair), Ashar, Fukuda, Higo, and Pickering
Meetings in 2019	The Committee met five times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.
Key Responsibilities	Review corporate policies, procedures, and performance with respect to health and safety, the environment, community and indigenous relations, climate change, tailings, and reclamation matters
Key Activities in 2020

•  reviewed and recommended to the Board the approval of the annual Sustainability Report and the long-term Teck Sustainability Strategy Goals related to climate change, responsible production, people, communities and Indigenous peoples, water, tailings management, biodiversity and reclamation, and health and safety

•  received a progress update on previous long-term 2020 sustainability goals

•  reviewed and recommended to the Board for approval the achievement rankings for 2019 sustainability metrics

•  reviewed and recommended to the Board for approval an updated Human Rights Policy

•  received regular updates on:

•  Teck’s COVID-19 response, including details of implementation of health and safety protocols, communications planning, and community assistance initiatives

•  safety lag and lead indicators, occurrence reports, and results of incident investigations, including remedial measures and dissemination of findings

•  environmental management planning, occurrence reports, and remedial measures

•  Elk Valley Water Quality Plan compliance, environmental impact monitoring, research related to Saturated Rock Fills and other emerging technologies, and other selenium, nitrate and deleterious element reduction and remediation matters

•  Red Dog water management planning

•  engagement with communities, Indigenous peoples, and other stakeholders and other human rights matters

•  permitting, government engagement, and prospective changes to relevant health, safety and environmental standards, laws, and regulations

•  tailings facility management and risk mitigation

•  climate change matters, including impacts on Red Dog operations

•  received special reports on the following:

•  blasting practices and procedures at Teck operations

•  archeological and cultural heritage practices, including review of procedures for archeological discoveries at QB2 project port site and related engagement efforts

•  Teck’s high potential risk control strategy

•  results from community opinion surveys in communities near Teck operations

•  ESG performance review

•  occupational health and hygiene review and exposure management

•  annual legacy properties update

•  annual tailings storage facilities update

•  completed the annual review of the Committee’s charter

•  due to the COVID-19 pandemic, the Committee was unable to complete its annual site visit to one of Teck’s operations; site visits are expected to resume once it is safe to do so

For information on our sustainability strategy and commitments please see our most recent Sustainability Report, which is available on our website at www.Teck.com/responsibility.

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Report of the Technical Committee
Members	Pickering (Chair), Ashar, Dowling, and Snider
Meetings in 2020	The Committee met three times after it was formed in April 2020. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.
Key Responsibilities

To assist the Board by providing oversight of Teck’s:

•  review and disclosure of mineral and oil and gas reserves and resources;

•  material technical, operational project matters;

•  innovation and technology matters, including strategy implementation, research and development, and adoption of emerging technologies

Key Activities in 2020

•  received in-depth briefings on the QB2 project, including updates on health and safety, COVID-19 response, protocols and procedures, construction ramp-up and progress, cost management, permitting, and environmental and archeological matters

•  received briefings on the Neptune Bulk Terminals expansion project and various water treatment capital projects

•  received briefings on RACE21™ strategy, planning, and value creation, including details, outcomes and learnings from various initiatives

•  reviewed and approved composition of the Management Reserves Committee and the Qualified Persons and Supervising Professionals for all sites

•  received an update on expected changes for year-end mineral reserves and resources reporting relating to 2020

•  received a report from the external reserve auditors regarding Line Creek Operations

•  reviewed and approved the selection of the oil and gas independent evaluators

•  reviewed and approved the commodity price and exchange rate assumptions for mineral reserve and resource estimates and reporting in 2020

•  reviewed and approved the Committee charter and work plan

Information about Corporate Governance

Teck’s Board and management are committed to leadership in corporate governance. As a Canadian reporting issuer with securities listed on the TSX, we have in place a system of corporate governance practices that meets or exceeds all applicable Canadian requirements.

Although Teck is a “foreign private issuer” for purposes of its NYSE listing and is therefore not subject to the NYSE corporate governance standards, the Board has determined that at least a majority of its directors must satisfy the director independence requirements under those standards. The Governance Committee has further determined that Teck’s corporate governance practices do not differ in any material way from those followed by NYSE listed U.S. domestic issuers, with any differences being a matter of form rather than substance. One exception is with respect to certain ‘bright line’ independence rules applicable to NYSE listed U.S. domestic issuers, which do not apply to Teck as a foreign private issuer. For more information, see page 32.

Governance Highlights

The following table contains a summary of certain of Teck’s governance practices and policies. Further information on certain of these topics can be found later in this Circular where indicated.

Governance Topic	Our Practice
Dual-Class Share Structure	The Board pays special attention to maintaining governance practices appropriate for a corporation with a dual-class share structure to ensure that the interests of all shareholders are considered and respected.
Read more about our Dual-Class Share Structure on page 33

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Governance Topic	Our Practice
Director Independence	A majority of directors are independent, and, if all nominated directors are elected, only two of 12 (17%) will not be independent.
Meetings of Independent Directors	The Board has adopted a policy that at each Board and Committee meeting held, the non-executive directors will meet without management present and the independent directors will meet without non-independent directors present.
Independent Chair	Teck has had an independent Chair of the Board since October 1, 2018. Currently, Sheila Murray, an independent director, has served as the Chair of the Board since February 6, 2020.
Read more about Director Independence on page 32
Position Descriptions

A position description for the Independent Chair of the Board has been approved by the Board and sets out the Chair’s responsibilities, including:

•  chairing meetings and facilitating frank and open discussions

•  providing ethical and independent leadership to enable the Board to effectively function with integrity

•  advising and assisting the Board and management in the development and execution of strategy

The Board has also adopted position descriptions for the various Committee Chairs.

The Position Description for the Independent Chair of the Board and other governance related documents are available on Teck’s website at www.Teck.com/corporate-governance
CEO Position Description

A position description for the CEO has been approved by the Board. The CEO reports to the Board, has general supervision and control over the business and affairs of Teck, and is expected to (among other things):

•  foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfills social responsibility

•  develop and recommend to the Board a long-term strategy and vision for Teck that leads to creation of shareholder value

•  develop and recommend to the Board annual business plans and budgets that support Teck’s long-term strategy

•  consistently strive to achieve Teck’s financial and operating goals and objectives

Director Nominations

The Governance Committee is responsible for recruiting and proposing new director nominees and does the following on an ongoing basis:

•  consults with the Board to identify the mix of skills, expertise and qualities required and assess additional attributes required to maintain an appropriate mix, including diversity considerations

•  identifies impending Board vacancies to allow time for recruitment;

•  develops a short-list of candidates and their availability and arranges meetings with the Governance Committee, Board Chair, CEO, and other Board members as may be practicable

•  ensures candidates are prepared to take on required level of commitment expected of Teck Board members

•  recommends proposed nominees to the Board

Board Renewal

The Board believes that effective Director renewal has taken place without any formal retirement mechanisms, with the nominated Directors having an average tenure of 8.4 years (6.1 years for independent directors) and 5 of 12 having joined the Board in the last 5 years.

However, following a consideration of potential benefits for succession planning and board renewal, in September 2020 the Board adopted a term limit of 15 years for independent directors. Directors who are currently on the Board will not be exempted from the new policy. Information regarding each current director’s latest expected retirement date is included with their biographies beginning on page 9.

The Board will continue to place emphasis on rigorous evaluation of all directors, regardless of the term limit, and believes that a balance between long tenure, familiarity with Teck’s business, long-term perspective on the industry, and fresh perspective is essential for effective governance.

Read more about Board Renewal on page 35
Majority Voting

The Board has adopted a majority voting policy consistent with the TSX rules for uncontested director elections and uses individual voting for director elections.

In an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” will promptly tender a resignation to the Board, which will be considered by

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Governance Topic	Our Practice

Governance Committee. Absent extraordinary circumstances, the Board will accept the resignation. The Board will announce its decision in a news release, which will be filed with the TSX and NYSE, within 90 days following the meeting, including reasons for rejecting a resignation, if applicable. A director who tenders a resignation under this policy will not participate in any meeting of the Board or Governance Committee at which his or her resignation is considered.

Diversity - Board

The Board has adopted a company-wide Inclusion and Diversity Policy, and a specific policy regarding Board and Executive Officer diversity.

If all nominees proposed to be elected as directors at the Meeting are elected:

•  3 of 12 directors, or 30% of independent directors, will be women, including the Board Chair and the chairs of the Audit Committee and Corporate Governance Committee (25% of all directors);

•  4 of 12 directors, or 40% of independent directors, will be visible minorities (33% of all directors); and

•  No directors will be Aboriginal peoples or persons with disabilities.

When considering candidates for director, while no targets have been set, the Governance Committee and Board consider the level of representation on the Board of members of designated groups, including women, visible minorities, Aboriginal peoples, and persons with disabilities, in addition to candidates’ business skills, qualifications, and career history.

Diversity - Executives

Teck considers the level of representation of designated groups, being women, visible minorities, persons with disabilities, and Aboriginal peoples in executive officer positions but has not set any targets. Two out of 19 members of senior management of Teck (as defined in the CBCA) are female (11%), including the Board Chair, and one is a member of a visible minority (5%). There are no members who are Aboriginal peoples, or persons with disabilities. Following the Meeting, due to certain phased retirements currently underway, there will be two out of 16 (13%) who are women and one out of 16 (6%) will be a member of a visible minority.

Within Teck’s larger pool of officers, an additional eight of 26 members (31%) are women, while no additional members are members of a visible minority, Aboriginal peoples or persons with disabilities.

Read more about Diversity on page 36
Mandatory Shareholdings

We require non-executive directors to own shares or share units equivalent to not less than three times their annual cash retainer and share-based retainer.

Senior management other than the CEO are required to maintain holdings of shares and/or share units equal to two times their annual salary. The CEO is required to hold five times his annual salary.

Read more about mandatory shareholdings for directors on page 20 and for executives on page 57
Board Evaluations	In 2020, following the independent evaluation process led by KPMG in 2019, the Governance Committee decided to run the annual evaluation process internally for 2020. Each Board member completed a detailed questionnaire to provide quantitative and qualitative feedback on Board, Committee, and individual performance in key areas and on governance and Board procedures generally. Following the completion of the surveys, the Chair of the Governance Committee conducted follow-up interviews with individual directors as necessary. The results of the evaluation were reviewed by the Governance Committee, which determined that a more detailed peer review process was desirable. In late 2020, Watson Inc. was retained to conduct a detailed peer and Chair review process, consisting of an in-depth survey on director performance completed by each director and key senior management, and interviews with each director and key management team member to gain further insight into their comments. Watson Inc. then compiled a comprehensive report, which was presented to the Board in February 2021, and individual reports for each director containing feedback from their peers and recommendations for improvement.
Shareholder Engagement	The Board has adopted a Shareholder Engagement Policy describing how shareholders can provide direct feedback to the Board, which is available at www.Teck.com/corporate-governance.
Read more about Shareholder Engagement on page 39
Director Orientation

The Board has adopted a Director Orientation Program designed to:

•  provide each new director with a baseline of knowledge about Teck that will serve as a basis for informed decision-making;

•  tailor the program for each new director, taking into account his or her unique mix of skills, experience, education, knowledge and needs; and

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Governance Topic	Our Practice

•  deliver information over a period of time to minimize the likelihood of overload and maximize the lasting educational impact.

The orientation program consists of a combination of written materials, one-on-one meetings with Teck senior management, site visits, and other briefings and training as appropriate.

Continuing Education

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education, Teck has a formal program of continuing education in place, and, as part of that program Teck:

•  arranges presentations by internal and outside experts to the Board or committees on matters of particular import or emerging significance

•  provides briefings on matters of particular interest in advance of scheduled Board meetings

•  distributes written background materials on matters of relevance to Teck’s business

•  arranges tours of mine sites and other operations for groups of directors or committees of the Board, where directors have direct contact with operating management

•  identifies external opportunities for continuing education, such as industry conferences, which may be of interest to individual directors

Directors also participate as discussion leaders and panelists on topical issues facing Teck and the industry at annual strategic planning meetings.

Read more about Director Education on page 38
Director Compensation

Director and officer compensation is established by the Board, as recommended by the Compensation Committee on the advice of its independent consultant and with reference to market data, with a view to establishing target compensation at the median of the Compensation Comparator Group.

We pay director compensation to non-executive directors only and do not issue options to directors. With one exception, our directors take a substantial proportion of their fees in a share-based retainer, with most of our directors opting to take all of their fees in DSUs. Until the mandatory minimum shareholding is reached, non-exempt new directors must take all of their compensation in the form of DSUs, other than travel fees and reimbursement for out-of-pocket costs.

Read more about Director Compensation beginning on page 16
Board Interlocks	The Board has not set a formal limit on the number of directors who may serve on the same board of another company, however, we do assess Board interlocks in nominating individuals to serve on the Board and disclose interlocks when they occur. There are currently no interlocking directorships.
Attendance

Directors are expected to attend all meetings of the Board and Board committees on which they serve, to come fully prepared, and to remain in attendance for the duration of the meetings. Under the Governance Committee Charter, the Governance Committee reviews the attendance of each director who has not attended at least 75% of Board or applicable committee meetings and considers their suitability for nomination as a director.

Due to the abnormal circumstances relating to the COVID-19 pandemic in 2020, the Board held an unusually large number of meetings in order to ensure that directors were kept up to date on rapidly changing conditions across Teck’s operations worldwide. Every effort was made to schedule these meetings as far in advance as possible to allow for maximum participation by directors but, in certain cases, urgent matters required the Board to meet when it was not possible for all directors to attend. Nevertheless, average attendance for all directors in 2020 was 96%.

Over-boarding Policy

The Board believes that directors must have sufficient time available to properly prepare for and attend Board meetings in order to make a full contribution to the Board.

The Board considers an individual to be over-boarded (and generally not eligible for nomination as a Teck director) where:

•  the individual sits on more than three public company boards in addition to Teck, if the individual is not otherwise employed

•  the individual sits on more than one public company board in addition to Teck, where that person is employed full time

The Governance Committee may make exceptions if satisfied that a nominee will be able to devote sufficient time and attention to Board matters despite outside commitments.

Once on Teck’s Board, directors must consult with the Chair prior to accepting additional board positions.

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Governance Topic	Our Practice
Code of Ethics

The Board has adopted a Code of Ethics, which is available on our website at www.Teck.com and on SEDAR at www.sedar.com.

The Board receives quarterly reports on the operation of Teck’s fraud reporting system and any reports to its whistleblower hotline. Employees, officers, and directors certify their compliance with the Code of Ethics annually.

Conflicts of Interest and Related Party Transactions

Each director must possess and exhibit the highest degree of integrity, professionalism and values. A director who has a real or perceived conflict of interest regarding any matter under consideration is required to advise the Board of the conflict or perceived conflict and refrain from participating in any discussion of the matter and abstain from voting on it. This would include any potential related party transaction that may be considered by the Board, including in situations where there may be multiple parties involved in a competitive bid process.

Related party transactions are rare, but when they arise, they are carefully scrutinized by non-conflicted directors. Where appropriate, an independent special committee may be formed to review a transaction.

A standing conflict of interest item has been added to the agenda for each Board meeting in order to prompt directors to proactively disclose any potential or perceived conflicts of interest or potential related party transactions and to facilitate disclosure and discussion of any potential issues.

Ethical Business Culture

Teck’s “Doing What’s Right” program reinforces the core values set out in our Code of Ethics. This program is refreshed through bi-annual online training for all officers and directors and employees other than union or hourly workers.

Compliance with the Code of Ethics is monitored by an annual survey of directors and staff employees. Directors and staff are required to certify that they have complied with the Code, and are either not aware of any non-compliance or that they have reported instances of apparent Code infractions to management, the Chair of the Audit Committee, or otherwise as prescribed

Claw-Back Policy	Teck has adopted a formal policy to recoup management compensation in appropriate circumstances.
Read more about Teck’s Clawback Policy on page 49
Anti Hedging Policy	Teck’s Employee Trading Policy prohibits insiders and employees from selling shares in Teck that they do not own or have not fully paid for (short-selling) and from buying or selling financial instruments on shares of Teck at any time that are designed to hedge or offset a decrease in the value of Teck’s shares, including equity-linked compensation.
Social and Environmental Policies

Teck has adopted and implemented social and environmental policies, including a Code of Sustainable Conduct, which sets out specific requirements related to:

•  legal compliance and ethical business conduct

•  impact risk and opportunity management

•  identification, control and promotion of safety and health performance

•  sound environmental conduct and continuous improvement in performance

•  fostering dialogue with stakeholders and respect for the rights, interests and aspirations of Indigenous People

•  support for local communities and promotion of responsible use and supply of our products

•  maintaining a confidential feedback mechanism and conducting regular audits.

Teck has also adopted

•  a Health and Safety Policy and a Health and Safety Guide for Exploration

•  a Water Policy

•  a Human Rights Policy

•  an Indigenous Peoples Policy and

•  a Climate Change Policy

Teck has taken steps to implement the Code of Sustainable Conduct and related policies through adoption of our Health, Safety, Environment and Community Management Standards, which provide direction to all operations and auditable criteria against which performance is measured.

Safety and sustainability (including environment, climate change, human rights, Indigenous relations, and community) performance are metrics used in our bonus plan and objectives are set for improvement on an annual basis. For more information, see page 49.

Further information about Teck’s Social and Environmental Policies and Commitments can be found in our annual Sustainability Report, which is available on our website at www.Teck.com/Responsibility.

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Independence Determination

Each year, a detailed questionnaire is circulated to all director nominees to elicit the information required to assess director independence prior to the annual meeting. The Governance Committee assists the Board in its independence assessment for general Board purposes and for service on the Audit Committee, considering both the independence requirements of National Instrument 52-110 and the rules of the TSX and NYSE applicable to Teck.

The Board considers directors to be independent if they are not members of management and are free of any interest or any business, family, or other relationship that could reasonably be perceived to interfere with their ability to act with a view to the best interests of Teck, other than interests and relationships arising solely from holdings in Teck.

The Board also considers whether directors have a direct or indirect material relationship with Teck as defined in subsection 1.4 of National Instrument 52-110. Any such material relationship will lead the Board to conclude that the relevant director is not independent.

The Board has concluded that each nominee to the Board is independent such that 10 out of 12, or a majority, are independent other than:

•	Mr. Lindsay, who is Teck’s President and CEO
•	Mr. Keevil, who is related to Teck’s former CEO and Chairman

Though Teck is a “foreign private issuer” for purposes of its NYSE listing and is therefore not subject to the NYSE corporate governance standards, the Board has determined that at least a majority of its directors must satisfy the director independence requirements under those standards. Messrs. Fukuda and Higo are both employees of SMM or its subsidiary. In 2019, following a competitive bidding process, SMM together with Sumitomo Corporation, acquired an interest in the subsidiary that holds the QB2 project, for consideration consisting of US$1.3 billion in earn-in and matching contributions, plus certain contingent payments payable on the occurrence of certain project milestones. Directors associated with SMM declared their potential conflict of interest and did not participate in any discussions or votes related to the transaction. While the Board has determined that Messrs. Fukuda and Higo are “independent” under the NYSE listing standards applicable to foreign private issuers, because of the amount of that payment, they would not be considered “independent” under the NYSE listing standards if Teck were a U.S. domestic issuer.

The Board has adopted a policy having an in camera session without management and for independent directors for a portion of each Board meeting.

Risk Oversight

The Board has an overarching responsibility to take reasonable steps to ensure that management identifies, understands, and evaluates the principal risks of and to Teck’s business, implements appropriate systems to manage these risks, and achieves a proper balance between risk and reward. The Board receives regular quarterly reports from management on global and site-specific risk management, ethical conduct, environmental management, and employee health and safety, in addition to detailed reports on particular risk issues.

The Board considers that the most significant risks facing Teck vary from time to time depending on the prevailing economic climate and the specific nature of Teck’s activities at the relevant time. At each meeting of the Board, the Board discusses risks associated with Teck’s business, reviews Teck’s risk tolerance for existing operations, new projects, and developments, and considers general and particular risks Teck faces. Annually, the Board reviews a risk appetite statement that outlines Teck’s appetite for various categories of risk and relevant risk mitigation measures and closely monitors the potential vulnerability of Teck’s operations and financial condition in light of risks that may arise, including:

•	risks related to commodity prices, exchange rates and general economic conditions;
•	risks related to project development, including the risk of capital cost overruns and delays in receipt of permits or governmental approvals;
•	risks related to water quality management and other environmental issues;

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•	risks related to technology and information technology, including data security;
•	risks related to existing operations, such as those associated with natural catastrophes, labour disputes and potential social issues;
•	risks relating to outstanding litigation that Teck may be involved in from time to time; and
•	longer-term risks such as physical and transition risks associated with climate change, political risk, and risks related to adverse changes in tax or environmental regulation.

In 2020, the Board devoted significant attention to risks related to the COVID-19 pandemic, including holding a number of additional meetings to review emerging issues. A detailed list of risk factors facing Teck can be found in our most recent Annual Information Form, which is available on SEDAR at www.SEDAR.com.

As noted above, the relative significance of these risks shifts over time and the Board’s assessment of the relative significance of these risks will depend in part on the issues before the Board at the time. The Board regularly reviews management’s processes in place for identification, monitoring, transfer and mitigation of all of these risks. The Audit Committee has separate processes in place to monitor risks related to financial reporting and financial matters, and management’s processes to deal with those risks.

Dual-Class Share Structure – Governance Considerations

The Governance Committee regularly assesses governance principles and developments relating to our dual-class share structure. The Board believes that our governance practices and track record reflect a consistent regard for the interests of all shareholders, notwithstanding the different voting rights inherent in our capital structure.

Teck’s dual-class share structure has been in place since a 1969 corporate reorganization in which all outstanding shares of Teck Corporation (as it then was) were converted into Class A common shares to facilitate the consolidation of a group of related operating and exploration companies. Since 1969, Teck has issued Class B subordinate voting shares to enable Teck to grow by acquisition and new mine development.

The Class B subordinate voting shares carry approximately 40.3% of the aggregate votes available at joint shareholder meetings and rank equally with Class A common shares in all respects except voting. Although the holders of Class A common shares exercise a majority of total votes, under the Canada Business Corporations Act, the approval of the holders of each class of shares, voting separately as a class, is generally required for fundamental corporate changes. In 2001, with the approval of both its Class A Common and Class B shareholders, Teck amended its articles to adopt “coattail” provisions for the benefit of Class B shareholders, with the aim of ensuring fair treatment of Class B shareholders in the event of a takeover bid which is accepted by holders of a majority of Class A common shares. These coattail provisions are discussed below under the heading “Subordinate Voting Shareholder Protection”.

There are approximately 7.8 million Class A common shares and 523.7 million Class B subordinate voting shares currently outstanding. Both classes of shares are widely held and listed on the TSX, with the Class B subordinate voting shares also listed on the NYSE. While the trading volume of the Class A common shares is modest when compared to the trading volume of the Class B subordinate voting shares, there are no restrictions on an investor purchasing Class A common shares in the market.

Keevil Holdco, SMM and related parties hold Class A common shares which carry approximately 44.4% of the votes available at joint shareholder meetings. Investors unrelated to those parties hold Class A common shares which carry 15.4% of the total votes.

The Governance Committee believes that the major longstanding holders of Class A common shares are committed long-term investors, many with a deep knowledge of Teck’s business and its industry. The Board considers that this longer-term perspective has permitted Teck to make decisions that have helped grow shareholder value significantly over the last few decades and will continue to benefit all shareholders. The Board believes that the dual-class share structure can help create value for all shareholders. In many forms of business organizations, certain investors and stakeholders have few or no voting rights. Purchasers of preferred shares, limited partnership units and many forms of debt instruments often hold voting rights more restrictive than those attached to Teck’s Class B subordinate

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voting shares. It is widely accepted that appropriate governance practices can ensure that the interests of all these security holders are considered and respected, and the Board believes that the same is true in the case of a dual-class structure.

While in the vast majority of matters that come before the Board, the interests of the Class A and Class B shareholders are entirely aligned, the Governance Committee and the Board recognize that to fulfill Teck’s commitment to good governance, a dual-class share structure requires vigilance and robust governance practices. The dual-class share structure does create a disparity between voting interests and equity interests that could create some potential for conflicts of interest, as it would in any public company where there is an identifiable shareholder or group of shareholders holding majority voting control, whether under a dual-class share structure or a single voting class structure.

Accordingly, the Board and the Governance Committee closely scrutinize any situation in which the interests of Class A shareholders and Class B shareholders could diverge.

In this respect, our governance practices are intended to avoid even the appearance of a potential conflict of interest. For example:

•	only three directors out of 12 nominated for election at the Meeting have any interest in or relationship with any of the major Class A shareholders and none of the remaining directors hold any Class A shares;
•	our Board committees are constituted with a majority of independent directors, and our Audit, Governance, and Compensation Committees consist of 100% independent directors who have no relationship with management or the major Class A shareholders
•	directors are required to maintain minimum holdings of Class B subordinate voting shares or share units linked to the price of Class B subordinate voting shares;
•	equity-linked compensation for directors and officers is tied to the Class B subordinate voting share price
•	we publicly report shareholder voting results in detail, including by class; and
•	only one director, the CEO, is a member of management.

Teck’s dual-class share structure has been key in facilitating its growth into a major diversified Canadian mining company. Ultimately, any decision about the appropriateness of the structure is a question for all shareholders, as any change in voting rights would require the approval of each affected class of shareholders, voting separately. So long as Teck has more than one class of voting shares, the Governance Committee and the Board will diligently apply appropriate measures to ensure governance that respects the interests of all shareholders.

Subordinate Voting Shareholder Protection

The Class B subordinate voting share rights contain so-called “Coattail Provisions” providing that if an offer (an “Exclusionary Offer”) to purchase Class A common shares is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share at the holder’s option, provided that any converted Class A common shares are deposited to the Exclusionary Offer. Any shares so converted will automatically convert back if they are withdrawn from the Exclusionary Offer or not otherwise ultimately taken up and paid for by the offeror.

The Class B subordinate voting shares will not be convertible if holders of a majority of the Class A common shares (excluding shares held by the offeror) certify to Teck that they will not, among other things, tender their Class A common shares to the Exclusionary Offer. The Coattail Provisions will not apply if an offer to purchase Class A common shares does not constitute a “take-over bid” under applicable securities legislation or stock exchange requirements or is otherwise exempt from any requirement that the offer be made to all or substantially all holders of Class A common shares.

The above is a summary only and reference should be made to the full text of the Coattail Provisions in Teck’s articles, which are available on our website at www.Teck.com.

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Board Renewal

The Board periodically reviews its processes for Board renewal, including the potential establishment of director term limits or a formal retirement policy. The Board believes that effective Director renewal has taken place without any formal retirement mechanisms, with the nominated independent Directors having an average tenure of 6.1 years and five of the 10 independent nominees having joined the Board in the last five years. However, following a detailed review in 2020, on the advice of the Governance Committee, and considering the potential benefits for succession planning and board renewal, in September 2020, the Board adopted a term limit of 15 years for independent directors. Under the term limit, each independent director will not stand for election at the shareholders’ meeting that is 15 years after the AGM at which they were first elected, or at the shareholders’ meeting following the 15th anniversary of the date they joined the Board, if they were initially appointed to the board outside of the regular annual meeting process. This term limit will only apply to independent directors and directors who are currently serving on the board will not be exempted from the new policy.

The Board will continue to place emphasis on rigorous evaluation of all directors, regardless of the new term limit. The Board relies on an ongoing regular appraisal of the skills and contribution of individual directors in light of the combination of skills and experience required for the Board to function well. The Board believes that this ongoing assessment of the Board’s needs, combined with a rigorous director evaluation process and periodic rotation of Committee chairs and members, allows the Board to maintain the appropriate balance between long tenure, which brings great familiarity with Teck’s business, institutional memory, and long term perspective on the mining industry, and fresh perspective which can prompt re-examination of various aspects of the business.

Of the 12 directors proposed for nomination at the Meeting, as at the date of the Meeting, 5 (or 42%) will have 5 years of service or less, 4 (or 33%), will have between 6 and 10 years of service, and 3 (or 25%) have 11 or more years of service. Directors recently appointed or elected to the Board include Ms. Power in 2017, Ms. Murray in 2018 and Mr. Higo in 2019.

The Board believes that its approach provides for effective Board renewal, ensuring the diversity of experience and skills required for effective decision making at both the Board and committee levels.

Directors’ Skills and Experience

The Board believes that a broad range of competencies and skills is necessary for the Board to discharge its responsibilities. Specific skills and competencies must be considered in the context of integrity and good judgment, together with the ability to devote sufficient time to Board affairs. The following skills matrix sets out the areas of expertise that the Board considers important in the context of our business. Each nominated director has identified and ranked their top four areas of expertise in addition to identifying their further ancillary areas of expertise. This matrix is used to assess the needs of the Board in the context of succession planning.

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Area of Expertise	Ashar	Chong	Dowling	Fukuda	Higo	Keevil III	Lindsay	McVicar	Murray	Pickering	Power	Snider
Leadership Experience as a CEO or CFO or similar senior management position in an organization of significant size or complexity	4						1	4	3	2	1
Corporate Governance Sophisticated understanding of corporate governance practices and stakeholder engagement						4			1
Strategic Planning Executive or board experience in strategy development, execution, analysis, and or oversight		3		4	1	3	2		2		2	2
International Business Executive or board experience with entities operating in multiple jurisdictions with diverse political, cultural, regulatory, and business environments		1	2	1	3
Mining Executive or board experience at a major public or private mining company with operating and mineral processing experience			1	2	4		3			1		1
Oil & Gas Experience with oil and gas development and operations, including production and marketing	1
Transactions & Projects Experience with acquisitions, divestitures, joint ventures, M&A transactions, or large scale project execution	3						4	3		3	4	3
Commodities Business Executive or board experience in a commodities-based business, including marketing and logistics			3	3	2
Human Resources & Compensation Direct experience in compensation practices, talent management and retention, and succession planning			4
Finance & Financial Reporting Technical expertise on financial statements and reporting matters, critical accounting policies, issues related to internal and external audits, and internal controls								1			3
Environment & Sustainability Direct experience with environmental, health, community relations, and/or safety policy, practices and management	2					2				4		4
Legal Experience as a lawyer either in private practice or in-house with a publicly listed company or other large organization		2							4
Risk Management Experience identifying, assessing, managing, and reporting on corporate risk		4						2
Technology Experience with technology development or application, which may include emerging technologies, information technology systems and/or cyber security						1

Diversity

Teck values diversity. The Board believes having directors with diverse backgrounds experiences benefits Teck by enabling the Board to consider issues from a variety of perspectives. Diversity can enhance effective decision-making and strategic planning. When assessing potential candidates for nomination to the Board, the Governance Committee considers gender, national origin, ethnicity, including Indigenous heritage, and disability, in addition to business skills, qualifications and career history, including experience in foreign jurisdictions. In the final analysis, the Governance Committee values the insight and judgment that can be garnered from the broad spectrum of different approaches that a diverse slate of directors can bring to the issues facing Teck as a global mining enterprise.

The Governance Committee considers the level of representation of women, visible minorities, Aboriginal peoples, and persons with disabilities in identifying and nominating candidates for election or re-election to the Board and has adopted specific measures to ensure that diverse nominees are considered when candidates for election to the Board are considered. The Board has adopted a written policy in this regard, which includes a requirement that search consultants retained to assist with the identification of potential candidates to the Board be instructed to ensure that candidates reflecting the Board’s diversity criteria, including those pertaining to gender diversity and representation of visible minorities, Aboriginal peoples, and persons with disabilities, are brought forward for consideration.

Having carefully considered the question, the Board has elected not to adopt a target number or percentage of directors who are women, visible minorities, Aboriginal peoples, or persons with disabilities, on the grounds that appropriate skills and experience must remain the overriding criteria for nomination to

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the Board, and to guard against any perception that directors may have been nominated solely or primarily on the basis of those characteristics.

If all nominees proposed to be elected as directors at the Meeting are elected,

•	three of 12 directors, or 25%, will be women, including the Board Chair (30% of independent directors);
•	four of 12 directors, or 33%, will be visible minorities, (40% of independent directors); and
•	no directors will be Aboriginal peoples or persons with disabilities.

The Governance Committee will annually review the process for ensuring that diversity criteria are considered in accordance with its policy when nominees to the Board are reviewed. The Board will measure the effectiveness of its policy over time by tracking Board diversity and reviewing candidate pools for diversity criteria.

The Board believes that diversity at Teck can help create a stronger company. We recognize that women in particular are underrepresented in management roles within our company and within the mining industry as a whole. Although the number of women in leadership roles within Teck has almost doubled since 2010, women still represent only 20% of all employees (an improvement of 4% since 2017). We are committed to equality of opportunity and are taking concrete steps to strengthen the diversity of our talent pipeline and increase the representation of women in management roles within Teck. These include: proactively reviewing development plans for high-performing and high-potential women; identifying talented individuals for leadership development programs and encouraging them to apply for more senior roles; developing family-friendly policies for mid-career women to assist with recruitment and retention; regularly measuring gender pay equity; and changing job descriptions and job titles to be more gender neutral and inclusive.

With respect to members of senior management, the Board considers the level of representation of women in executive officer positions when making executive officer appointments, as part of a broader focus on diversity in our workforce and management. For this purpose, we define diversity to include differences in age, race, gender, physical attributes, belief, language, sexual orientation, education, social background and culture.

Teck has not adopted specific numerical targets regarding number of executive officers who are women, visible minorities, Aboriginal peoples, or persons with disabilities, on the grounds that appropriate skills and experience must remain the primary criteria for such appointments, and out of a concern that the establishment of numerical targets could create a perception that persons in those roles have been appointed solely or primarily on the basis of those characteristics rather than their specific qualifications. We are committed, however, to taking measures to enhance the advancement of women in management. To that end, our Executive Diversity Committee, chaired by the Senior Vice President and Chief Human Resources Officer (“CHRO”) and with representation from senior management, has adopted objectives regarding the further development of a diversity and inclusion strategy, the implementation of specific measures aimed at attracting and retaining a diverse workforce, and ensuring that diversity is taken into account in management appointments.

Teck is seeking to increase participation of women and other diverse employees in all levels of its workforce. Teck completed its fourth annual gender equity pay review in 2020, including an analysis of bonus and review rankings by supervisors, which found no evidence of a systemic gender pay issue and assists in tracking progress of high potential female employees. In 2020, Teck launched a company-wide inclusion and engagement survey for the purpose of gathering baseline data and insight on inclusion and diversity, employee engagement, and workplace culture. Results from the survey are intended to inform the development of an inclusion and diversity strategic plan.

Of Teck’s 19 members of senior management as defined in the CBCA, currently two (or 11%) are women, including the Board Chair, one (or 5%) is a member of a visible minorities, while there are no members who are Aboriginal peoples, or persons with disabilities. Out of Teck’s larger senior management team, an additional eight of the 26 members (30%) are women and no members are members of a visible minority, Aboriginal peoples, or persons with disabilities.

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Management Succession Planning

In accordance with its mandate, the Board as a whole has oversight of succession planning for senior management. Succession plans for all senior positions are developed and maintained by the CHRO in consultation with other senior executives. The Board annually reviews and considers a report from the CEO regarding potential internal succession candidates by position, as well as management’s action plans for positions where no succession candidate has been identified. In 2020, a number of senior executives began a phased retirement, with their successors being promoted or recruited with input from the Board, including, in certain cases, director involvement in the interview process.

The Board separately considers succession as it relates to the CEO. The CEO annually presents a detailed report on potential successors to his position, which takes into account the state of readiness of internal succession candidates to succeed the CEO on an emergency, interim, and permanent basis, as well as critical experiences and other attributes required in order for candidates to enhance their readiness for succession. The Board goes over the report position by position and discusses the individual attributes of each member of management in camera with the CEO and evaluates potential skills gaps vis-à-vis desired CEO attributes and abilities. Teck’s executive development programs are aimed at providing participants with the skills and experiences necessary to be considered for more senior roles, including CEO.

Orientation and Continuing Education of Directors

As part of Teck’s orientation program, new directors are given copies of all policies, codes and mandates, provided with guidance concerning trading in Teck securities, blackout periods, and Teck disclosure practices. Senior officers from each business division are made available to meet with new members to familiarize them with Teck’s operations, programs and projects. Presentations made at these meetings, together with site visits, are intended to provide insight into Teck’s business and familiarize new directors with the policies and programs they require to perform their duties effectively.

Teck’s ongoing director education programs entail, as a matter of routine each year, site visits, presentations from outside experts and consultants, briefings from staff and management, and reports on issues relating to Teck’s projects and operations, sustainability and social matters, competitive factors, mineral and oil reserves and resources, the economy, accounting and financial disclosure issues, mineral and hydrocarbon education and other initiatives intended to keep the Board abreast of new developments and challenges that Teck may face. Analysts’ reports relating to the industry are distributed to directors regularly, and selected press clippings covering the industry, actions by competitors, and commodity issues are distributed daily. Directors participate at the Board’s annual strategy meeting in assessments of Teck’s possible growth paths and other strategic matters and are encouraged to attend, at Teck’s expense, industry conferences and director education seminars and courses.

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Directors’ continuing education during 2020 included the following:

Presented by	Topic	Attendees
Eurasia Group	Geopolitical and Macroeconomic Expectations Resulting from COVID-19 and the Global Energy Shock	All directors
Barclays Investment Bank	Global Mining Industry Trends	Ashar, Chong, Dowling, Fukuda, Keevil, Lindsay, McVicar, Murray, Pickering, Power, Snider
Management	De-Globalization and Geopolitical Risk	All directors
Management	Returns on Capital Investment in the Global Mining Industry	All directors
Management	Dual-Class Share Structure Governance	All directors
Management/ICMM	Considerations related to Culturally Significant Sites	Ashar, Dowling, Fukuda, Higo, Keevil, Lindsay, McVicar, Murray, Pickering, Power, Snider
Management	Green Steel Technology	All directors
Management	Investment Trends, Passive Investment and ESG Investing	All directors
Management	Emerging Climate Change Risks and the Government of Canada’s Strategic Assessment of Climate Change”	Ashar, Dowling, Fukuda, Higo, Keevil, Lindsay, McVicar, Murray, Pickering, Power, Snider
Argus Americas	Crude Summit 2020	Ashar
NACD	Compensation Practices	Dowling
ICD	Various	Dowling, Keevil
BMO	Global Mining & Metals Conference	Dowling
JP Morgan Chase	ESG Series	Dowling
Harvard President’s University	Strategy and Leadership	McVicar
Queen’s University Faculty of Law	Securities Regulation (Instructor)	Murray
Capital Markets Modernization Taskforce	Capital Markets Modernization in Ontario (Panellist)	Murray
Rotman School of Management, University of Toronto	Michael Lee-Chin Family Institute for Corporate Citizenship Director Governance Guidelines (Advisory Board member)	Murray
Blake Cassels & Graydon LLP	Various	Murray
CIM	Mine Tailings Workshop	Pickering

Shareholder Engagement

The Board encourages shareholder participation at the Meeting, and the Chair will be available at the Meeting to answer shareholder questions concerning governance matters. The Board believes that constructive engagement with shareholders can provide valuable insight and assist the Board in maintaining the high standards of governance, particularly important in the context of Teck’s dual-class share structure. The Board has adopted a Shareholder Engagement Policy, which is available on Teck’s website, to address how shareholders can engage with the Board.

Our Chair and the Chairs of the Compensation and Governance committees are available to respond to inquiries regarding governance matters, including the Board’s approach to executive compensation. Requests for meetings will be considered on a case-by-case basis. The Board will generally leave substantive discussion regarding the state of Teck’s business to management and may be restricted from discussing certain issues, but will endeavour to respond to all correspondence on appropriate topics on a timely basis, having regard to Teck’s Corporate Disclosure Policy.

The Board, CEO and senior management team continue to engage with shareholders on an ongoing basis, though in a virtual format since the onset of the COVID-19 pandemic. Since our last annual meeting, discussion topics have included our capital allocation framework, dividend policy, normal course issuer bid, project investments, QB2 project, Neptune Bulk Terminals upgrade, COVID-19 impacts, and environmental, social and governance matters.

Teck strives to keep shareholders informed with respect to its business activities and financial results, including holding quarterly earnings conference calls, participating in roadshows and attendance by management members at numerous investor conferences, some of which are webcast. We hold an annual Investor and Analyst Day in Toronto where many members of management were available to answer questions from the investor community. Due to the pandemic, in 2020, this event was held virtually. We also hold site visits to select operations in most years, which was not possible in 2020. Members of management also engaged with investors and proxy advisory firms with the aim of obtaining insight into their views on our governance practices and potential developments in best practices.

Shareholder feedback on our governance policies and practices is welcome and may be sent to: Governance@Teck.com or Independent.Chair@Teck.com

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Information about Executive Compensation

This section outlines the executive compensation program at Teck and provides details on the Board’s review and decision making process for executive pay plans and awards. Below is a summary of the leading practices that Teck has adopted to continue to align management interests to those of shareholders and to continue to strengthen Teck values:

Leading Practice	Read More
Advisory Vote on Executive Compensation ("Say on Pay") • We give shareholders the opportunity to provide their views on Teck’s executive compensation program through a formal advisory resolution.	Page 1

Compensation Philosophy

•  We target the market median of our compensation peer group to set executive compensation target levels, with the ability to earn compensation above median levels for strong performance.

Page 44

Compensation Mix

•  85% of the CEO’s and approximately 83% of the other NEO’s total direct compensation is variable contingent on performance. Teck’s compensation mix is slightly more heavily weighted toward long term incentives than our peer companies.

Page 46
Clawback Policy • We have a policy which calls for the clawback of incentive compensation in appropriate circumstances.	Page 49

Share Ownership Guidelines

•  We have share ownership guidelines for senior management, which encourage executives to build and maintain equity ownership throughout their tenure and further align the executive compensation program with the interests of long-term shareholders.

Page 57
Anti-Hedging Policy • Insiders and employees are prohibited from short-selling Teck securities and from buying or selling other instruments to hedge their share, unit and option holdings.	Page 31
Performance Based Equity • Since 2014, the NEOs have received performance based equity compensation and in 2017, we stopped issuing time-vesting share units to NEOs altogether	Page 55

Disciplined Bonus Plan

•  We adjust bonus plan payments to remove the effect of fluctuating commodity prices and foreign exchange rates, to ensure that our incentives reward underlying business performance.

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Executive Summary

2020 Highlights

2020 was a year of unprecedented disruption to Teck’s business and operations. The onset of the COVID-19 pandemic affected Teck’s workforce company-wide beginning in March. Despite the challenges presented by the pandemic, we were able to advance several significant projects and transactions to strengthen our business through the year. Highlights include:

•	we had annual revenue of $8.9 billion
•	we implemented protocols and controls to enable safe production to continue at our operations during the COVID-19 pandemic and, overall, 2020 was the safest year in our history
•	we achieved our overall QB2 Project progress target of 40% complete at year end, despite the temporary suspension of construction in March due to the COVID-19 pandemic
•	we progressed the Neptune Bulk Terminals upgrade, with steelmaking coal expected to be handled through the new double dumper in early Q2 2021, though cost and schedule were affected by the pandemic
•	we undertook a series of transactions that reduced near-term debt maturities and strengthened our liquidity
•	we distributed $106 million in dividends to shareholders and purchased 16.3 million Class B subordinate voting shares for cancellation, adhering to our capital allocation framework
•	we exceeded our cost reduction target, realizing more than $1.0 billion in savings as of the end of 2020
•	we completed construction and pre-commissioning of the Elkview saturated rock fill in the fourth quarter, on schedule and below budget;
•	we progressed our RACE21™ innovation and technology strategy

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Our compensation outcomes for the year largely reflect our strong performance in the face of challenging conditions in 2020, although our performance share unit payout was strongly influence by longer term factors.

Compensation Philosophy and Approach

We are in a highly cyclical, capital-intensive industry and we operate with a long-term outlook on building value for our shareholders. Our executive compensation programs reinforce this by emphasizing long-term incentives. Our Board is committed to paying for performance and striking an appropriate balance between fixed and variable compensation. We consider a variety of factors in setting executive compensation, including performance against objectives, market conditions and shareholder experience. Our share price performance is strongly influenced by changes in commodity prices, regardless of the operating performance of our business, so you incentive programs focus on controllable performance.

Our executive compensation programs feature the following key elements:

•	strong alignment with shareholders through an emphasis on equity-linked long-term incentives
•	an annual incentive program that adjusts for changes in commodity prices and foreign exchange rates on a consistent formula basis in order to more closely track management’s actual performance during the year
•	performance-linked share units that pay out from 0-200% of target, depending on performance measured against two metrics – relative total shareholder return and EBITDA growth relative to changes in the prices of commodities we produce.

Equity-Linked Compensation and Realizable Pay

Our long term incentive program for senior executives is 100% at risk, comprised of and equal mix of stock options and performance linked units. Stock options have a ten-year term and reward for share price appreciation while performance share units recognize financial and relative total shareholder return performance, encourage retention and build long-term shareholder alignment. We no longer award RSUs or DSUs to senior executives, instead awarding only performance share units (“PSUs”) and performance deferred share units (“PDSUs”). PDSUs have the same performance criteria as PSUs, but must be held until the executive retires from Teck. Executives may take up to 50% of their performance unit grant as PDSUs in any given year.

Our emphasis on equity compensation and the significant shareholdings required of our executives create a direct link between share price performance and the potential value that our executives can realize from our equity programs. Accordingly, based on Teck’s share price performance during 2020, the realizable value of executives’ shareholdings, including the in-the-money value of outstanding stock options and the mark-to-market value of outstanding share units, increased slightly in 2020. Actual proceeds realized on vesting or payout of these awards may vary significantly from their current realizable values. Over the longer term, our realizable pay outcomes tend to reasonably reflect our target compensation levels, with significant volatility over the shorter term.

Due to disappointing share price performance relative to our performance peer group as well as limited EBITDA growth relative to commodity price changes over the performance period, all PSUs and PDSUs issued in 2018, which vested in December 2020, were subject to a 10% performance factor. 2018 was the second year in which two metrics were used for calculating the PSU performance factor. Teck’s total shareholder return (“TSR”) during the relevant period was lower than that of 12 of 13 peer companies, resulting in a 0% performance factor for the TSR metric. The second metric measures Teck’s EBITDA relative to changes in the prices of the commodities that we produce. Over the performance period, the index value of the basket of commodities declined by approximately 22%, while rolling four-quarter EBITDA declined by 67%. As a result, at the end of the performance period, the ratio of EBITDA to price index performance for the commodities was 0.505, resulting in a performance factor of 20%. The two factors are weighted on an equal basis, resulting in a 10% performance factor overall, with 90% of the PSUs and PDSUs originally granted being forfeited. Teck’s relative TSR performance is strongly influenced by changes in commodity prices, and this year’s payout was heavily influenced by weakness in steelmaking coal markets, while prices for certain commodities such as iron ore were strong, driving higher peer company share prices. The Committee intends to review the performance measures in the PSU plan in 2021 to assess whether a more balanced scorecard of financial, operational, or other measures may better reflect management performance and moderate the impact on PSU vesting of changes in relative commodity prices, which are beyond management’s control.

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As long-term incentives represented approximately 64% of NEOs’ direct compensation mix in 2020, the value derived from these vehicles strongly impacts the pay for performance relationship. Given the cyclical nature of our business, the realizable value of these long-term incentives can vary dramatically from year to year. In 2020, NEOs did not realized any gains on the exercise of stock options and all stock options issued to senior executives in 2010 and 2011 expired unexercised as they were out-of-the-money.

The following chart compares the realizable value of $100 of total direct compensation awarded to the CEO during each year compared to the realizable value to shareholders of a $100 investment in Class B subordinate voting shares made on the first trading day of each year indicated, demonstrating the strong alignment between total compensation and shareholder outcomes.

Notes:

•	Realizable values for the CEO are calculated based on the in-the-money value of options and the notional value of unvested share unit awards as of December 31, 2020, assuming full vesting, a PSU performance factor of 100%, and based on the closing price for Class B Shares on the TSX as at December 31, 2020 of $23.10. The actual payout amount for PSUs and PDSUs cannot be determined until the actual payout dates. See 61 for details on the payout value of share units. Actual payout values have been used for units that have already been paid out.
•	Realizable values for shareholders are calculated based on the closing price for Class B Shares on the TSX as at December 31, 2020 of $23.10 and do not include the value of dividends paid during these periods.

Annual Incentive Program

We also focus on short-term operational performance and risk mitigation, including financial, safety and sustainability metrics, through our annual incentive program (see "Annual Incentive Program" on page 50). Target bonuses are a percentage of base salary. See page 52 for information on the specific target bonuses for the NEOs in 2020.

Our annual incentive program focuses on specific objectives in three performance areas:

•	40-50% weighting to corporate performance based on:
•	actual financial performance measured relative to our business plan and adjusted by a consistent and symmetrical formula to reflect commodity price and foreign exchange movement;
•	adjusted based on the Committee’s assessment of the achievement of critical milestones and Teck’s performance viewed holistically; and
•	multiplied by safety modifier based on Teck’s safety performance based on leading and lagging safety indicators, subject to adjustment in certain circumstances;
•	20-30% weighting to business unit performance based on production, cost, and sustainability, measured against specific targets, and other qualitative considerations for staff groups; and
•	30% weighting to individual performance against objectives established at the start of the year, which include climate-change related objectives for executives in key roles

We use adjusted financial performance relative to our business plan as the key financial metric to evaluate our corporate performance. The adjustment for commodity prices and foreign exchange ensures that targets can be set on a challenging basis to drive business performance. We measure actual results at year-end in comparison to our business plan for the year, then adjust those results, on a rigorous, symmetrical and consistent basis, to account for the impact of changes in commodity prices and changes in USD/CAD

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exchange rates. This adjustment eliminates the impact of changes in commodity prices and foreign exchange rates on our financial results in order to avoid windfall payments due to changes in market conditions and provide a more balanced measurement of operational and financial performance throughout the commodity cycle. We believe this provides an incentive for consistently strong operational performance that results in long-term shareholder value creation. For 2020, realized commodity prices were marginally lower than those assumed in our business plan, resulting in our targets being adjusted downwards slightly to account for those commodity prices. In addition, to take account of reduced production due to pandemic-related workforce constraints at our steelmaking coal operations from beginning in March 2020, the budget targets for that business unit were reset mid-year. No adjustments were made to the base metals business unit targets. Our financial performance for 2020 was 94% of the adjusted targets.

Consistent with the terms of our annual incentive plan, we qualitatively assessed achievement against corporate objectives to reach an overall adjusted corporate rating of 130%. Corporate objectives specifically assessed in 2020 included:

•	fiscal management, including cost reduction initiatives and adherence to our capital allocation framework
•	progress on key projects, including the QB2 Project and the Neptune Bulk Terminals upgrade
•	production and cost management at our operations
•	progress on our RACE21™ innovation and technology strategy
•	launch of a new integrated sustainability strategy with long-term goals
•	talent development, including executive recruitment and development programs

A safety performance modifier ranging from 90% to 110% for functional groups (80% to 120% for operations) is then applied to the overall adjusted corporate rating. Consistent with best practices, we use both leading and lagging indicators to measure our safety performance relative to targets set at the beginning of the year and the resulting modifier is applied to the adjusted overall corporate rating. Whereas, in previous years, discretion was used to adjust the overall incentive bonuses downward to reflect safety outcomes, in 2020, discretion was used to increase the safety modifier to 110%, reflecting our record safety performance for the year and resulting in an overall corporate rating for functional groups of 143% (156% for operations). In applying discretion, in addition to the record safety performance as measured by our leading and lagging indicators, the Compensation Committee specifically took into consideration the substantial health and safety related actions taken by management in order to be able to continue to operate the business throughout the abnormal conditions of 2020, including resolving the temporary suspension of certain operations and projects due to pandemic effects, implementing numerous protocols and controls to enable operations to continue while protecting the health and safety of our employees and communities, and overseeing the switch to virtual work for all corporate offices.

Business unit performance takes into account production, cost, and sustainability for operating units and other qualitative considerations for staff groups. Sustainability performance is measured against objectives established at the beginning of the year for each operating site in key areas such as environment, tailings management, community, water, biodiversity and energy. Individual business units were rated as follows:

Business Unit	Rating
Base Metal Sites	121%
Coal Sites	121%
All Operations	121%
Functional Groups	122%

Business Unit

Taking into account all of these factors, the CEO obtained an individual performance rating of 130% and the other NEOs obtained an average individual performance rating of 119%, compared with 90% and 99% in 2019, respectively. The aggregate cost of NEO compensation in 2020 was equal to 0.32% of Teck’s 2020 revenue.

Say on Pay

At the 2020 Annual Meeting of Shareholders, shareholders voted 95.3% in favour of a resolution accepting the Corporation’s approach to executive compensation, with 90.5% support from holders of Class B subordinate voting shares. As in past years, we engaged with major shareholders to solicit direct feedback with respect to our compensation practices and to articulate the Board’s views on the analysis of the proxy advisory firms. We intend to continue this practice in 2021.

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Compensation Discussion and Analysis

Our executive compensation programs are designed to attract, motivate, reward, and retain highly qualified and experienced executives. We believe that the design of our executive compensation programs and policies is fully aligned with our short and long-term operational, safety and sustainability objectives, and long-term shareholder value creation. We consider shareholder feedback in the design of these programs.

COMPENSATION PROCESS PARTICIPANTS

The Board has delegated certain oversight responsibilities to the Compensation Committee, but retains final authority and responsibility for overseeing our compensation program and process, including approval of amendments to or adoption of new equity-based compensation plans and the review and approval of Committee recommendations regarding senior executive compensation.

In considering and approving the various components and amounts of compensation, the Compensation Committee draws upon the advice of the CEO, CHRO, Senior Vice President, Commercial and Legal Affairs (“SVP Legal”) and the Senior Vice President and CFO, on matters that fall within their respective areas of expertise and responsibilities.

The CHRO provides the Compensation Committee with internal and external analyses regarding the basic structure and competitiveness of Teck’s compensation program and the details of Teck’s various compensation and incentive plans. Each year, the CEO and CHRO review the base salaries of the NEOs, other than the CEO, and other senior executives and recommend adjustments to these salaries. Additionally, the CEO and CHRO provide the Compensation Committee with a detailed review of the actual results for each performance measure under the annual incentive program compared to target and the resulting proposed payments under the plan. The CEO and CHRO also propose the total number of stock options and performance share units to be granted and the specific grant amounts to the NEOs, other than the CEO, and other senior executives.

The Compensation Committee considers advice from Meridian, its independent compensation advisor with regard to compensation for the CEO and other NEOs and the recommendations of management in approving compensation matters and making recommendations to the Board.

COMPENSATION CONSULTANTS

Since 2012, the Compensation Committee has engaged Meridian to serve as independent advisor to the Compensation Committee, reporting directly to the Compensation Committee. Meridian provides independent advice on a range of matters including trends and developments in executive and director compensation and related governance matters, review of management’s compensation proposals and advice provided to management by other compensation advisors, compensation for the CEO and other NEOs, and ad hoc assistance as requested by the Compensation Committee from time to time. Meridian does not provide any other services to Teck.

The table below shows fees paid to Meridian for the last two financial years:

	2020		2019
	Executive Compensation-Related Fees	All Other Fees	Executive Compensation-Related Fees	All Other Fees
Meridian	$146,281	$0	$85,765	$0

OBJECTIVES OF THE EXECUTIVE COMPENSATION PROGRAM

Our compensation policies are designed to:

•	attract, motivate, reward, and retain highly qualified and experienced executives;

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•	recognize and reward contributions to Teck's success as measured by the accomplishment of specific performance objectives;
•	ensure that a significant proportion of compensation is directly linked to the success of Teck while not encouraging excessive or inappropriate risk-taking;
•	promote adherence to the high standards and values reflected in our Code of Ethics, and policies concerning safety and environmental stewardship; and
•	protect long-term shareholder interests by ensuring NEO and other senior executive interests are aligned with those of shareholders.

COMPENSATION COMPARATOR GROUP

The Compensation Committee believes that Teck’s long-term success hinges on the quality of the executive team. Accordingly, we must attract and retain the talent required to successfully operate and expand our business in a competitive marketplace. Our compensation program is therefore market-driven and performance-based. Among other things, the Compensation Committee refers to a Compensation Comparator Group that represents the market for executive talent. This is different from the performance comparator group used for our PSU and PDSU plan metrics (described in Schedule B) which consists of resource companies with which we compete for capital. In developing the Compensation Comparator Group, the Compensation Committee considers a variety of relevant criteria to identify companies of a similar scope and complexity, including:

•	Companies in similar industries or with similar business characteristics (defined as global mining, metal refining, and resource-based companies);
•	Similarly-sized companies in terms of annual revenue, enterprise value and market capitalization; and
•	Companies that have diverse commodity portfolios or multiple locations (Teck is focused on coal, copper, zinc, and energy in multiple locations and countries).

In September 2020, the Compensation Comparator Group was reviewed by the Compensation Committee, with support from Meridian, and there were no changes made. The 2020 Compensation Comparator Group consisted of the following:

Name	Asset Values[1] (USD)	Annual Revenue[1] (USD)	Market Capitalization[2] (USD)	Primary Commodities (USD)
Agnico Eagle Mines Limited	8.8B	2.5B	14.7B	Gold
Alcoa Corporation	14.6B	10.4B	4.0B	Aluminum
Anglo American plc(3)	56.2B	29.9B	35.5B	Iron ore, copper, coal, platinum, diamonds, manganese, nickel
Barrick Gold Corporation(4)	44.4B	9.7B	33.1B	Gold, copper
Cameco Corporation(4)	5.7B	1.4B	3.5B	Uranium, energy
Canadian Natural Resources Limited(4)	60.2B	17.6B	38.4B	Energy
Cleveland-Cliffs Inc.	3.5B	2.0B	2.3B	Iron ore, coal
First Quantum Minerals Ltd.(4)	24.7B	4.1B	7.0B	Copper, nickel, gold
Freeport McMoRan Inc.	40.8B	14.4B	19.0B	Copper
Kinross Gold Corporation(4)	9.1B	3.5B	6.0B	Gold
The Mosaic Company	19.3B	8.9B	8.2B	Phosphate, potash
Newmont Corporation	40.0B	9.7B	35.6B	Gold, copper
Nutrien Ltd. (4)(5)	46.8B	19.3B	27.5B	Potash, nitrogen, phosphate
Suncor Energy Inc. (4)	69.0B	29.6B	50.6B	Energy
Teck Resources Limited(4)	30.3B	9.2B	9.6B	Steelmaking coal, copper, zinc
Teck Percentile Positioning	50%	43%	43%
(1)	As reported by Capital IQ as of December 31, 2019.
(2)	As reported by Capital IQ for the period ended December 31, 2019.
(3)	Figures reported in GB£ have been converted to US$ by Capital IQ using the December 31, 2019 exchange rate of GB£1.324.
(4)	Figures reported in CAD$ have been converted to US$ by Capital IQ using the December 31, 2019 exchange rate of Cdn$0.771.

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TOTAL DIRECT COMPENSATION COMPONENTS

Total direct compensation (base salary, annual incentive bonus and long-term incentives) payable to our NEOs is targeted within a competitive range of the median of the Compensation Comparator Group, provided that as: (i) market data is inherently imprecise; and (ii) available market data may not be reflective of the specific roles, responsibilities and experience of the NEOs, we use judgment to interpret market data and set NEO target compensation levels. Compensation may be above or below estimated median compensation based on the incumbent’s experience and performance in the role over time. The following charts set out the weighting of the direct compensation provided to the CEO and to the remainder of our NEOs in 2020, apart from health, disability, and life insurance benefits, pension and retirement programs, and perquisites. As shown in these charts, the total value is heavily weighted to “at risk” variable compensation (i.e. annual incentive bonus and long-term incentives).

The direct compensation components are linked to our corporate objectives as follows:

Compensation Component	Description	Link to Corporate Objectives
Base Salary	Base salary is determined through an analysis of salaries paid by companies in the Compensation Comparator Group as well as individual performance, experience in the role and scope of the role. The quantum of the base salary is meant to reflect the capability of the individual as demonstrated over an extended period of time.	Appropriately set base salaries enable Teck to attract and retain highly skilled and talented executives. Our base salary plan recognizes, through higher annual salary adjustments, those employees who consistently exceed expectations.
Annual Incentive Bonus

The Annual Incentive Bonus for NEOs and other management, technical, commercial and administrative staff focuses on specific objectives in three performance areas:

•  corporate performance measured by:

•  corporate financial performance based on adjusted performance relative to budget (see “Annual Incentive Program”, below), adjusted to reflect other qualitative considerations; and

•  modified by safety performance based on leading and lagging indicators, subject to potential adjustment in certain circumstances;

•  Key financial metric of corporate performance is performance relevant to budget;

•  actual year-end results are compared to budgeted results;

•  targets are adjusted to account for changes in commodity prices and foreign exchange rates;

•  safety is a key modifier of corporate performance, tracked through lag and lead indicators.

•  Sustainability is a key metric of business unit performance.

•  Other key metrics at the business unit level reward those fundamental drivers of our business that are within management's control.

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Compensation Component	Description	Link to Corporate Objectives
• business unit performance based on production, cost, sustainability and other qualitative considerations for staff groups; and • individual performance.

•  The individual component recognizes individual contributions to Teck reflected by achievement of specific personal annual objectives.

•  Results are adjusted based on a qualitative review designed to consider the quality and sustainability of the financial results.

Long-term Incentives: stock options and performance linked share units (PSUs and PDSUs)

NEOs and other senior executives are eligible to participate in Teck’s stock option, PSU, and PDSU plans. 2020 long-term incentive grants included:

•  50% value as performance-linked equity awards (PSUs or PDSUs); and

•  50% value as stock options.

Stock options:

•  vest in thirds on each of the first three anniversaries of the grant; and

•  expire after 10 years.

Performance Share Units:

•  are cash settled to avoid dilution

•  employees receive a cash payment equal to the market value of the underlying shares

•  vesting period is just under three years;

•  the number of units that vest is equal to the number of units granted multiplied by a performance factor of 0% to 200%;

•  two performance factor metrics:

•  Teck’s TSR performance relative to the Performance Comparator Group

•  changes in EBITDA relative to changes in a basket of commodities Teck produces;

•  PSUs pay out on vesting; and

•  executives may choose to receive up to 50% PDSUs, which pay out following the end of employment.

See Schedule B for full plan details.

Our long-term incentives are designed to foster and promote the long-term financial success of Teck by:

•  strengthening our ability to attract and retain highly qualified and experienced employees;

•  motivating those employees to achieve the longer term goals of Teck; and

•  linking total compensation to shareholder returns over longer periods.

The value of performance-linked equity is tied directly to the value of Class B subordinate voting shares.

The TSR metric is designed to reward industry out-performance, aligned with market practice.

The EBITDA performance metric is designed to measure and reward outperformance of the commodity prices of our major products and the value that management adds to the business equation.

PENSIONS, BENEFITS AND PERQUISITES

Pension, benefit and perquisite arrangements are designed to be competitive with the Compensation Comparator Group at the time of the review. These arrangements are reviewed periodically by the Compensation Committee to ensure they remain competitive.

The pension arrangements of the NEOs vary as the defined benefit plans are closed to new participants. Mr. Lindsay and Mr. Rozee participate in the defined benefit pension plan and supplementary retirement arrangements described on page 63. Messrs. Conger and Millos and Ms. Smith are members of defined contribution plans, as described on page 64. Mr. Price is not a member of any pension plan and receives a cash amount in lieu of pension contributions as described on page 64.

The executive benefit plan includes medical, extended health, dental, disability, life insurance coverage and a benefit credit. The benefit credit can be allocated to a personal spending account, which can be used for financial and estate planning, income tax preparation, education and personal development, safety initiatives, fitness equipment and services, health products and

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services, green living, and insurance premiums, and a health spending account, which can be applied to medical expenses not covered under the medical plan.

Perquisites consist of a car allowance or leased vehicle, club memberships, and an annual health assessment. The post-retirement benefit arrangements of the NEOs vary as certain post-retirement benefits are closed to new participants. Teck provides Mr. Rozee and Mr. Millos with post-retirement benefits including life insurance for up to the earlier of five years after retirement or age 70, medical, extended health and dental coverage. Teck provides Mr. Conger, Mr. Price and Ms. Smith with a post-retirement spending account if they meet certain service and retirement thresholds.

DETERMINING COMPENSATION MIX

The Compensation Committee annually reviews our compensation programs, including the mix of compensation and the appropriateness of annual and long-term incentive compensation in comparison to Compensation Comparator Group practices. The CEO and the CHRO advise the Compensation Committee regarding the competitiveness of the compensation program and its impact on the ability to attract, motivate and retain talented employees and executives, based on advice from the independent compensation consultant and actual experience during recruitment. The Compensation Committee also reviews information about Compensation Comparator Group compensation for benchmarking purposes.

SETTING PERFORMANCE OBJECTIVES AND GOALS

The CEO, in consultation with the Board and senior management, is responsible for developing Teck’s overall strategic goals. The CEO then develops an annual business plan and sets out corporate strategies and objectives consistent with these goals, which are reviewed and approved by the Board. These objectives include both general corporate and financial objectives and form the basis for assessing the CEO’s performance for the purpose of determining his annual incentive award.

The CEO meets with the NEOs and other senior executives to discuss the specific objectives that have been set. The senior executives, in consultation with the CEO, set individual performance objectives, which are linked to the strategic goals and annual business plan and corporate objectives. The CEO advises the Compensation Committee regarding senior executives’ objectives and discusses the alignment of these objectives with our corporate strategy.

REVIEWING PERFORMANCE AND SETTING COMPENSATION

One of the Compensation Committee’s most important responsibilities is making recommendations to the Board regarding the CEO’s compensation. In making these recommendations, the Compensation Committee considers the CEO’s performance with respect to the achievement of corporate objectives and strategic and annual business plans, and the CEO’s individual performance relative to his goals.

The Compensation Committee reviews the various elements of the CEO’s compensation in the context of the total compensation package, including salary, annual incentive bonus, and long-term incentive awards. As part of preparing its recommendations regarding the CEO’s compensation, the Compensation Committee refers to compensation provided to chief executive officers among the Compensation Comparator Group and consults with its advisor. The recommendations of the Compensation Committee are presented to the Board for approval.

The Compensation Committee consults with the CEO concerning his evaluation of the performance of the executives who report to him. The CEO makes recommendations to the Compensation Committee regarding executive salary increases, annual incentive bonuses, long-term incentives, and total compensation for executives being hired or promoted. The Compensation Committee’s recommendations regarding NEO compensation are presented to the Board for approval.

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Our compensation plans are purposefully designed to create a clear connection between planned financial and operating performance, actual results, and NEO compensation. Our compensation plans are regularly reviewed, and adjusted, when necessary, to ensure a significant portion of NEO compensation is aligned with long-term shareholder value creation.

Compensation Risk

Our executive compensation is designed to create appropriate incentives to increase long-term shareholder value within the framework of our risk management tolerance. Our risk management processes include regular reporting of key risks to the Board, and risk management is a standing agenda item for senior management meetings. This process supports a strong embedded risk management culture throughout the organization. In the normal course of business, Teck has strong control measures in terms of authority levels and spending limits.

The Compensation Committee incorporates risk considerations in its ongoing compensation oversight role and periodically receives reports from its independent advisor, Meridian, reviewing compensation-related risks and, based on these reports and the Committee’s ongoing review of the compensation program, the Compensation Committee determined that it has a reasonable basis to conclude that there are no risks from the compensation programs that are reasonably likely to have a material adverse effect on Teck.

The following are key risk mitigating features of the executive compensation plans:

•	the compensation program is balanced between fixed and variable pay and between short-term and long-term incentives;
•	a mix of performance measures used at various organizational levels provides a balanced performance focus (e.g., financial, operational, safety, and environmental performance);
•	the annual incentive program payouts are capped at 2x target;
•	stock options and performance share units are granted annually with overlapping vesting periods to ensure that management remain exposed to the long-term risks of their decisions through their unvested equity:
•	stock options vest over three years and have a ten-year term;
•	PSUs and PDSUs vest at the end of three years to reward achievement of long-term financial and relative share price performance objectives and enhance retention;
•	value from DSUs and PDSUs cannot be accessed until after the participant’s employment ends, providing long-term alignment with the risks inherent in Teck’s business;
•	pay-out value of PSUs and PDSUs is tied to Teck's TSR performance relative to the Performance Comparator Group and changes in EBITDA relative to changes in commodity prices, aligning executive compensation with shareholder return;
•	the CEO and other NEOs are subject to share ownership guidelines; and
•	clawback and anti-hedging policies are in place.

Compensation "Clawback" Policy

The Board has implemented a formal policy for seeking reimbursement of senior executive compensation from all variable compensation plans where:

•	there is a material restatement of Teck’s financial results;
•	an officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and
•	the relevant compensation award would have been lower had the financial results been properly reported.

Analysis of Total Direct Compensation and 2020 Results

BASE SALARY

Our approach to setting base salaries is described above under the heading “Total Direct Compensation Components”. Base salaries are normally reviewed at the beginning of each year.

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The CEO recommends base salary adjustments to the Compensation Committee for the senior executives other than himself. The Compensation Committee determines the base salary adjustment, if any, for the CEO taking into consideration the performance of the CEO and the advice it has received from its independent compensation advisor.

For 2020, base salary accounted for 17% of the NEOs’ total direct compensation. In 2020, the Board approved average salary increases of about 2% for the NEOs, effective April 1, 2020.

ANNUAL INCENTIVE PROGRAM

Our approach to annual incentives is described above under the heading “Total Direct Compensation Components”. For the purpose of the annual incentive program, we use adjusted performance relative to our budget as the key measure of financial performance, by measuring actual results at year-end in comparison to our budget for production and sale and adjusting those results for changes in key commodity prices and the USD/CAD exchange rate. The adjustment for commodity prices and foreign exchange rates provides a more balanced measurement of tong-term operational performance throughout the commodity cycle and incentivizes management to control the controllable. For 2020, realized commodity prices for steelmaking coal and blended bitumen were marginally lower than those assumed in our business plan, resulting in our targets being adjusted downwards slightly to account for those commodity prices. Our financial performance for 2020 was 94% of the lower adjusted targets. This adjustment policy ensures that our annual incentive plan rewards financial results based on management performance and allows more challenging targets to be set in order to drive performance, as contingencies are not required for commodity price movement.

Our process for setting performance goals and reviewing performance against those goals is illustrated below.

In measuring Teck’s annual performance, consideration is also given to key milestones within Teck's development initiatives that may not immediately contribute to financial performance but require ongoing skillful work by our executives to ensure long-term success.

The metrics at the business unit level provide line-of-sight for our employees on production, cost and sustainability, which are key drivers of our business. Sustainability performance is measured against objectives established with each operation and business unit at the beginning of the year. Objectives are focused on the implementation of our sustainability strategy and other sustainable practices in the specific areas of the environment, energy and climate change, tailings management, community and Indigenous relations, water management, and biodiversity.

We include safety and sustainability as key metrics of our evaluation of corporate and business unit performance in order to embed these core values in Teck’s culture and pay philosophy.

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Performance is measured against lagging and leading indicators. A leading indicator is an input, or something done in advance, to improve sustainability or health and safety culture and performance, such as implementation of a relevant training program. A lagging indicator is a measurable health and safety performance outcome, such as the frequency of spills, non-compliances, or high-potential safety incidents.

Sustainability performance by operation or site is measured according to the following metric, with each component weighted 25% of the total:

	Environment	Community
Leading Indicators	Thoroughness and rigor of practice in managing one significant, site-specific environmental risk, evaluated against criteria in a pre-defined ‘scorecard’.	Thoroughness and rigor of practice in managing one significant, site-specific community or social risk, evaluated against criteria in a pre-defined ‘scorecard’.
Lagging Indicators	Environmental performance in the year, (e.g. spills or non-compliances), including thoroughness and timeliness of reporting practices.	Community and social performance in the year, (e.g. community incidents, disputes, grievances, or general feedback), including thoroughness and timeliness of reporting practices.

Areas of focus for our operations in 2020 included:

•	water management, including water quality and discharge management;
•	reduction of community impacts, including related to air quality, fugitive dust management, blasting, and lead impacts;
•	land access; and
•	closure planning.

Based on performance against the lead and lag indicators, a sustainability rating is assigned to each site, which makes up one-third of the site performance component. Overall, Teck’s weighted average sustainability performance counts for 6% of the CEO’s annual incentive bonus calculation and 5% for the other NEOs’ total bonus.

The health and safety modifier is also determined based on the company’s health and safety performance against lead and lag indicators, which are determined based on key health and safety strategic objectives. The 2020 objectives were:

•	reduction in high potential incident (“HPI”) rate, including 10% reduction in vehicle-related incidents, and lost-time disabling injury frequency (“LTDIF”) by 10%;
•	operations completing four work team risk assessments and six effectiveness reviews;
•	completing 90% of high-potential risk control (“HPRC”) and HPI investigations on time;
•	95% of employees completing Introduction to Hazard Identification training;
•	90% of all new hires complete Introduction to Courageous Safety Leadership training;
•	sites implementing actions from 2019 Safety Culture Survey action plan; and
•	operations achieving >90% completion for Exposure Reduction Plans.

With the onset of the COVID-19 pandemic in March 2020, a significant number of protocols and controls were introduced company-wide in order to enable the continued safe production and operation of Teck’s business. In addition to this significant and unplanned effort, Teck achieved record safety performance in 2020, including reduction in the HPI rate by 32% and the LTDIF by 22%. We also achieved all lead indicator objectives with the exception of the on-time completion of 90% of HPRC and HPI investigations, which in certain cases were affected by shifting resources due to the pandemic.

The health and safety modifier is applied to the company component rating within a range of 90% to 110% for functional groups and 80% to 120% for operations. In the event of a fatality, an additional negative adjustment may be recommended based on the outcomes of the relevant investigation. There were no fatalities at Teck operated sites in 2020.

The bonus ratings determined for management reflect a holistic assessment of short-term performance that is within management’s control. The target level of performance is calibrated

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based on the approved budget for the year and incorporates a reasonable level of stretch. Payouts under the annual incentive program can range from 0% to 200% of target depending on the actual level of performance achieved, with 100% payable at the target level of performance for each component. Weightings and performance measures for each component of the annual incentive program, as well as target bonuses for the NEOs, are set out in the following table.

		Corporate		Business Unit		Personal
	Target Bonus (% of Salary)	Weight	Performance Measure	Weight	Performance Measure	Weight	Performance Measure
CEO	130%	50%	Adjusted Performance against Budget with Safety modifier	20%	Weighted performance of all sites (8%) and certain key functional area objectives (6%) and sustainability (6%)	30%	Individual performance objectives
EVP and COO	100%	40%	Adjusted Performance against Budget with Safety modifier	30%	Weighted performance of all sites (8.5%) and certain key functional area objectives (13.5%) and sustainability (8%)	30%	Individual performance objectives
SVP and CFO, Former SVP, Finance and CFO and SVP, Commercial and Legal Affairs	80%	50%	Adjusted Performance against Budget with Safety modifier	20%	Functional area objectives (15%) and sustainability (5%)	30%	Individual performance objectives
SVP, Sustainability and External Affairs	75%	50%	Adjusted Performance against Budget with Safety modifier	20%	Functional area objectives (15%) and sustainability (5%)	30%	Individual performance objectives

In addition to the measures described above, the Compensation Committee reviews a broad set of qualitative objectives developed by the CEO with input from the business units, to understand the quality and sustainability of the financial results, to assess documented results and cost of management initiatives, to consider the achievement of key milestones within our long-term development programs and to remove the impact of certain events outside of the control of management (such as natural disasters or force majeure declarations by third parties). A similar review is conducted at the business unit level between the CEO and the business unit heads to determine the individual business unit scores, with additional consideration of relative performance between the business units. Weightings for each component vary by position, reflecting the impact each position has on company-wide and business unit performance (e.g. a business unit executive has a higher weighting on business unit performance compared to a corporate executive). Target bonuses are expressed as a percentage of base salary and are payable based on overall target performance.

CORPORATE PERFORMANCE

Teck achieved the following performance in 2020:

•	taking into account adjusted performance against budget (adjusted for commodity prices and foreign exchange rates on a rigorous formula basis consistent with past practice and performance against objectives), the corporate rating for 2020 was 130%
•	in adjusting the corporate rating, specific objectives that were qualitatively assessed included fiscal management, including cost reduction initiatives and adherence to our capital allocation framework, progress on key projects, including the QB2 Project and the Neptune Bulk Terminals upgrade, production and cost management at our operations, progress on our RACE21™ innovation and technology strategy, the launch of a new integrated sustainability strategy with long-term goals, talent development, including executive recruitment and development programs

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•	the safety modifier score for functional groups was 110% and for operations was 120%, which reflected record safety performance against the goals discussed above, in addition to implementation of pandemic-related protocols
•	the result was overall company performance of 143% for functional groups (156% for operations)

The Compensation Committee endorsed and the Board approved the recommended performance ratings, specifically recognizing management for Teck’s achievement of record safety performance while quickly and successfully implementing pandemic-related controls, which enabled Teck to continue its business in 2020 and for so long as pandemic conditions persist.

BUSINESS UNIT PERFORMANCE

Consistent with the corporate performance rating, and as described above under the heading “Annual Incentive Program”, business unit ratings were adjusted to reflect the factors that management could be expected to control and to reflect a holistic assessment of each business unit’s performance throughout 2020. The business unit ratings for the NEOs are based on the performance of their operations/functional groups and the weighted average sustainability performance of all operations. The NEOs’ operations/functional groups are as follows:

	Business Unit Description	Rating
CEO	Weighted average performance of all operations, based on production, cost, sustainability, and performance of functional groups such as QB2, Projects, and Technology & Innovation	122%
EVP & COO	Weighted average performance of all operations, based on production, cost, sustainability and performance of functional groups such as QB2, Projects, Technology & Innovation, Digital Systems, and Energy	122%
SVP & CFO	Finance Group	119%
Former SVP, Finance & CFO	Finance Group	119%
SVP, Commercial & Legal Affairs	Legal Group	119%
SVP, Sustainability & External Affairs	Sustainability and External Affairs	126%

INDIVIDUAL PERFORMANCE

Each of the NEOs is responsible for the achievement of a portfolio of specific goals related to his or her area of responsibility as established in consultation with the CEO. At the end of the year, the CEO meets with each of the NEOs to complete a formal review of achievements against stated objectives and to share performance feedback. The CEO then assesses the performance of each NEO on a holistic basis considering a variety of factors, including the subjective goals, and provides a recommended individual performance rating to the Compensation Committee, which is used to determine the result of the individual component. The CEO is reviewed on a similar basis with the individual performance rating determined by the Board.

The following summarizes the individual performance achievements for each NEO in relation to the performance objectives established at the beginning of the year.

Named Executive Officer	Individual Performance Achievements in Relation to Objectives
D.R. Lindsay President and CEO

• Led Teck to best year in safety performance, including massive and unplanned effort to manage the impacts of COVID-19, ensuring the development of appropriate protocols to maintain both employee and community health and business continuity. As a result, all Teck-operated sites continued operations throughout 2020;

• Exceeded 2020 cost reduction target of $1 billion;

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Named Executive Officer	Individual Performance Achievements in Relation to Objectives

• Undertook a successful liability management program, including a US$4 billion revolving credit facility and $1 billion sidecar facility, which secured liquidity and extended Teck’s debt maturity profile in challenging market conditions;

• Advanced the QB2 project, despite deciding to proactively demobilize due to COVID-19 and then successfully restarting, achieving the target of 40% completion by year-end;

• Advanced the framework for technology and innovation, with deployment of cutting-edge and industry-leading initiatives in mining, processing, logistics, and health and safety;

• Ensured that Teck continued to be an industry leader in ESG, retaining the top ranking on the Dow Jones Sustainability Index, being the only mining company listed on the Global 100 Most Sustainable Corporations, achieving the top ranking on Sustainalytics, Vigeo Eiris and FTSE4good, and being among the top-ranked companies in the mining industry on MSCI, ISS ESG, Refinitiv, and Bloomberg ESG;

• Progressed diversity and inclusion across the business, with positive movement in key metrics, and completed first ever company-wide inclusion and diversity survey; and

• Continued to focus on leadership development and adapted leadership programs to virtual delivery in response to the impacts of COVID-19.

H.M. Conger EVP and COO

• Quickly transitioned to Canada after joining Teck on September 1, 2020, aligning the operating team in the first few weeks to set priorities and objectives, streamline the budget peer review process, and integrate RACE21 into the operating team;

• Efficiently came up to speed on the QB2 project, was instrumental in the ramp up following the COVID-19 demobilization, and reorganized the base metals group reporting structure to ensure best possible outcome for the QB2 project;

• Initiated transition to company-wide, world-class maintenance process, including organizational changes and the appointment of a Vice President, Maintenance to lead the transition; and

• Reviewed the company-wide sustaining capital projection for 2021 and led appropriate adjustments to optimize capital allocation.

J.H. Price SVP and CFO

• Commenced building key relationships with Teck’s investors, lenders, financial advisors, auditor and the credit ratings agencies;

• Evaluated opportunities for improvement across Teck’s Finance organization including implementation and sharing of best practices and use of appropriate digital systems, processes and analytical tools;

• Optimized the 2021 budget through the rigorous evaluation of alternatives and prioritization of capital expenditure;

• Engaged with the RACE21 team to support value capture reporting and planning approaches for consistency with processes used across the company;

• Ensured that Teck’s third quarter, fourth quarter, and annual financial information was prepared on a relevant, timely and accurate basis in accordance with applicable requirements;

• Ensured that adequate controls and procedures were maintained and operated effectively to safeguard Teck’s assets and comply with regulatory requirements; and

• Continuously supported all of Teck’s business units with accounting, treasury, tax and investor relations advice and support as required.

R.A. Millos Former SVP, Finance and CFO

• Led the issuance of US$550 million 10-year notes, using the proceeds to retire a portion of notes maturing in 2021, 2022, 2023 and reduce drawdowns on the US$4 billion revolving credit facility, for an overall credit neutral transaction that extended Teck’s weighted average maturity profile;

• Increased Teck’s near term liquidity to US$5 billion by obtaining a new US$1 billion revolving credit facility due in June 2022 adding to the US$4 billion revolving credit facility due in November 2024;

• Led Teck’s cost reduction program, which generated over $1 billion in spending reductions during the period from October 1, 2019 to December 31, 2020;

• Maintained Teck’s relationships with the four major credit rating agencies, retaining investment grade ratings from all four agencies;

• Ensured that Teck’s financial information was prepared on a relevant, timely and accurate basis in accordance with applicable requirements, meeting all financial reporting and tax filing deadlines without taking advantage of delays allowed by regulators due to the COVID-19 pandemic;

• Ensured that adequate controls and procedures were maintained and operated effectively to safeguard Teck’s assets and comply with regulatory requirements;

• Continuously supported all of Teck’s business units with accounting, treasury, tax and investor relations advice and support as required; and

• Actively supported the transition of responsibilities to the incoming SVP and CFO.

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Named Executive Officer	Individual Performance Achievements in Relation to Objectives
P.C. Rozee SVP, Commercial and Legal Affairs

• Effectively managed the provision of timely and cost effective legal advice and services to the business as a whole;

• Provided and coordinated effective legal support for pandemic-related issues, including employment matters and construction claims;

• Advanced key litigation matters;

• Provided strategic guidance on key commercial issues;

• Provided strategic input on shareholder relations matters;

• Managed disclosure processes and provided input on key disclosure issues;

• Oversaw compliance processes and assisted in the resolution of compliance issues;

• Provided policy, governance, and risk oversight support to the Board; and

• Proactively managed Legal Department succession and staffing issues.

M.M. Smith, SVP, Sustainability and External Affairs

• Responded to the COVID-19 global pandemic, developing and implementing multiple COVID-19 health and safety response protocols and launching a major employee communications program and a COVID-19 community relief fund;

• Continued to eliminate serious injuries, fatalities and occupational disease by focusing on the areas of highest risk, including building on our high potential risk control strategy;

• Continued to build a positive culture of safety and supported implementation of our occupational health & hygiene strategy;

• Launched a new integrated sustainability strategy with updated goals to ensure Teck is positioned for responsible growth, positive societal impact, and industry-leading environmental practices;

• Strengthened Teck’s environmental standards and compliance by beginning to implement the new Global Industry Standard on Tailings Management and the new International Council on Mining and Metals Performance Expectations;

• Worked to strengthen Teck’s relationships with communities and Indigenous Peoples through continued implementation of Teck’s SMART framework, advancement of corporate investment partnerships, and implementation of agreements with Indigenous Peoples;

• Provided support for permitting efforts in each business unit; and

• Strengthened shareholder value by providing industry-leading ESG reporting.

For 2020, the Compensation Committee determined that the NEOs had met their respective individual objectives. The average individual performance rating for the NEOs, other than the CEO, was 119%, compared to 99% in 2019, and the individual performance rating for the CEO was 130%, compared to 90% in 2019, reflecting the performance of the business overall in 2020.

2020 RESULTS – CEO ANNUAL INCENTIVE BONUS

Based on the ratings set out above, the bonus award made to the CEO for 2020 was calculated as follows. The same formula is used to calculate the annual incentive bonus for other NEOs.

The CEO’s total 2020 bonus was more than the target bonus of 130% of base salary at 175% of base salary and represents an increase of 63 percentage points from 2019, when he received a bonus equal to 112% of his base salary.

Long-Term Incentives

Detailed descriptions of our equity incentive plans can be found on Schedule B. Long-term incentive awards are designed to foster and promote Teck’s long-term financial success by:

•	strengthening Teck’s ability to attract and retain highly competent executives;
•	motivating and rewarding performance;
•	promoting greater alignment of interests of executives and shareholders; and
•	enabling management to participate in Teck’s long-term growth and financial success.

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Long-term incentives are targeted to represent, on average, 59% of the NEOs’ total direct compensation and as a result, a significant portion of their compensation is aligned with shareholder interests. In 2020, the long-term incentive grants to NEOs were 100% contingent on the performance of Teck’s business and share price, with long-term incentive value comprised of:

•	50% stock options, which only have value to the extent that the price of the Class B subordinate voting shares increases; and
•	50% PSUs and/or PDSUs, which are contingent on specific performance measures.

The fair value of stock options is determined using the Black-Scholes method and share units are valued based on their grant date fair market value. We base the number of stock options granted on the share price on the day prior to the grant date and the number of performance share units granted on the VWAP of the Class B subordinate voting shares on the TSX for the 20-day period prior to the grant date.

The CEO provides recommendations to the Compensation Committee for long-term incentive grants to the NEOs, other than himself, as well as to other executives and senior managers. The recommendations take into consideration the performance ratings of the NEOs and the compensation objective of targeting within a competitive range above or below the median of the market in terms of total direct compensation. The total number of stock options and performance share units granted in 2020 relative to 2019 was higher due to the lower share price and the associated fair value of a stock option and performance share unit.

The number of PSUs or PDSUs that vest at the end of a three-year performance period is equal to 0% to 200% of the number of units granted, depending on Teck’s results relative to the two performance metrics, relative TSR and EBITDA performance.

Performance vesting is based 50% on relative TSR performance when compared to the Performance Comparator Group, and 50% on changes in Teck’s EBITDA relative to changes in a synthetic commodity price index intended to reflect the relative significance of key commodities in Teck’s business. The weighting of commodities in this synthetic index in 2020 was 35% steelmaking coal, 27.5% copper, 27.5% zinc and 10% oil. EBIDTA is measured by comparing the prior year’s EBITDA at the date of the grant with a trailing four-quarter EBIDTA at the payout date. EBITDA is profit attributable to shareholders before net finance expense, provision for income taxes, and depreciation and amortization.

Ratings under this second metric range from 0 to 200% as aligned in the table below.

Change in EBITDA / Change in Commodity Price Index	Payout Ratios
<0.75	0%
0.75-1.25	Payouts on a linear basis, with a 100% payout for mid-point performance
1.25 or more	200%

In December 2020, PSUs and PDSUs issued in 2018 vested at the 10% level. Teck’s TSR performance over the relevant period was ranked 12th out of 13 performance peer companies as set out below, resulting in a 0% performance factor. On the second metric, the price of the basket of commodities declined by approximately 22% over the performance period, while rolling four-quarter EBITDA declined by 67%. As a result, at the end of the performance period, the ratio of EBITDA to price index performance for the commodities was 0.505, resulting in an associated performance factor of 20%. The two factors are weighted on an equal basis, resulting in a 10% performance factor overall, with 90% of the PSUs and PDSUs originally granted being forfeited on the vesting date. In 2019, 10% of the performance units that vested were forfeited due to the application of the performance factor.

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The relative TSR performance of Teck and the 2018 performance comparator group at the end of the vesting period is set out in the following table:

Share Ownership Guidelines

In 2020, the Compensation Committee continued to apply the following market competitive share ownership guidelines for the NEOs.

•	CEO – 5 times base salary
•	NEOs – 2 times base salary

Executives have five years to comply with the guidelines and, for the purposes of the calculation, the value of share units is determined by using the closing price of the Class B subordinate voting shares on the TSX on December 31, 2020. As of that date, all of the NEOs have met the shareholding requirements. NEOs may also meet the mandatory minimum based on the value they have invested in Teck securities based on grant date value for share units.

The following table shows, among other things, the number of shares, DSUs, PSUs, and PDSUs held by each NEO as at December 31, 2020, the value of those holdings using closing price of the Class B subordinate voting shares on the TSX as of that date and the value of shares and performance share units required to meet the NEOs’ shareholding requirement.

	Shares (#)(1) (Value ($)(2))
Name	Class A	Class B	Share Units Held (#) (Value ($)(2)(4))	Total Shares and Share Units Held (#)	Total At Risk Value of Shares and Share Units at December 31, 2020 ($)(3)	Value Required to Meet Mandatory Minimum Shareholding Requirements ($)	Amount at Risk as a Multiple of Base Salary
D.R. Lindsay	0 (0)	403,976	1,274,937	1,678,913	38,782,890	8,427,000	23
		(9,331,846)	29,451,045
H.M. Conger	0 (0)	0	103,015	103,015	2,379,647	1,700,000	3
		(0)	2,379,647
J.H. Price	0 (0)	0	51,111	51,111	1,180,664	1,450,000	2
		(0)	1,180,664
R.A. Millos	0 (0)	7,726	314,990	322,716	7,454,740	1,438,000	10
		(178,471)	7,276,269
P.C. Rozee	0 (0)	31,418	308,840	340,258	7,859,960	1,438,000	11
		(725,756)	7,134,204
M.M. Smith	0 (0)	1,500	134,531	136,031	3,142,316	1,366,000	5
		(34,650)	3,107,666

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(1)	Includes Class B subordinate voting shares directly or indirectly beneficially owned or over which control is exercised as of December 31, 2020.
(2)	Based on the closing price of the Class B subordinate voting shares on the TSX on December 31, 2020 of $23.10. The value of PSUs and PDSUs has been calculated assuming a performance factor of 100%, however, actual payout value for PSUs and PDSUs will not be known until the applicable payout dates. See Schedule B for details of our share unit plans.
(3)	Includes DSUs taken by Mr. Lindsay in lieu of cash for his 2014 and 2015 annual incentive bonus as previously disclosed.

The Compensation Committee has considered whether to implement mandatory holding periods following retirement for senior executives. Many commentators regard such a policy as an important safeguard against short-term risk taking behaviour by management. The Compensation Committee considers that such a policy could have unintended consequences in terms of retention in a volatile and cyclical industry such as the mining and metals industry and has decided not to impose such a requirement.

Summary of Total Compensation for NEOs

The following table sets out total compensation for three most recently completed financial years for Teck’s NEOs, being the President and CEO, the Senior Vice President and CFO and former Senior Vice President, Finance and CFO, and the two other most highly compensated executive officers.

Name and Principal Position	Year	Salary ($)	Share- Based Awards(1) ($)	Option- Based Awards(2) ($)	Annual Incentive Plans(3) ($)	Pension Value(4) ($)	All Other Compensation (5)(6) ($)	Total Compensation ($)
D.R. Lindsay President and CEO	2020 2019 2018	1,677,150 1,644,300 1,607,500	3,499,000 2,575,500 2,967,500	3,500,000 2,567,100 2,973,500	2,941,200 1,841,300 2,466,300	651,000 539,000 695,000	- - -	12,268,350 9,167,200 10,709,800
H.M. Conger EVP and COO	2020 2019 2018	247,917 - -	1,612,800 - -	2,230,400 - -	393,900 - -	36,833 - -	- - -	4,521,850 - -
J.H. Price SVP and CFO	2020 2019 2018	181,250 - -	915,200 - -	1,018,100 - -	191,600 - -	- - -	21,750 - -	2,327,900 - -
R. A. Millos Former SVP, Finance and CFO	2020 2019 2018	715,500 701,250 685,000	778,500 774,700 773,400	776,700 774,600 776,700	747,200 562,800 633,600	93,015 91,163 89,050	- - -	3,110,915 2,686,513 2,957,750
P.C. Rozee SVP, Commercial and Legal Affairs	2020 2019 2018	715,500 701,250 685,000	778,500 774,700 773,400	776,700 774,600 776,700	765,500 578,200 708,800	191,000 180,000 224,000	- - -	3,227,200 3,008,750 3,167,900
M.M. Smith SVP, Sustainability & External Affairs	2020 2019 2018	679,750 665,000 645,000	727,200 729,100 647,500	724,000 728,300 651,200	697,100 430,000 546,100	88,368 86,450 83,850	- - -	2,916,418 2,638,850 2,573,650
(1)	Share units in the form of PSUs or PDSUs are granted on an annual basis under Teck’s share unit plans. See Schedule B for plan details. The fair value for option-based awards is consistent with the accounting fair value under IFRS, being the closing price of the Class B subordinate voting shares on the day prior to the applicable grant date. The fair values for the 2018 and 2019 grants are $27.78 and $37.81, respectively. For 2020, the fair value for option-based awards granted to Mr. Conger was $17.92, to Mr. Price was $16.36 and to the other NEOs was $14.06. Share-based awards are valued based on the 20 day VWAP of Class B subordinate voting shares as of the grant date. The fair value was $35.97 for 2018 and $30.38 for 2019. For 2020, the fair value for share-based awards granted to Mr. Conger was $15.7346, to Mr. Price was $17.9443 and to the other NEOs was $17.1116.
(2)	For compensation purposes, the fair value of options on the grant date is determined applying the Black-Scholes option valuation model using Mercer’s assumptions, since this method is applied consistently in Mercer’s competitive market analysis. This differs from our accounting fair value due to differences in the underlying assumptions as summarized in the following table:
	Compensation Fair Value			Accounting Fair Value
	2020	2019	2018	2020	2019	2018
Grant Date Fair Value (% of grant price)	34.1%	46.3%	41.5%	33.0%	37.0%	30.0%
Share Price Volatility	38.0%	50.0%	50.0%	41.0%	41.0%	41.0%
Dividend Yield	1.30%	0.9%	2.1%	2.13%	1.1%	2.7%
Expected Life	6.5 yrs.	6.5 yrs.	6.5 yrs.	6.1 yrs.	5.9 yrs.	4.2 yrs.
Risk-Free Rate	1.30%	1.8%	2.1%	1.19%	1.81%	2.06%
Option Value	$4.79	$13.24	$15.69	$4.76	$10.73	$11.1
(3)	The annual incentive plan amounts are applicable to the year indicated but are paid in March of the following year.
(4)	See Pensions section on page 63 for details.
(5)	Perquisites provided to the NEOs do not reach the prescribed disclosure threshold of the lesser of $50,000 and 10% of total salary for the financial year.
(6)	Mr. Price received this amount in lieu of pension contributions.

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Realizable Pay

ALIGNMENT OF LONG TERM INCENTIVES WITH SHARE PERFORMANCE

Teck bases a significant portion of its compensation on long-term incentives, to align management’s compensation with shareholder experience and address competition for talent from other resource companies. The Compensation Committee recognizes the need to regularly assess the actual results of its long term incentive plans to evaluate the alignment between pay and performance, especially when commodity prices vary significantly.

Our Class B subordinate voting shares have underperformed the majority of the peer companies since 2017. Part of this underperformance can be attributed to our commodity mix. A number of the peer companies are substantial iron ore producers. Our large steelmaking coal business has weighed on our share price over the performance period as steelmaking coal prices have been lower and investor sentiment towards coal producers has deteriorated.

The summary compensation table above sets out in accordance with relevant regulatory requirements the grant date fair value of long term incentives in the form of share-based and option-based awards to NEOs, based on the closing price of Class B subordinate voting shares as at the grant date of the relevant awards. The Compensation Committee recognizes that these grant date fair value estimates do not reflect the actual compensation received by the NEOs when these awards are ultimately realized, which may be significantly higher or lower than the grant date fair value.

In the case of long-term incentive compensation issued in 2016 and 2020, the realizable value of that compensation for NEOs was substantial, while the realizable value of other awards in the previous five years has been closer to, or substantially below, their grant date fair value. In a volatile cyclical industry such as the metals and mining industry, occasional large payouts under long-term incentive plans are to be expected. The Compensation Committee takes this into account in assessing the reasonableness of its grant process. As illustrated in the chart on page 42, there is strong alignment between the CEO’s realized total direct compensation and TSR over consecutive periods from the grant date to vesting.

The following table provides a look back at the annual total direct compensation payable to the CEO from 2016 to 2020 and the change in value of such compensation as at December 31, 2020 due to the equity based portion of the compensation that ties the CEO's actual compensation to the value of the Class B subordinate voting shares.

Year	Base Salary and Bonus ($)	Long-Term Incentive Compensation(1) Grant Date Fair Value ($) (Value as of Dec 31, 2020 ($)(2))	Pension and Other Compensation ($)	Total Target Compensation ($)(3)
2016	3,978,300	5,060,000 (40,259,900)	368,000	9,406,300
2017	3,937,275	5,947,800 (1,807,200)	776,000	10,661,075
2018	4,073,800	5,941,000 (183,800)	695,000	10,709,800
2019	3,485,600	5,142,600 (1,952,000)	539,000	9,167,200
2020	4,618,350	6,999,999 (11,323,200)	651,000	12,268,350
(1)	Values are calculated as the in-the-money value of options and the notional value of share units, assuming full vesting in each case, based on the closing price for Class B subordinate voting shares on the TSX as at December 29, 2019 of $23.10. For share units that have been paid out, actual payout values have been used. The value of unvested PSUs and PDSUs has been calculated assuming a performance factor of 100%, however the actual payout amount of these awards will not be known until the applicable payout dates. See Schedule B for details of our share unit plans.
(2)	Includes actual base salary and bonus, pension, other compensation, and grant date fair value of long term incentive compensation.

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REVIEW OF REALIZABLE PAY AND CORPORATE PERFORMANCE OF THE CEO

The Compensation Committee assesses realizable pay in relation to various measures of corporate performance as a further check on alignment of pay outcomes with shareholder returns.

The graph below illustrates the relationship between realizable total direct compensation for the CEO and a composite of performance measures (TSR, Return On Capital Employed and earnings per share growth) for each of Teck and the companies in the Compensation Comparator Group based on compensation between 2017-2019 and share price as at December 31, 2019.

Notes:

Realizable total direct compensation of chief executive officers for purposes of this graph represents base salary plus actual bonus plus the estimated value of long-term incentives granted from 2017 to 2019, which is the latest period for which Compensation Comparator Group pay data is generally available, and share prices as of December 31, 2019. Mercer has advised that certain assumptions have been consistently applied to the estimates for both Teck and the companies in the Compensation Comparator Group, including:

(a)	the entire in-the-money value as at December 31, 2019 of all LTI grants awarded from 2017 to 2019 have been included, without regard to vesting schedules;
(b)	multipliers for performance-based grants were evaluated based on performance from the beginning of the relevant performance period to December 31, 2019, provided that where disclosed, actual performance multipliers for Compensation Comparator Group companies were used; and
(c)	dividends are assumed to be reinvested at relevant dividend payment dates.

After taking account of these assumptions and certain limitations in the public disclosure of the Compensation Comparator Group companies, the Compensation Committee believes that this analysis demonstrates strong alignment of actual pay outcomes with corporate performance on the selected metrics over the period indicated.

Performance Graph

The following graph illustrates Teck’s five-year cumulative TSR (to December 31, 2020, assuming reinvestment of dividends on each dividend payment date) on a $100 investment on December 31, 2015 in Class A common shares and Class B subordinate voting shares on the TSX compared to the return on a comparable investment on the S&P TSX Composite Index and the S&P TSX Global Mining Index during the same period. As the S&P TSX Global Mining Index reflects the performance of 75 global mining companies, it serves as a broad sector specific benchmark against which to compare Teck's share price performance.

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Cumulative Value of C$100 Investment
5 Year Total Shareholder Return

Total Shareholder Return Index
675
650
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575
550
525
500
475
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NEO Total Compensation ($ Millions)
2015
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NEO Total Compensation ($ millions)
S&P/TSX Global Mining Index
TECK/B CN
TECK/A CN
S&P/TSX Total Return Index

As set out above, grant date values of executive compensation increased slightly from 2016 to 2017 following the Compensation Committee’s decision in 2016 to freeze base salaries and reduce the long-term incentive grants by 15% from previous levels as a result of the difficult market conditions. Compensation increased slightly in 2018 due to improved corporate performance, before decreasing again in 2019. Compensation increased in 2020 in recognition of management’s efforts to safely and successfully continue to operate Teck’s business in unprecedented conditions. While the annual incentive bonus component of the compensation program is intended to drive management behaviour by recognizing performance in relation to financial and operational performance objectives that are within management’s control and may not always align with share price movement, the realized value from long-term incentive awards is directly affected by Teck's share price performance over the period.

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding to each NEO as at December 31, 2020.

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Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-The- Money Options ($)(1)	No. of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not Vested ($)(2)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)(2)
D. R. Lindsay President and CEO(3)	125,000 187,500 247,000 372,000 703,000 1,069,000 263,000 189,500 194,500 730,000	58.80 39.30 33.29 26.25 19.15 5.34 27.78 37.81 28.60 14.06	Feb. 15, 2021 Feb. 14, 2022 Feb. 12, 2023 Feb. 18, 2024 Feb. 17, 2025 Jan. 04, 2026 Feb. 17, 2027 Feb. 16, 2028 Feb. 15, 2029 Feb. 25, 2030	0 0 0 0 2,369,110 18,365,420 0 0 0 6,599,200	293,440	6,778,464	22,672,581
H.M. Conger EVP and COO	365,000	17.92	Sep. 1, 2030	1,890,700	103,015	2,379,647	-
J.H. Price SVP and CFO	182,500	16.36	Oct. 29, 2030	1,230,050	51,111	1,180,664	-
R. A. Millos Former CFO	25,000 45,000 64,000 97,000 184,000 280,000 69,000 49,500 58,500 162,000	58.80 39.30 33.29 26.25 19.15 5.34 27.78 37.81 28.60 14.06	Feb. 15, 2021 Feb. 14, 2022 Feb. 12, 2023 Feb. 18, 2024 Feb. 17, 2025 Jan. 04, 2026 Feb. 17, 2027 Feb. 16, 2028 Feb. 15, 2029 Feb. 25, 2030	0 0 0 0 620,080 4,810,400 0 0 0 1,464,480	72,124	1,666,064	5,610,205
P. C. Rozee SVP, Commercial and Legal Affairs	30,000 45,000 64,000 97,000 184,000 280,000 69,000 49,500 58,500 162,000	58.80 39.30 33.29 26.25 19.15 5.34 27.78 37.81 28.60 14.06	Feb. 15, 2021 Feb. 14, 2022 Feb. 12, 2023 Feb. 18, 2024 Feb. 17, 2025 Jan. 04, 2026 Feb. 17, 2027 Feb. 16, 2028 Feb. 15, 2029 Feb. 25, 2030	0 0 0 0 620,080 4,810,400 0 0 0 1,464,480	72,119	1,665,949	5,468,255
M. M. Smith SVP, Sustainability & External Affairs	7,000 28,500 40,000 81,000 152,000 231,000 57,000 41,500 55,000 151,000	58.80 39.30 33.29 26.25 19.15 5.34 27.78 37.81 28.60 14.06	Feb. 15, 2021 Feb. 14, 2022 Feb. 12, 2023 Feb. 18, 2024 Feb. 17, 2025 Jan. 04, 2026 Feb. 17, 2027 Feb. 16, 2028 Feb. 15, 2029 Feb. 25, 2030	0 0 0 0 377,440 3,968,580 0 0 0 1,365,040	67,548	1,560,359	1,547,307
(1)	Value at December 31, 2020 calculated by determining the difference between the closing price of the Class B subordinate voting shares underlying the options on the TSX at December 31, 2020 ($23.10) and the exercise price of the options. This column includes the value of vested and unvested options.
(2)	Market or Payout Value calculated by multiplying the number of share units held at December 31, 2020 by the closing price of the Class B subordinate voting shares on the TSX at December 31, 2020 ($23.10). Payout Value of PSUs and PDSUs has been calculated assuming a performance factor of 100% except for PDSUs that have already vested. The actual payout amount for PSUs and PDSUs is determined as set out in Schedule B and will not be known until the applicable payout dates.
(3)	In 2015 and 2016, Mr. Lindsay elected to further invest in Teck by choosing to receive his 2014 and 2015 annual incentive cash bonuses, respectively, in the form of DSUs. These DSUs are not reflected in the above table and are not considered long-term equity compensation as they were effectively purchased by Mr. Lindsay with his annual incentive cash bonuses for 2014 and 2015 on the basis of the then-current market price of the Class B subordinate voting shares rather than being received as part of his long term equity compensation package.

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Incentive Plan Awards – Value Vested, Earned or Realized During the Year

The following table shows the number and value of the incentive plan awards which vested or were earned for each NEO in the fiscal year ending December 31, 2020.

	Value Vested During The Year ($)(1)
	RSUs(2)	DSUs(2)	PSUs	PDSUs
Name	Total Share-Based Awards				Options(3)	Total	Non-Equity Incentive Plan Compensation – Value Earned During The Year ($)
D.R. Lindsay President and CEO	-	291,915	189,526	-	-	481,441	2,941,200
H.M. Conger EVP and COO	-	-	-	-	-	-	393,900
J.H. Price SVP and CFO	-	-	-	-	-	-	191,600
R.A. Millos Former CFO	-	71,841	49,403	-	-	121,244	747,200
P.C. Rozee SVP, Commercial and Legal Affairs	-	68,376	34,461	17,002	-	119,839	765,500
M.M. Smith SVP, Sustainability & External Affairs	-	15,292	20,681	26,034	-	62,007	697,100
(1)	Includes share units credited as dividend equivalents.
(2)	DSUs and RSUs are no longer granted to senior executives. All RSUs and DSUs previously granted to the NEOs vested prior to 2019 and, in the case of RSUs, have been paid out.
(3)	The amount is calculated by multiplying the number of share units vested in the year by the closing price of the Class B subordinate voting shares on the TSX at December 31, 2020 ($23.10). The actual payout value for DSUs and PDSUs is based on the fair market value of the Class B subordinate voting shares on the redemption date and will not be known until that time.
(4)	The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Class B subordinate voting shares on the TSX and the exercise price on such vesting date.

STOCK OPTIONS EXERCISED

There were no options exercised by NEOs during the year ended December 31, 2020.

Pensions

DEFINED BENEFIT PENSION

Mr. Lindsay, CEO, is accruing benefits under Teck’s Pension Plan for Executive and Qualified Senior Salaried Employees (the “DB Plan”), a registered pension plan under the Income Tax Act and under an Executive Retirement Agreement. His total annual retirement benefit is equal to 2.5% of his highest average annual earnings in a 36-consecutive month period, multiplied by years of service. Earnings include base pay only. The normal retirement age for payment of the accrued pension is age 60. Having reached the age of 55, Mr. Lindsay may retire at any time. The pension is payable in the form of a joint and two-thirds survivor pension.

Mr. Rozee, SVP, Commercial and Legal Affairs, is accruing benefits under the DB Plan and under a supplemental pension arrangement. His total annual retirement benefit is equal to 2.0% of his highest average annual earnings in a 36 consecutive month period, multiplied by years of service. Earnings include base pay only. The normal retirement age for payment of the accrued pension is age 60. Having reached the age of 55, Mr. Rozee may retire at any time. The pension is payable in the form of a joint and 60% survivor pension with a five-year guarantee.

The following table provides relevant information with respect to the pension entitlements of Mr. Lindsay and Mr. Rozee as of December 31, 2020.

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Name	Number of Years Credited Service	Annual Benefits Payable		Opening Present Value of Defined Benefit Obligation	Compensatory Change	Non- Compensatory Change	Closing Present Value of Defined Benefit Obligation
		Accrued At End of Year	At Age 65
D.R. Lindsay	16	$657,200	$773,600	$11,513,000	$651,000	$1,567,000	$13,731,000
P.C. Rozee	19.75	$276,700	$338,600	$4,866,000	$191,000	$690,000	$5,747,000

The annual benefits payable are based on highest annual average earnings at December 31, 2020. The actuarial valuation method and the significant assumptions that Teck applied in quantifying the accrued obligation at the end of the year are described in the footnotes to Teck’s audited consolidated annual financial statements for the year ended December 31, 2020. The amounts in the “Compensatory Change” column include the service cost for the year and the impact of any differences between the estimated earnings at the start of the year and the actual earnings at the end of the year on the accrued obligation. The amounts shown in the “Non-Compensatory Change” column include interest and the impact of changes that were made to the assumptions used to value the accrued benefits.

DEFINED CONTRIBUTION PENSION

Messrs. Conger and Millos and Ms. Smith are participants in the defined contribution plan of the Teck Cominco Metals Ltd. Retirement Income Plan (the “DC Plan”), which is a registered pension plan under the Income Tax Act. Messrs. Conger and Millos and Ms. Smith also participate in the defined contribution provision of the Supplementary Retirement Income Plan (the “DC Supplementary Plan”). Entitlements under the DC Plan vest on the date the NEO joins the DC Plan, while entitlements under the DC Supplementary Plan only vest 100% upon completion of five years as a member of the DC Supplementary Plan member.

In 2020, Teck contributed $27,230 for each NEO to the DC Plan, which is the maximum allowable under the Income Tax Act. The DC Supplementary Plan provides for notional contributions of 13% of base salary minus contributions remitted to the registered pension plans. Contributions to the DC Plan are invested in accordance with the individual participant’s election from the investment options offered to all plan members.

On retirement, the NEO is entitled to the distribution of the accumulated value of contributions under the DC Plan, as a lump sum, and the accumulated value of notional contributions under the DC Supplementary Plan, as a series of 120 equal monthly payments.

The amounts reported in the table below show the aggregate account balances for the two DC plans for each of these NEOs at the start of the year and at the end of the year, as well as the contributions made to the plans in the year:

Name	Accumulated Value at Start of Year	Compensatory	Accumulated Value at Year End(1)
H.M. Conger	-	36,833	37,720
R.A. Millos	2,056,801	93,015	2,444,163
M.M. Smith	936,281	88,368	1,156,101

(1) Includes non-compensatory changes including interest.

The amounts in the “Compensatory” column include the employer contributions to the DC Plan and notional contributions to the participant’s DC Supplementary Plan accounts. None of these NEOs participate in defined benefit pension plan arrangements.

While he is a resident of the United Kingdom, Mr. Price is not currently a member of either the DB Plan, the DC Plan, or the DC Supplementary Plan. Instead, he receives a cash amount in lieu of pension plan contributions. In 2020, that amount was $21,750.

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Termination and Change in Control Benefits

The NEOs each have employment agreements that detail their position, duties, and compensation and benefits (including base salary, bonus, share units and stock options, pension, vacation, and other perquisites), as well as provisions on resignation, retirement, termination for cause, termination without cause and termination following a Change in Control (as defined below).

No incremental payments or benefits are payable to any NEO upon a Change of Control unless the NEO is terminated by Teck without cause or resigns for good reason within 12 months of a Change of Control. For this purpose, “good reason” shall mean any significant change that is adverse to the executive’s position, status, job description, actual authority, work environment or compensation, including any requirement that the executive work greater than fifty kilometres from the office in which the executive works prior to the Change in Control, any change resulting from material reduction in the size or complexity of Teck’s business, or any adverse change in the reporting relationship of the executive, other than a change in the identity of the person or persons to whom the executive reports.

For purposes of these arrangements, a Change in Control is defined as:

•	the acquisition by any person or group of persons acting jointly or in concert, other than Keevil Holdco and its associates, of direct or indirect ownership of, or control or direction over, voting securities carrying more than the greater of: (i) 25% of the votes attached to all voting securities of Teck; and (ii) the number of votes under the control or direction of Temagami, and following such event “Continuing Directors” cease to constitute at least a majority of the Board;
•	an amalgamation, arrangement or other business combination resulting in ownership and Board constitution as outlined above;
•	any person acquiring control or direction over securities to which are attached more than 50% of the votes attached to all voting securities of Teck;
•	the sale of all or substantially all of Teck’s assets; or
•	a determination by the Board that a Change in Control has occurred for purposes of the relevant agreement.

The following table summarizes the material terms and conditions that apply in the event of the noted separation events.

Comp. Element	Separation Event
	Resignation	Termination with Cause	Retirement	Termination without Cause(1)	Change in Control and Termination without Cause(1)(2)
Salary	Payments cease	Payments cease	Payments cease	3x current salary for CEO (2x for other NEOs and 1x for NEOs with less than 2 years of service)	3x current salary for CEO (2x for other NEOs and 1x for NEOs with less than 2 years of service)
Annual Incentive Bonus	None	None	Pro-rated for year of separation	3x for CEO, based on the average bonus for 3 preceding years (2x for NEOs based on preceding year’s bonus. No payout for NEO with less than 2 years of service)	3x for CEO, based on the average bonus for 3 preceding years (2x for NEOs based on preceding year’s bonus. No payout for NEO with less than 2 years of service)
Stock Options	Unvested options are forfeited Vested options have a 90-day exercise period	All options are forfeited	Unvested options continue to vest.(3) Vested options have a max. 3-year remaining term for early retirement and max 5-year remaining term for normal retirement(4)	Unvested options are forfeited Vested options have a maximum 1-year remaining term	All options vest subject to Board discretion and have a maximum 1-year remaining term

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Comp. Element	Separation Event
	Resignation	Termination with Cause	Retirement	Termination without Cause(1)	Change in Control and Termination without Cause(1)(2)
Share Units	PSUs and unvested DSUs/PDSUs are forfeited Vested DSUs are redeemed by December 15 of the following year	All share units are forfeited	Unvested share units are pro-rated to reflect the portion of the vesting period worked and continue to vest and pay out on schedule Vested DSUs/PDSUs are redeemed by December 15 of the following year.	Unvested PSUs are pro-rated to reflect the portion of the vesting period worked and continue to vest and pay out on schedule
				Unvested PDSUs are forfeited. Vested PDSUs/DSUs are redeemed by December 15 of the following year	All share units immediately vest and are payable, with vesting of performance units determined by the Compensation Committee based on performance metrics during abridged performance period.
Pension, Benefits & Perquisites	Coverage ceases	Coverage ceases	Coverage ceases	Coverage Ceases(5)	Coverage Ceases(5)
(1)	Amounts payable to the CEO are in accordance with the terms and conditions of his 2005 employment agreement.
(2)	Includes treatment in the event of resignation for good reason, as defined above.
(3)	Unvested options awarded in the 12-month period prior to retirement are forfeited.
(4)	See "Stock Option Plans" on Schedule B for description of "early retirement" and "normal retirement".
(5)	The Executive Retirement Agreement with the CEO described on page 65 specifies that the projected pension is payable at the Normal Retirement Date if the CEO is at least age 55 at the date of termination of employment without cause.

In order for the executive to receive payments where the executive is terminated without cause, the executive must:

•	not use knowledge or experience gained as a Teck employee in any manner which would be detrimental to business interests of Teck or its affiliates;
•	not directly or indirectly recruit or solicit any Teck employee for a period of 12 months following termination;
•	keep non-public information concerning the business of Teck and its affiliates, including information related to business opportunities, in strictest confidence;
•	comply with Teck’s Employee Technology and Confidentiality Agreement and the Code of Ethics; and
•	upon termination, return all Teck assets, including any documents, recordings or other format on which information belonging to Teck is stored.

These obligations do not apply if the executive is terminated by Teck within 12 months of a Change in Control or where the executive resigns for good reason (as described above) within 12 months of the Change in Control.

The following table shows the estimated compensation payable assuming an NEO had been terminated effective on December 31, 2020.

Named Executive Officer	Separation Event
	Resignation	Termination with Cause	Retirement	Termination without Cause	Termination within 12 months of a Change in Control (1)(2)
D.R. Lindsay	$0	$0	$0	$12,305,000	$25,682,664
H.M. Conger	$0	$0	$0	$850,000	$5,120,347
J.H. Price	$0	$0	$0	$725,000	$3,135,714
R. A. Millos	$0	$0	$0	$2,932,400	$6,062,944
P.C. Rozee	$0	$0	$0	$2,969,000	$6,099,429
M.M. Smith	$0	$0	$0	$2,760,200	$5,685,599
(1)	Includes treatment in the event of resignation for good reason, as defined above, within 12 months of a Change of Control.
(2)	Includes the value of: (a) early vesting of options calculated based on the closing price of the Class B subordinate voting shares on the TSX at December 31, 2020 ($23.10) and (b) early vesting of unvested share units by multiplying the number of share units held at December 31, 2020 by the closing price of the Class B subordinate voting shares on the TSX at December 31, 2020 ($23.10). For the purposes of this table, the value of PSUs and PDSUs has been calculated assuming a performance factor of 100%.

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Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth information with respect to securities authorized for issuance under Teck’s equity compensation plans as at December 31, 2020.

Plan Category	Number of Securities to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by shareholders	25,259,331	$20.61	13,806,488
Equity Compensation Plans not approved by shareholders	N/A	N/A	N/A
Total	25,259,331	$20.61	13,806,488

The following summarizes the number of stock options and share units granted in 2020 and 2019:

Year	Stock Options		Share Units
	# Granted	% of total Class B subordinate voting shares outstanding(1)	# Granted
2020	6,313,710	1.18%	2,432,732
2019	1,940,210	0.35%	1,110,316

(1)	Using the weighted average number of securities outstanding for the applicable fiscal year.

In accordance with the rules of the TSX, the following table sets forth the annual burn rate, calculated in accordance with s. 613(d) of the TSX Company Manual, of each of our security-based compensation arrangements for the three most recently completed financial years:

	2020 Burn Rate(1)	2019 Burn Rate(1)	2018 Burn Rate(1)
2010 Plan	1.18%	0.35%	0.28%
(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

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Additional Information

Interest of Informed Persons in Material Transactions

Since January 1, 2020, no informed person or proposed director of Teck, or any associate or affiliate of any informed person or proposed director, had a material interest, direct or indirect, in any transaction or proposed transaction which materially affected or would materially affect Teck or any of its subsidiaries.

Availability of Documents

To request a copy of our core disclosure documents free of charge, including the Annual Report and Circular, please contact our Corporate Secretary at our registered and head office: Suite 3300 – 550 Burrard Street, Vancouver, BC V6C 0B3. These documents can be viewed on our website at www.Teck.com/reports.

Additional information about Teck is available on SEDAR at www.sedar.com. Financial information is provided in Teck’s comparative annual financial statements and the management’s discussion and analysis for our most recently completed financial year. Additional disclosure regarding Teck’s Audit Committee, including the full text of the Audit Committee Charter, can be found in our Annual Information Form for the year ended December 31, 2020.

We also file our Annual Report with the United States Securities and Exchange Commission under Form 40-F. This document can be viewed on EDGAR at www.sec.gov/edgar.

Insurance

Our by-laws provide for indemnification of current and former directors and officers against costs related to any action or proceeding to which they are made a party because of their position as a director or officer of Teck, subject to the limitations in the CBCA.

Teck has purchased standard insurance policies against liability incurred by directors or officers in the performance of their duties, for the benefit of Teck and such directors and officers. In 2020, Teck paid premiums of approximately US$3.3 million for US$200 million coverage for directors and officers and US$175 million for Teck, with no deductible for directors’ and officers’ coverage and a US$2.5 million deductible for Teck’s coverage. No claims have been made to date.

Board of Directors’ Approval

The contents and sending of this management Proxy Circular have been approved by the Board of Directors of Teck.

DATED the 1st day of March, 2021.

By order of the Board of Directors

“Amanda Robinson”

Amanda Robinson Corporate Secretary

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Approved by the Board September 18, 2019

Schedule A
Mandate of the Board of Directors

It is the responsibility of the Board of Directors (the “Board”) of Teck Resources Limited (“Teck”) to oversee the management of Teck’s business and affairs. The management of day-to-day operations is delegated to Teck’s Chief Executive Officer (“CEO”) and the other senior executives (collectively, “Management”) under the stewardship of the Board.

In carrying out its duties: (1) the Board shall provide Management with sound business guidance, calling upon the varied experiences and expertise of its members; (2) each member of the Board shall act honestly and in good faith with a view to the best interests of Teck; and (3) each member of the Board shall exercise the level of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

A.	Responsibilities

To fulfill its responsibilities and duties, the Board shall be responsible for the following, among other things:

1.	Providing Guidance, Direction, and Governance
(a)	ensuring that professional, technical, financial input and business know-how is forthcoming from members of the Board who have extensive and successful experience in their business or professional careers;
(b)	ensuring that professional, technical, financial input and industry know-how is forthcoming from members of the Board who have established experience in one or more natural resource or extractive industries;
(c)	providing community and corporate governance input commensurate with contemporary corporate practice to assist the Board and Management when making decisions;
(d)	providing guidance and direction to Management in pursuit of Teck’s goals and strategic plans;
(e)	setting the tone for a culture of integrity and sound business decisions throughout Teck.
2.	Appointing and Evaluating Management, Compensation and Succession Planning
(a)	selecting, setting goals for, monitoring the performance and competence of and planning for the succession of the CEO and other senior executives;
(b)	ensuring that appropriate succession planning, training and monitoring is in place for Management generally;
(c)	approving the corporate objectives which form the basis for Management’s incentive compensation, and reviewing progress against those objectives;
(d)	with the advice of the Compensation Committee, approving the compensation of the Management team and approving an appropriate compensation program for Teck’s personnel.
3.	Strategic Planning and Risk Management
(a)	adopting and ensuring the implementation of a strategic planning process on an annual basis, which takes into account, among other things, the opportunities and risks of the business;
(b)	identifying and assessing the principal risks of Teck’s business and ensuring the implementation of a risk management program to identify, assess, actively manage, and monitor key risks;
4.	Ethics and Social Responsibility
(a)	satisfying itself as to the integrity of the CEO and the other senior officers and satisfying itself that they create and maintain a culture of integrity throughout Teck;
(b)	approving Teck’s Code of Ethics and monitoring compliance with the Code and the resolution of complaints related to the Code;

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Approved by the Board September 18, 2019

(c)	approving Teck’s Anti-Corruption Compliance Policy and monitoring compliance practices and the resolution of any incidents of non-compliance;
(d)	approving Teck’s major policies and practices relating to social responsibility;
5.	Disclosure and Financial Reporting
(a)	approving Teck’s annual and quarterly reports, including the financial statements and related regulatory filings prior to their filing with applicable regulatory agencies and their release to the public, provided that the approval of quarterly reports may be delegated to the Audit Committee of the Board;
(b)	adopting a communication and continuous disclosure policy for Teck and monitoring its implementation;
(c)	overseeing the policies and procedures implemented by Management to ensure the integrity of Teck’s internal controls, financial reporting and management information systems;
(d)	ensuring that mechanisms are in place for the Board to receive feedback from stakeholders including as appropriate direct engagement with investors and their representatives;
6.	Governance
(a)	developing Teck’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Teck;
(b)	monitoring the composition of the Board, setting a policy with respect to Board diversity, and identifying the competencies and skills required by the Board as a whole;
(c)	meeting regularly in the absence of Management and taking other reasonable steps to maintain the independence of the Board from Management;
(d)	adopting an appropriate, formal orientation program for new directors and ongoing education sessions on the various business units and strategies of Teck for all directors;
(e)	establishing and appointing Board committees, however designated, and delegating to any such Board committees any of the powers of the Board except those pertaining to items which, under the Canada Business Corporations Act, a Board committee has no authority to exercise;
(f)	determining whether or not individual directors meet the requirements for independence set out in applicable securities laws and stock exchange rules, and making such disclosures as are required with respect to that determination.
B.	Policies

In carrying out its responsibilities, the Board will conform to the following policies:

7.	Decisions Requiring Board Approval

The Board may delegate to the CEO or other officers the authority to approve individual commitments and expenditures for any corporate purpose on such terms as the Board considers appropriate. The Board retains responsibility for approving expenditures beyond those delegated limits, significant changes in Teck’s affairs such as approval of major capital expenditures, new debt financing arrangements and significant investments, acquisitions and divestitures. No securities can be issued without the authorization of the Board and the Board must authorize the purchase, redemption or other acquisition of shares issued by Teck.

8.	Measures for Receiving Feedback from Security Holders

The Board has adopted a Shareholder Engagement Policy. Teck’s investor relations department is responsible for communications with investors. Investors have the opportunity to provide feedback to Teck via the investor relations group through email at Teck’s website, through direct or telephone contact with the investor relations officer (a contact person is identified in each press release) and through regular mail service. In addition, Teck regularly has face-to-face meetings with investment analysts and institutional investors where feedback is provided directly to the investor relations officer and Management present at the meeting. The investor relations department responds to all investor enquiries in a timely manner either directly, or by passing the

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Approved by the Board September 18, 2019

request along to the appropriate Teck department for their response. Investor feedback is evaluated by the Director of Investor Relations and summarized for Management. This evaluation takes into account the nature and frequency of the feedback and the sensitivity of the subject under discussion. Significant shareholder comments and analysts’ reports are reported quarterly to the Board.

9.	Expectations of Management

The day-to-day management of Teck and its operations is the responsibility of Management under the direction of the CEO. The Board expects Management to manage and maintain Teck’s operations efficiently and safely. The Board has adopted a Code of Ethics that requires each staff employee to maintain the highest ethical standards of behaviour while conducting the Teck’s business.

10.	Director Orientation and Education

The Board will ensure that all new directors receive a comprehensive orientation. New directors will be provided with a copy of the Company’s key policies, codes and mandates. The Board will encourage and provide continuing education opportunities to directors including regularly scheduled briefings on the Company’s operations, business and key issues.

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Schedule B
Equity Incentive Plans

Stock Option Plans

Teck currently has options outstanding under one stock option plan, the 2010 Stock Option Plan (the “2010 Plan”). All of the remaining options issued under our previous plan, the 2001 Stock Option Plan expired in the first quarter of 2020 and no further grants may be made under that plan.

2010 Plan

Under the 2010 Plan, options may be granted to full-time employees of Teck or a subsidiary who are or who demonstrate the potential of becoming key personnel. The following table sets out as at December 31, 2020 the number and percentage (on a non-diluted basis) of Class B subordinate voting shares reserved or available for issuance under the 2010 Plan:

	Number of Class B subordinate voting shares	Percentage of Class B subordinate voting shares
Total reserved for issuance under 2010 Plan	46,000,000	8.79%
Reserved under options that have been granted	25,259,331	4.82%
Available for future grants	13,806,488	2.64%

The Board determines the amount of options granted and the applicable exercise price, which must be not less than the closing sale price of the Class B subordinate voting shares on the TSX on the last trading day prior to the grant date. The maximum term of any option is 10 years and, unless otherwise determined by the Board, options vest in three equal instalments on the first, second and third anniversaries of the grant date. Class B subordinate voting shares reserved for issuance under options under our 2010 Plan that expire or terminate without being exercised are returned to the pool available for grant.

The aggregate number of Class B subordinate voting shares issuable to insiders of Teck at any time or issued to insiders of Teck within any one year period pursuant to the 2010 Plan and any other Teck share compensation arrangements may not exceed 10% of the aggregate number of issued and outstanding Class B subordinate voting shares and Class A common shares. Options are not transferable or assignable except to the legal personal representatives of a deceased optionee.

Options granted under the 2010 Plan will not be affected by any change of office or employment of the optionee so long as the optionee continues to be employed by Teck or its subsidiary. Treatment of options on termination of employment differs depending on the reason for termination, as set out in the table below:

Reason for Termination	Treatment of Options
Death	Options vesting within 3 years of death may be exercised by the estate until the earlier of (i) the 3rd anniversary of the date of death, and (ii) the later of the 1st anniversary of the date of death and the normal expiry date of such options.
Retirement

Vesting continues, except with respect to options granted within 12 months of retirement date, which are forfeited.

Options may be exercised until the earlier of the normal expiry date and the:

•  3rd anniversary of retirement, if “Early Retirement Eligible”

•  5th anniversary of retirement, if “Normal Retirement Eligible”

Retirement eligibility is dependent on:

•  the employee having at least 5 years of service

•  the employee giving 6 months’ notice of intention to retire, and

•  the sum of the employee’s years of service plus their age being at least 65 (early retirement) or 70 (normal retirement)

Resignation	Vested options may be exercised until the earlier of (i) the normal expiry date of the options, and (ii) 90 days after the date of resignation.
Cause	All options are forfeited.
Any other reason	Vested options may be exercised until the earlier of (i) the normal expiry date and (ii) one year after the earlier of the date of notice of dismissal and the effective end date of employment.

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The 2010 Plan provides for certain adjustments in the number and kind of securities or other property issuable upon exercise upon the occurrence of certain events, including the subdivision or consolidation of the Class B subordinate voting shares, the amalgamation, merger or business combination of Teck, a re-designation of Class B subordinate voting shares, or a take-over bid for the Class B subordinate voting shares. The Board may in its discretion accelerate the vesting dates and the expiry dates of outstanding options in the event of certain take-over bids and business combinations.

The 2010 Plan provides optionees with a share appreciation right (a “SAR”), in lieu of exercising, to realize the appreciation in value of the Class B subordinate voting shares underlying such option, determined by multiplying the applicable number of Class B subordinate voting shares by the excess of the current market value over the exercise price. A SAR may not be exercised in respect of more than 10,000 Class B subordinate voting shares and up to 50% of the amount received may be applied to the purchase of Class B subordinate voting shares from treasury at current market value.

Employees are prohibited from trading in Teck securities with knowledge of material information concerning Teck that has not been publicly disclosed. Teck establishes regular blackout periods during which employees may not trade in Teck securities, including exercising options. Under the 2010 Plan, options that would otherwise expire during or immediately following a blackout period will remain exercisable until the fifth business day after the blackout period ends.

The Board may discontinue or amend the 2010 Plan at any time, provided, that shareholder approval must be obtained to:

•	reduce the exercise price of an option either directly or indirectly by means of the cancellation of an option and the reissue of a similar option;
•	extend the exercise period of an option beyond the normal expiry date (except in respect of blackout periods as noted above or in certain instances, on death of the optionee);
•	increase the levels of insider participation;
•	increase the number of Class B subordinate voting shares reserved for issuance (other than as set out in the 2010 Plan);
•	add non-employee directors to the category of persons eligible to receive options;
•	amend any assignment rights set; and
•	amend any matters for which shareholder approval is specifically required.

The Board’s discretion includes, without limitation, the authority to make amendments to clarify any ambiguity, inconsistency or omission in the 2010 Plan and other clerical or housekeeping amendments, to alter the vesting or termination provisions, and to modify the mechanics of exercise. All amendments require stock exchange approval, and no amendment that could adversely affect an optionee may be made without the consent of the affected optionee.

In order to accommodate differences in local law, tax policy or custom applicable to non-Canadian optionees, the Board may provide for such additional or varied terms in option agreements, as it may consider necessary or appropriate.

Share Unit Plans

Teck has four share unit plans pursuant to which participants receive non-dilutive, notional share units with the following features:

•	value is tied to the price of the Class B subordinate voting shares at any given time
•	not entitled to any voting or other shareholder rights
•	receive dividend equivalents in the form of additional units, based on the value of the Class B subordinate voting shares on the dividend payment date
•	paid out in cash

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Participation, vesting, and payment details are set out in the following table:

Plan	Participants	Vesting	Payment
DSU	• New grants to non-executive directors only (annual grant; all or a portion of annual retainer, by election)	• Immediately on the grant date	• by election no later than December 15 of the year after the participant ceases to hold office or be employed by Teck
PSU	• Executive officers (annual grant, may elect between PSUs and PDSUs, up to 50% PDSUs)	• no later than the 3rd anniversary of December 31 immediately preceding the grant date (historically, December 20th of that year)	• on the vesting date
PDSU	• Executive officers (annual grant, may elect between PSUs and PDSUs, up to 50% PDSUs)	• no later than the 3rd anniversary of December 31 immediately preceding the grant date (historically, December 20th of that year)	• by election no later than December 15 of the year after the employee ceases to be an employee
RSU	• Employees • Non-executive directors who have met minimum shareholding requirements (all or portion of annual retainer, by election)	• no later than the 3rd anniversary of December 31 immediately preceding the grant date (historically, December 20th of that year)	• on the vesting date

All share units vest upon a change in control, with vesting of performance units determined by the Compensation Committee based on performance against the relevant metrics during the abridged performance period; however, awards pay out on their normal schedule. Prior to the adoption of the PDSU plan, certain officers were granted DSUs, all of which have now vested.

Each DSU has a payout value equal to the closing price of the Class B subordinate voting shares on the TSX on the trading day prior to the applicable payout date. Each RSU, PSU, and PDSU has a payout value equal to the VWAP of the Class B subordinate voting shares for the 20 consecutive trading days prior to the applicable payout date.

All share units are cash settled and have no dilutive effect on Teck securities. As such, the share unit plans do not have a fixed maximum number or percentage of awards reserved. The following table sets out as at December 31, 2019 the number of outstanding share units under each plan and the percentage of the issued and outstanding Class B subordinate voting shares that this number represents (undiluted):

Plan	Number of Share Units	Percentage relative to number of outstanding Class B subordinate voting shares
DSU Plan	2,554,669	0.49%
RSU Plan	1,408,114	0.27%
PSU Plan	1,449,437	0.28%
PDSU Plan	212,623	0.04%

Performance-Linked Awards

Performance metrics are set at the time of grant which affect the number of PSUs and PDSUs that vest, which may be from 0% to 200% of the number of share units granted. This performance factor is determined, and the PSUs and PDSUs vest, following a performance period of approximately 3 years.

The performance factor is based on two metrics that are weighted equally, one internal and one external:

•	Teck’s total shareholder return (“TSR”) performance relative to a performance comparator group separate from the Compensation Comparator Group (the "Performance Comparator Group");
•	Changes in Teck’s EBITDA relative to changes in a synthetic commodity price index intended to reflect the relative significance of key commodities in Teck’s business.

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For these purposes, TSR is defined as the annualized share price appreciation/depreciation plus dividends and any cash-equivalent distributions and is calculated using the share price at the beginning and end of the period, including the value of dividends paid during the period. Relative performance is measured incrementally, with a 1st or 2nd ranking among the Performance Comparator Group equating to a 200% performance factor for TSR, with a last or second-to-last place ranking equating to 0%. The TSR performance factor would be 100% of target value (or 25% of target total long-term incentive value) if Teck ranked 7th among the Performance Comparator Group, meaning Teck’s TSR performance was greater than 6 companies but trailing the 6 other companies in the Performance Comparator Group over the relevant period.

Whereas the Compensation Comparator Group comprises a global selection of companies against whom Teck competes for talent, the Performance Comparator Group consists of companies primarily engaged in mining and/or refining multiple commodities and against whom Teck competes for capital. For 2020, the Performance Comparator Group consisted of the following companies as quoted on the noted exchanges:

•	Anglo American plc (NYSE)
•	BHP Billiton Limited (NYSE)
•	Cleveland-Cliffs Inc. (NYSE)
•	First Quantum Minerals Ltd. (TSX)
•	Freeport-McMoRan Inc. (NYSE)
•	HudBay Minerals Inc. (TSX)
•	Lundin Mining Corporation (TSX)
•	Rio Tinto plc (NYSE)
•	Southern Copper Corporation (NYSE)
•	Vale S.A. (NYSE)
•	Whitehaven Coal Limited (ASX)
•	Yanzhou Coal Mining Company Limited (NYSE)

These companies were selected on the basis of having similar attributes to Teck from an investment standpoint. The companies in the Performance Comparator Group range widely in size, measured by revenues or market capitalization, commodities mined or refined and in global footprint. The diversity of size and composition in the Performance Comparator Group is necessary in order to construct a group size large enough to be appropriate for comparison and to minimize the effect of any one company’s performance.

For the EBITDA metric for the 2020 PSU and PDSU grants, the weighting of commodities in the synthetic index was 35% steelmaking coal, 27.5% copper, 27.5% zinc and 10% oil. EBIDTA is measured by comparing the prior year’s EBITDA at the date of the grant with a trailing four-quarter EBIDTA at the determination date.

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Schedule C
General By-law No. 1

GENERAL BY- LAW NO. 1

A by-law relating generally to the transaction of the business and affairs of

TECK RESOURCES LIMITED /

RESSOURCES TECK LIMITÉE

BE IT ENACTED as a by-law of the Corporation as follows:

Section One INTERPRETATION

1.01       Definitions - In the by-laws of the Corporation, unless the context otherwise requires:

"Act" means the Canada Business Corporations Act, and any statute that may be substituted therefor, as from time to time amended;

“applicable securities laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, and the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada;

"articles" means the articles, as that term is defined in the Act, of the Corporation, as amended or restated from time to time;

"board" means the board of directors of the Corporation and includes, where the context permits or requires, any committee of the board of directors in the exercise of powers delegated to it by the board of directors;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"Corporation" means Teck Resources Limited / Ressources Teck Limitée;

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders;

"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

“public announcement” means disclosure in a news release disseminated by a national news service in Canada or in a document publicly filed by the Corporation in accordance with applicable securities laws;

"recorded address" means, in the case of a shareholder, that person's address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of that joint holding or the first address so appearing if there is more than one; and in the case of a director, officer, auditor or member of a committee of the board, that person's latest address as recorded in the records of the Corporation;

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by section 2.04 or by a resolution passed pursuant thereto; and

"special meeting of shareholders" includes a special meeting of all shareholders entitled to vote at an annual meeting of shareholders and a meeting of any class or classes of shareholders entitled to vote on the question at issue.

Words and expressions not otherwise defined in these by-laws will have the meanings given to them in the Act when used herein.

1.02       Interpretation - The division of this by-law into sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect its interpretation. Words importing the singular number include

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the plural and vice versa; words importing gender include all genders; and words importing persons include individuals, bodies corporate, partnerships, trusts, and unincorporated organizations. In this by-law the words “including”, “includes” and “include” means “including (or includes or include) without limitation”.

1.03       Subject to Act and Articles - This by-law is subject to, and should be read in conjunction with, the Act and the articles. If there is any conflict or inconsistency between any provision of the Act or the articles and any provision of this by-law, the provision of the Act or the articles will govern.

Section Two BUSINESS OF THE CORPORATION

2.01       Registered Office - Until changed in accordance with the Act, the registered office of the Corporation will be in the City of Vancouver in the Province of British Columbia, at the location determined by the board from time to time.

2.02       Corporate Seal - Until changed by the board, the corporate seal of the Corporation, if any, will be in the form impressed hereon.

2.03       Financial Year - Until changed by the board, the financial year of the Corporation will end on the 31st day of December in each year.

2.04       Execution of Instruments - Deeds, transfers, assignments, bills of sale, contracts, obligations, certificates and other documents or instruments may be signed on behalf of the Corporation by any two directors or officers of the Corporation. Alternatively, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

2.05       Banking Arrangements - The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, will be transacted with the banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. The Corporation’s banking business will be transacted under the agreements, instructions, and delegations of powers as the board may from time to time prescribe or authorize.

2.06       Voting Rights in Other Bodies Corporate - The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Those instruments, certificates or other evidence will be in favour of the person or persons determined by the officers executing those proxies or arranging for the issuance of voting certificates or other evidence of the right to exercise those voting rights. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or will be exercised.

Section Three BORROWING AND SECURITIES

3.01       Borrowing Power - Without limiting the borrowing powers of the Corporation as set forth in the Act, the board may from time to time:

(a)       borrow money upon the credit of the Corporation;

(b)       issue, reissue, sell or pledge bonds, debentures, notes or other evidence of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c)       subject to the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d)       mortgage, hypothecate, pledge or otherwise create a security interest in or charge upon all or any real or personal, movable or immovable property of the Corporation, owned or subsequently acquired, including book debts, rights, powers, franchises and undertaking by way of mortgage, hypothec, pledge or otherwise, to secure payment of any evidence of indebtedness or guarantee whether present or future of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted, or endorsed by or on behalf of the Corporation.

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3.02       Delegation - The board may from time to time by resolution delegate to a director, a committee of directors, or an officer of the Corporation any or all of the powers conferred on the board by section 3.01 or the Act to the extent and in the manner determined by the board at the time of delegation.

Section Four DIRECTORS

4.01       Number of Directors and Quorum - Until changed in accordance with the Act, the board will consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles. Subject to the Act and to section 4.06, the quorum for the transaction of business at any meeting of the board will be that number which is not less than 50% of the number of directors then in office.

4.02       Qualification - No person will be qualified for election as a director if that person is less than 18 years of age; if that person is of unsound mind and has been so found by a court in Canada or elsewhere; if that person is not an individual; or if that person has the status of a bankrupt. A director need not be a shareholder. At least 25% of the directors will be resident Canadians. At least that number of directors as may be specified by the Act, other applicable law or stock exchange requirements will not be officers or employees of the Corporation or any of its affiliates.

4.03       Election and Term - Directors will be elected at each annual meeting of shareholders to hold office until the next annual meeting of shareholders or until their successors are elected. At each annual meeting of shareholders, all the directors then in office will retire but, if qualified, will be eligible for reelection. The number of directors to be elected at any annual meeting will be the number of directors then in office unless the directors otherwise determine. The election will be by resolution.

4.04       Vacation of Office - A director ceases to hold office on death, on removal from office by the shareholders, on ceasing to be qualified for election as a director, or on receipt of a written resignation by the Corporation, or, if a time is specified in that resignation, at the time so specified, whichever is later.

4.05       Action by the Board - The board will manage the business and affairs of the Corporation. Subject to sections 4.06 and 4.07, the powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

4.06       Canadian Majority - The board will not transact business at a meeting, other than filling a vacancy in the board, unless at least 25% of the directors present are resident Canadians, except where:

(a)	a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communications facilities the business transacted at the meeting; and
(b)	the required number of resident Canadian directors would have been present had that director been present at the meeting.

4.07       Participation in Meetings - A director may participate in a meeting of the board or of a committee of the board by means of a telephonic, electronic, or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in a meeting by those means is deemed to be present at the meeting.

4.08       Place of Meetings - Meetings of the board may be held at any place in or outside Canada.

4.09       Calling of Meetings - Meetings of the board will be held from time to time and at the time and place as the board, the chair of the board, the chief executive officer or any two directors may determine.

4.10       Notice of Meeting - Notice of the time and place of each meeting of the board will be given in the manner provided in section 12.01 to each director not less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting, except that if the Act requires any matter to be specified, reference to that matter will be made in the notice or material that accompanies the notice. A director may, in any manner, waive notice of or otherwise consent to a meeting of the board, either before or after the meeting to which that waiver or consent relates. Attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for

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the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

4.11       First Meeting of New Board - Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which that board is elected.

4.12       Adjourned Meeting - Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the meeting from which the adjournment is taken.

4.13       Chair - The chair of any meeting of the board will be the first mentioned of the following officers who is a director present at the meeting: chair of the board, chief executive officer, or vice chair of the board. If none of those is present, the directors present will choose one of their number to be chair.

4.14       Votes to Govern - At all meetings of the board, every question will be decided by a majority of the votes cast on the question. In case of an equality of votes, the chair of the meeting will not be entitled to a second or casting vote.

4.15       Remuneration and Expenses - The directors will be paid that remuneration for their services as the board may from time to time determine. The directors will also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained precludes any director from serving the Corporation in any other capacity and receiving remuneration therefor.

Section Five ADVANCE NOTICE OF DIRECTOR NOMINATIONS

5.01       Nomination of Directors - Subject to the Act, applicable securities law and the articles, and for so long as the Corporation is a distributing corporation, only persons who are eligible under the Act and who are nominated in accordance with the following procedures will be eligible for election as directors of the Corporation. Nominations of persons for election to the board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors, as follows:

(a)	by or at the direction of the board, including pursuant to a notice of meeting;
(b)	by or at the request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or
(c)	by any person or persons (each, a “Nominating Shareholder”) who, at the close of business on the date of the giving of the notice by the Nominating Shareholder provided for below in section 5.02 and at the close of business on the record date for notice of that meeting of shareholders, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at that meeting or who beneficially owns shares that are entitled to be voted at that meeting and provides evidence of ownership that is satisfactory to the board acting reasonably and who complies with the notice procedures set forth in section 5.02.

5.02       Notice of Nomination - In addition to any other requirements under applicable law, for a nomination to be made by a Nominating Shareholder, that person must have given notice thereof that is both timely in accordance with 5.03 and in proper written form in accordance with section 5.04 to the secretary of the Corporation in accordance with section 5.07.

5.03       Timely Notice - To be timely, a Nominating Shareholder’s notice to the secretary of the Corporation must be given:

(a)	in the case of an annual meeting of shareholders (and including an annual and special meeting), not less than 30 days (or 40 days where notice and access is to be used) prior to the date of the meeting; provided, however, that if the date of the annual meeting of shareholders is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made by the Corporation, notice must be given by the Nominating Shareholder not later than the close of business on the 10th day following the Notice Date; and

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(b)	in the case of a special meeting of shareholders that is not also an annual meeting called for the purpose of electing directors, whether or not called for other purposes, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made by the Corporation.

5.04       Information Required - To be in proper written form, a Nominating Shareholder’s notice to the corporate secretary of the Corporation must be in writing and set forth:

(a)	for each person whom the Nominating Shareholder proposes to nominate for election as a director:
(i)	the name, age, business and residential address of the person,
(ii)	the present principal occupation or employment of the person and the principal occupation or employment for the five years preceding the notice,
(iii)	whether the person is a “resident Canadian” within the meaning of the Act,
(iv)	the class or series and number of shares in the capital of the Corporation or any of its subsidiaries which are controlled, directed or owned, beneficially or of record, directly or indirectly, by the person as of the record date for the meeting of shareholders (if that date has occurred, otherwise particulars will be provided as of the record date immediately following the occurrence of that date) and as of the date of the notice,
(v)	a description of any relationships, agreements, arrangements, or understandings (including financial, compensation or indemnity related) between the person or any affiliates or associates of, or any person or entity acting jointly or in concert with, the person or the Nominating Shareholder, in connection with the person’s nomination and election as director; and
(vi)	any other information that would be required to be disclosed in a dissident’s proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or applicable securities laws.
(b)	As to the Nominating Shareholder:
(i)	their name, business and residential address;
(ii)	the class or series and number of shares in the capital of the Corporation or any of its subsidiaries which are controlled, directed or owned, beneficially or of record, directly or indirectly, by the Nominating Shareholder or any other person with whom the Nominating Shareholder is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting of shareholders (if that date has occurred, otherwise particulars will be provided as of the record date immediately following the occurrence of that date) and as of the date of the notice;
(iii)	their interests in, or rights or obligations associated with, any agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person’s economic interest in a security of the Corporation or the person’s economic exposure to the Corporation;
(iv)	full particulars of any proxy, contract, arrangement, agreement or understanding pursuant to which the Nominating Shareholder, or any of its affiliates or associates, or any person acting jointly or in concert with that person, has any interests, rights or obligations relating to the voting of any securities of the Corporation or the nomination of directors to the board; and
(v)	any other information that would be required to be disclosed in a dissident’s proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or applicable securities laws.

Reference to “Nominating Shareholder” in this section 5.04 will be deemed to refer to each shareholder that nominated or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making the nomination proposal.

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5.05       Other Information - The Corporation may require any proposed nominee for election as a director to furnish such other information as may be necessary to determine the eligibility of that proposed nominee to serve as an independent director, in the same manner as would be required and disclosed by management nominees, to comply with the Act, applicable securities laws and the rules of any stock exchange on which the securities of the Corporation are then listed for trading. In addition, to be considered timely and in proper written form, a Nominating Shareholder's notice will be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in that notice will be true and correct as of the record date for the meeting of shareholders to which that notice relates.

5.06       Discretion of the Chair - The chair of any meeting of shareholders of the Corporation will have the power and duty to determine whether a nomination was made in accordance with the procedures of this section five and, if any proposed nomination is not in compliance with those provisions, to declare that the nomination is defective and will be disregarded.

5.07       Delivery of Notice - Notwithstanding any other provision of this by-law, notice given to the secretary of the Corporation by a Nominating Shareholder may only be given by:

(a)	personal delivery to the secretary of the Corporation at the address of the head office of the Corporation, or
(b)	facsimile transmission to the fax number as may be stipulated from time to time by the secretary of the Corporation for the purpose of this notice,

and will be deemed to have been given only at the time it is served, if by personal delivery, or sent, if by facsimile transmission, provided that confirmation of transmission has been received; provided that, if notice is given in the required manner on a non-business day or on a business day later than 5:00 p.m. (Vancouver time), then it will be deemed to have been given on the next day that is a business day.

5.08       Board Discretion - Notwithstanding any of the foregoing, the board may, in its sole discretion, waive any requirement of this section five.

Section Six COMMITTEES

6.01       Committee of Directors - The board may appoint from its members one or more committees of directors, however designated, and delegate to those committees any of the powers of the board except those which, under the Act, a committee of directors has no authority to exercise.

6.02       Procedure - Unless otherwise determined by the board, each committee will have the power to fix its quorum at not less than a majority of its members, to elect its chair, and to regulate its procedure.

6.03       Transaction of Business - The powers of a committee of directors may be exercised by a meeting at which a quorum of the committee is present, including as permitted by section 4.07, or by resolution in writing signed by all the members of that committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of any committee may be held at any place in or outside Canada.

6.04       Audit Committee - The board will elect annually from among its number an audit committee to be composed of not fewer than 3 directors of whom a majority must be independent in accordance with applicable securities laws. The audit committee will have the powers and duties delegated to it in accordance with section 6.01.

Section Seven OFFICERS

7.01       Appointment - The board will from time to time appoint a chair of the board, a chief executive officer, a secretary, and such other officers as the board may determine, including a vice chair of the board. The board or the chief executive officer may from time to time specify the duties of those officers and, in accordance with this by-law and subject to the provisions of the Act, the board may delegate to those officers the powers to manage the business and affairs of the Corporation.

7.02       Chair of the Board - The chair of the board will be a director and will act as chair at all meetings of the board, meetings of any executive committee of the board, and meetings of the shareholders at which, in each case, he or she is present, unless the chair of the board or the board has assigned any of those duties to a vice chair, if appointed.

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The board may assign to the chair of the board any of the powers and duties that are by any provisions of this by-law capable of being assigned to the chief executive officer; and the chair of the board will, subject to the provisions of the Act, have such other powers and duties as the board may specify.

7.03       Vice Chair – If appointed, a vice chair of the board will be a director and subject to the provisions of the Act, will have such powers and duties as the board may specify from time to time. The chair of the board or the board may also assign to a vice chair duties to act as chair at meetings of the board, meetings of the executive committee, or meetings of the shareholders.

7.04       Chief Executive Officer - The chief executive officer, subject to the authority of the board, will have general supervision of the business and affairs of the Corporation and such other powers and duties as are specified herein or by the board at any time.

7.05       Secretary - The secretary will attend and be the secretary of all meetings of the board, shareholders and committees of the board and will enter or cause to be entered in records kept for that purpose minutes of all proceedings of those meetings; the secretary will give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; the secretary will be the custodian of the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and the secretary will have such other powers and duties as the board or the chief executive officer may specify.

7.06       Term of Office - The board, in its discretion, may remove any officer of the Corporation, without prejudice to that officer's rights under any employment contract. Otherwise, each officer appointed by the board will hold office until that person's successor is appointed.

7.07       Agents and Attorneys - The board will have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

Section Eight PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

8.01       Limitation of Liability - Every director and officer of the Corporation in exercising his or her powers and discharging his or her duties will act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer will be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation will be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation will be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatever which will happen in the execution of the duties of his or her office or in relation thereto, unless the same are occasioned by his or her own willful neglect or default; provided that nothing herein will relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

8.02       Indemnity - Subject to the limitations contained in the Act, the Corporation will indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Corporation or any such body corporate) and that person’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by that person in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if:

(a)	that person acted honestly and in good faith with a view to the best interests of the Corporation; and
(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that his or her conduct was lawful.
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The Corporation will also indemnify that person in such other circumstances as the Act permits or requires.

8.03       Insurance - Subject to the limitations contained in the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in section 8.02.

Section Nine SHARES

9.01       Allotment - Subject to the provisions of the Act, the board may from time to time grant options to purchase or allot the whole or any part of the authorized and unissued shares of the Corporation at the times, to the persons, and for the consideration as the board determines, provided that no share will be issued until it is fully paid as prescribed by the Act.

9.02       Commissions - The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of that person's purchasing or agreeing to purchase shares or other securities of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares or other securities.

9.03       Registration of Transfer - Subject to the Act, no transfer of a share will be registered in a securities register except upon compliance with the reasonable requirements of the Corporation and its transfer agent(s).

9.04       Transfer Agents and Registrars - The board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers of transfers, but one person may be appointed both registrar and transfer agent. The board may terminate that appointment at any time.

9.05       Non-Recognition of Trusts - Subject to the provisions of the Act, the Corporation will treat the registered owner of a security as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of that security, and otherwise to exercise all the rights and powers of an owner of that security.

9.06       Share Certificates - Every holder of one or more shares of the Corporation will be entitled, at the holder's option, to a share certificate, or to a non-transferable written acknowledgement of the holder's right to obtain a share certificate, stating the number and class or series of shares held by the holder as shown on the securities register. Share certificates and acknowledgements of a shareholder's right to a share certificate, respectively, will be in the form as approved by the board from time to time. Any share certificate will be signed in accordance with section 2.04 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed will not be valid unless countersigned by or on behalf of that transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and that facsimile signature will for all purposes be deemed to be the signature of the officer whose signature it reproduces and will be binding upon the Corporation. A share certificate executed as set out above will be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

9.07       Replacement of Share Certificates - The board or any officer or agent designated by the board may in its or his or her discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken if the owner:

(a)	so requests before the Corporation has notice that the security has been acquired by a bona fide purchaser;
(b)	furnishes the Corporation with an indemnity bond sufficient, in the discretion of the board, to protect the Corporation; and
(c)	satisfies any other reasonable requisites imposed by the Corporation from time to time, whether generally or in any particular case.
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9.08       Joint Shareholders - If two or more persons are registered as joint holders of any share, the Corporation will not be bound to issue more than one certificate or written acknowledgement referred to in section 9.07 in respect thereof, and delivery of that certificate to one of those persons will be sufficient delivery to all of them. Any one of those persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of that share.

9.09       Deceased Shareholders - In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation will not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

Section Ten DIVIDENDS AND RIGHTS

10.01       Dividends - The board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid by issuing fully paid shares of the Corporation and, subject to the provisions of the Act, in money or property. Any dividend unclaimed after a period of 6 years from the date on which the dividend was declared to be payable will be forfeited and will revert to the Corporation.

10.02       Dividend Payments - Any dividend or other distribution payable in cash to shareholders will be paid by cheque or by electronic means or by such other method as the board may determine. The payment will be made to or to the order of each registered holder of shares in respect of which the payment is to be made. Cheques will be sent to the registered holder’s recorded address, unless the holder otherwise directs. In the case of joint holders, the payment will be made to the order of all those joint holders and, if applicable, sent to them at their recorded address, unless those joint holders otherwise direct. The sending of the cheque or the sending of the payment by electronic means or the sending of the payment by a method determined by the board in an amount equal to the dividend or other distribution to be paid less any tax that the Corporation is required to withhold will satisfy and discharge the liability for the payment, unless payment is not made upon presentation, if applicable. In the event of non-receipt of any payment made as contemplated by this section 10.02 by the person to whom it is sent, the Corporation may issue re-payment to such person for a like amount. The board may determine, whether generally or in any particular case, the terms on which any re-payment may be made, including terms as to indemnity, reimbursement of expenses, and evidence of non-receipt and of title.

10.03       Record Date for Dividends and Rights - The board may, within the prescribed period, fix in advance a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation and notice of the record date will be given within the prescribed period in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation will be at the close of business on the day on which the directors pass the resolution relating thereto.

Section Eleven MEETINGS OF SHAREHOLDERS

11.01       Annual Meetings - The annual meeting of shareholders will be held at the time in each year and, subject to section 11.03, at the place as the board may from time to time determine, for the purposes of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing the auditor, and for the transaction of other business as may properly be brought before the meeting.

11.02       Special Meetings - The board, chair of the board, or the chief executive officer will have the power to call a special meeting of shareholders at any time.

11.03       Place of Meetings - Meetings of shareholders will be held in the municipality in which the registered office of the Corporation is located or at another place in Canada as the board determines. Notwithstanding the foregoing, if the board so determines, a meeting of shareholders may be held entirely by means of a telephonic, electronic or other communication facility made available by the Corporation that permits all participants to communicate adequately with each other during the meeting in accordance with the Act and a person participating in a meeting by those means is deemed to be present at the meeting.

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11.04       Notice of Meetings - Notice of the time and place of each meeting of shareholders will be given in the manner provided in section twelve within the prescribed period to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor will state the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and include the text of any special resolution to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may, in any manner, waive notice of or otherwise consent to a meeting of shareholders.

11.05       Chair, Secretary and Scrutineers - The chair of any meeting of shareholders will be the chair of the board or a vice chair, if so delegated by the chair of the board or the board, or, in their absence, the chief executive officer; failing which, another officer of the Corporation will act as chair. If none of those persons is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote will choose one of their number to be chair. If the secretary of the Corporation is absent, the chair will appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by the chair of the meeting or with the consent of the meeting.

11.06       Persons Entitled to be Present - The only persons entitled to be present at a meeting of shareholders will be those entitled to vote thereat, the directors and auditors of the Corporation, and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

11.07       Quorum - A quorum for the transaction of business at any meeting of shareholders will be 3 persons present in person, each being a shareholder or representative duly authorized in accordance with the Act entitled to vote thereat or a duly appointed proxy for a shareholder so entitled and holding or representing, in the aggregate, not less than 25% of the votes entitled to be cast at the meeting. If a quorum is present at the opening of the meeting, the shareholders present in person or by proxy may proceed with the business of the meeting even if a quorum is not present throughout the meeting.

11.08       Proxies - Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act as that shareholder's nominee at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy must be in writing executed by the shareholder or the shareholder's attorney and conform with the requirements of the Act.

11.09       Time for Deposit of Proxies - The board may specify in a notice calling a meeting of shareholders a time, preceding the time of that meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at that meeting must be deposited. A proxy will be acted upon only if, prior to the time so specified, it has been deposited with the Corporation or an agent thereof specified in that notice or, if no time is specified in that notice, unless it has been received by the secretary of the Corporation or by the chair of the meeting or any adjournment thereof prior to the time of voting.

11.10       Joint Shareholders - If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they will vote as one on the shares jointly held by them.

11.11       Votes to Govern - At any meeting of shareholders, unless otherwise required by the articles, by-laws, or applicable law, every question will be determined by the majority of the votes cast on the question. In case of an equality of votes, the chair of the meeting will not be entitled to a second or casting vote.

11.12       Show of Hands - Subject to the provisions of the Act, any question at a meeting of shareholders will be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands, every person who is present and entitled to vote will have one vote. Whenever a vote by show of hands has been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and

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an entry to that effect in the minutes of the meeting will be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken will be the decision of the shareholders upon the said question. Any vote referred to in section 11.11 and this section 11.12 may be held, subject to and in accordance with the Act, partly or entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility. Any person participating in a meeting of shareholders under section 11.03 and entitled to vote at that meeting may vote, subject to and in accordance with the Act by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

11.13       Ballots - On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded will be taken in the manner directed by the chair. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, each person present will be entitled, in respect of the shares that person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of that ballot will be the decision of the shareholders upon that question.

11.14       Adjournment - If a quorum is not present at the opening of a meeting of shareholders, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business. If a meeting of shareholders is adjourned for less than 30 days, it will not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting will be given as for an original meeting.

Section Twelve NOTICES

12.01       Method of Giving Notice - Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor, or member of a committee of the board will be sufficiently given and deemed to be delivered:

(a)	if delivered personally to the person to whom it is to be given or to that person’s recorded address, when it is delivered;
(b)	if mailed to that person at that person's recorded address by prepaid mail, when deposited in a post office or public letter box; or
(c)	if sent to that person at that person's recorded address by any means of transmitted or recorded communication, including email or facsimile transmission, when confirmation of completed transmission is received by the sender.

The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor, or member of a committee of the board in accordance with any information believed by the secretary to be reliable. Notwithstanding the foregoing, subject to the Act and applicable securities laws, any notice will be deemed to be sufficiently given and delivered if given in accordance with notice and access provisions as set out therein.

12.02       Notice to Joint Shareholders - If two or more persons are registered as joint holders of any share, any notice will be addressed to all of those joint holders but notice to one of those persons will be sufficient notice to all of them.

12.03       Computation of Time - In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice and the date of the meeting or other event will both be excluded.

12.04       Undelivered Notices - If any notice given to a shareholder pursuant to section 12.01 is returned on three consecutive occasions because the shareholder cannot be found, the Corporation will not be required to give any further notices to that shareholder until that shareholder informs the Corporation in writing of that shareholder's new address.

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12.05       Omissions and Errors - The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof will not invalidate any action taken at any meeting held pursuant to that notice or otherwise founded thereon.

12.06       Persons Entitled by Death or Operation of Law - Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, will become entitled to any share, will be bound by every notice in respect of that share which has been duly given to the shareholder from whom that person derives that person's title to that share prior to that person's name and address being entered on the securities register (whether that notice was given before or after the happening of the event upon which that person became so entitled) and prior to that person's furnishing to the Corporation the proof of authority or evidence of that person's entitlement prescribed by the Act.

12.07       Waiver of Notice - Any shareholder (or duly appointed proxyholder), director, officer, auditor, or member of a committee of the board may at any time waive the sending of any notice, or waive or abridge the time for any notice, required to be given to that person under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and that waiver or abridgement will cure any default in the giving or in the time of that notice, as the case may be. Any waiver or abridgement will be in writing except a waiver of notice of a meeting of the board, which may be given in any manner.

12.08       Electronic Documents - A requirement under these by-laws that a notice, document or other information be provided in writing may be satisfied by providing an electronic document and a requirement under these by-laws for a signature or that a document be executed, in relation to an electronic document, may be satisfied, in each case, if the requirements in the Act (or any duly granted exemption under the Act) in respect thereof are met.

Section Thirteen REPEAL

13.01       Repeal - All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. That repeal will not affect the previous operation of the repealed by-laws or affect the validity of any act done or right, privilege, obligation, or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained prior to, that repealed by-law prior to its repeal. All officers and persons acting under that by-law so repealed will continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under that repealed by-law will continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

Section Fourteen EFFECTIVE DATE

14.01       Effective Date - This by-law will come into force when enacted by the directors, subject to the Act.

ENACTED by the Board the 17th day of November, 2020.

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PROXY FORM Class A Common Shares Annual and Special Meeting Teck Resources Limited (the "Corporation") WHEN: Wednesday, April 28, 2021 at 12:00 pm PDT WHERE: www.virtualshareholdermeeting.com/TECK2021 STEP 1 REVIEW YOUR VOTING OPTIONS ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS AT: ENGLISH: 1-800-474-7493 OR FRENCH: 1-800-474-7501 LOCATED BELOW. BY MAIL: THIS PROXY FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. SCAN TO VIEW MATERIAL AND VOTE NOW REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING. G-V502122020 CONTROL NO.: PROXY DEPOSIT DATE: April 26, 2021 at 12:00 pm PDT The control number has been assigned to you to identify your shares for voting. You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares. INSTRUCTIONS: 1. This Form of Proxy is solicited by and on behalf of management of the Corporation. 2. You have the right to appoint a person, who need not be a shareholder, other than the person(s) specified on the other side of this form to attend, vote and act on your behalf at the Meeting. If you wish to appoint a person: Write the name of your designate on the “Appointee” line and provide a unique APPOINTEE IDENTIFICATION NUMBER for your Appointee to access the Virtual Meeting in the space provided on the other side of this form, sign and date the form, and return it by mail, or Go to ProxyVote.com and insert the name of your designate in the “Change Appointee(s)” section and provide a unique APPOINTEE IDENTIFICATION NUMBER on the voting site for your Appointee to access the Virtual Meeting. You MUST provide your Appointee the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER to access the Virtual Meeting. Appointees can only be validated at the Virtual Meeting using the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER you enter. IF YOU DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER AND PROVIDE IT TO YOUR APPOINTEE, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE VIRTUAL MEETING. 3. This Form of Proxy confers discretionary authority to vote on amendments or variations to the matters identified in the notice of the Meeting and with respect to other matters that may properly be brought before the Meeting or any adjournment or postponement thereof. This Form of Proxy will not be valid and not be acted upon or voted unless it is completed and delivered as outlined herein. 4. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this Form of Proxy. If you are voting on behalf of a corporation or another individual, documentation evidencing your power to sign this Form of Proxy with signing capacity stated may be required. 5. In order to expedite your vote, you may use the Internet or a touch-tone telephone, and entering the control number noted above. The Internet or telephone voting service is not available on the day of the Meeting. The telephone system cannot be used if you designate another person to attend on your behalf. If you vote by Internet or telephone, do not mail back this Form of Proxy. 6. If the Form of Proxy is not dated, it will be deemed to bear the date on which it was mailed to the shareholder. 7. This Form of Proxy will be voted or withheld from voting as directed by the shareholder. If no voting preferences are indicated on the reverse, this Form of Proxy will be voted as recommended on the reverse of this form or as stated in the management proxy circular, except in the case of your appointment of an Appointee. 8. Unless prohibited by law or you instruct otherwise, your Appointee(s) will have full authority to attend and otherwise act at, and present matters to the Meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or in the management proxy circular. 9. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, and the name and position of the person giving voting instructions on behalf of the body corporate. 10. If the items listed in the management proxy circular are different from the items listed on the other side of this form, the management proxy circular will be considered correct. 11. This Form of Proxy should be read in conjunction with the accompanying management proxy circular. PLEASE SEE OVER

PROXY FORM Teck Resources Limited (the "Corporation") MEETING TYPE: MEETING DATE: RECORD DATE: PROXY DEPOSIT DATE: Annual and Special Meeting Wednesday, April 28, 2021 at 12:00 pm PDT March 1, 2021 April 26, 2021 at 12:00 pm PDT CUID: ACCOUNT NO: CUSIP: CONTROL NO.: APPOINTEE(S): Sheila A. Murray, or failing her, Norman B. Keevil III, or failing him, Donald R. Lindsay Change Appointee If you wish to designate another person to attend, vote and act on your behalf at the Meeting, or any adjournment or postponement thereof, other than the person(s) specified above, go to www.proxyvote.com or print your name or the name of the other person attending the Meeting in the space provided herein and provide a unique APPOINTEE IDENTIFICATION NUMBER USING ALL BOXES for your Appointee to access the Virtual Meeting. You may choose to direct how your Appointee shall vote on matters that may come before the Meeting or any adjournment or postponement thereof. Unless you instruct otherwise your Appointee will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in the proxy form or the circular for the Meeting. You can also change your Appointee online at www.proxyvote.com. You MUST provide your Appointee the EXACT NAME and an EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER to access the Virtual Meeting. Appointees can only be validated at the Virtual Meeting using the EXACT NAME and EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER you enter below. CREATE AN EIGHT (8) CHARACTER IDENTIFICATION NUMBER PLEASE PRINT APPOINTEE NAME INSIDE THE BOX MAXIMUM 22 CHARACTERS - PLEASE PRINT CLEARLY FOR YOUR APPOINTEE MUST BE EIGHT CHARACTERS IN LENGTH - PLEASE PRINT CLEARLY E-R2C ITEM(S): VOTING RECOMMENDATIONS ARE INDICATED BY 1A Election of Director: M.M. Ashar HIGHLIGHTED TEXT OVER THE BOXES (FILL IN ONLY ONE BOX “ ” PER ITEM IN BLACK OR BLUE INK) 1K Election of Director: U.M. Power FOR WITHHOLD FOR WITHHOLD 1B Election of Director: Q. Chong FOR WITHHOLD 1L Election of Director: T.R. Snider FOR WITHHOLD 1C Election of Director: E.C. Dowling FOR WITHHOLD 2 To appoint PricewaterhouseCoopers LLP as Auditor of the Corporation and to authorize the directors to fix the Auditor’s remuneration. FOR WITHHOLD 1D Election of Director: E. Fukuda FOR WITHHOLD 3 To approve the advisory resolution on the Corporation’s approach to executive compensation. FOR AGAINST 1E Election of Director: T. Higo FOR WITHHOLD 4 To approve a resolution, the full text of which is set out in the accompanying management proxy circular dated March 1, 2021, confirming General By-law No. 1, which governs the affairs of the Corporation. FOR AGAINST 1F Election of Director: N.B. Keevil III FOR WITHHOLD 1G Election of Director: D.R. Lindsay FOR WITHHOLD To receive future proxy materials by mail check the box to the right. To request materials for this meeting refer to the notice included in the package with this form. 1H Election of Director: S.A. Murray FOR WITHHOLD To receive annual and/or Interim Financial Statements and accompanying Management's Discussion and Analysis, please mark the applicable box. ANNUAL INTERIM 1I Election of Director: T.L. McVicar FOR WITHHOLD 1J Election of Director: K.W. Pickering FOR WITHHOLD SIGNATURE(S) *INVALID IF NOT SIGNED* M M D D Y Y

PROXY FORM Class B Subordinate Voting Shares Annual and Special Meeting Teck Resources Limited (the "Corporation") WHEN: Wednesday, April 28, 2021 at 12:00 pm PDT WHERE: www.virtualshareholdermeeting.com/TECK2021 STEP 1 REVIEW YOUR VOTING OPTIONS ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS AT: ENGLISH: 1-800-474-7493 OR FRENCH: 1-800-474-7501 LOCATED BELOW. BY MAIL: THIS PROXY FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. SCAN TO VIEW MATERIAL AND VOTE NOW REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING. G-V502122020 CONTROL NO.: PROXY DEPOSIT DATE: April 26, 2021 at 12:00 pm PDT The control number has been assigned to you to identify your shares for voting. You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares. INSTRUCTIONS: 1. This Form of Proxy is solicited by and on behalf of management of the Corporation. 2. You have the right to appoint a person, who need not be a shareholder, other than the person(s) specified on the other side of this form to attend, vote and act on your behalf at the Meeting. If you wish to appoint a person: Write the name of your designate on the “Appointee” line and provide a unique APPOINTEE IDENTIFICATION NUMBER for your Appointee to access the Virtual Meeting in the space provided on the other side of this form, sign and date the form, and return it by mail, or Go to ProxyVote.com and insert the name of your designate in the “Change Appointee(s)” section and provide a unique APPOINTEE IDENTIFICATION NUMBER on the voting site for your Appointee to access the Virtual Meeting. You MUST provide your Appointee the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER to access the Virtual Meeting. Appointees can only be validated at the Virtual Meeting using the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER you enter. IF YOU DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER AND PROVIDE IT TO YOUR APPOINTEE, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE VIRTUAL MEETING. 3. This Form of Proxy confers discretionary authority to vote on amendments or variations to the matters identified in the notice of the Meeting and with respect to other matters that may properly be brought before the Meeting or any adjournment or postponement thereof. This Form of Proxy will not be valid and not be acted upon or voted unless it is completed and delivered as outlined herein. 4. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this Form of Proxy. If you are voting on behalf of a corporation or another individual, documentation evidencing your power to sign this Form of Proxy with signing capacity stated may be required. 5. In order to expedite your vote, you may use the Internet or a touch-tone telephone, and entering the control number noted above. The Internet or telephone voting service is not available on the day of the Meeting. The telephone system cannot be used if you designate another person to attend on your behalf. If you vote by Internet or telephone, do not mail back this Form of Proxy. 6. If the Form of Proxy is not dated, it will be deemed to bear the date on which it was mailed to the shareholder. 7. This Form of Proxy will be voted or withheld from voting as directed by the shareholder. If no voting preferences are indicated on the reverse, this Form of Proxy will be voted as recommended on the reverse of this form or as stated in the management proxy circular, except in the case of your appointment of an Appointee. 8. Unless prohibited by law or you instruct otherwise, your Appointee(s) will have full authority to attend and otherwise act at, and present matters to the Meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or in the management proxy circular. 9. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, and the name and position of the person giving voting instructions on behalf of the body corporate. 10. If the items listed in the management proxy circular are different from the items listed on the other side of this form, the management proxy circular will be considered correct. 11. This Form of Proxy should be read in conjunction with the accompanying management proxy circular. PLEASE SEE OVER

PROXY FORM Teck Resources Limited (the "Corporation") MEETING TYPE: MEETING DATE: RECORD DATE: PROXY DEPOSIT DATE: Annual and Special Meeting Wednesday, April 28, 2021 at 12:00 pm PDT March 1, 2021 April 26, 2021 at 12:00 pm PDT CUID: ACCOUNT NO: CUSIP: CONTROL NO.: APPOINTEE(S): Sheila A. Murray, or failing her, Norman B. Keevil III, or failing him, Donald R. Lindsay Change Appointee If you wish to designate another person to attend, vote and act on your behalf at the Meeting, or any adjournment or postponement thereof, other than the person(s) specified above, go to www.proxyvote.com or print your name or the name of the other person attending the Meeting in the space provided herein and provide a unique APPOINTEE IDENTIFICATION NUMBER USING ALL BOXES for your Appointee to access the Virtual Meeting. You may choose to direct how your Appointee shall vote on matters that may come before the Meeting or any adjournment or postponement thereof. Unless you instruct otherwise your Appointee will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in the proxy form or the circular for the Meeting. You can also change your Appointee online at www.proxyvote.com. You MUST provide your Appointee the EXACT NAME and an EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER to access the Virtual Meeting. Appointees can only be validated at the Virtual Meeting using the EXACT NAME and EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER you enter below. CREATE AN EIGHT (8) CHARACTER IDENTIFICATION NUMBER PLEASE PRINT APPOINTEE NAME INSIDE THE BOX MAXIMUM 22 CHARACTERS - PLEASE PRINT CLEARLY FOR YOUR APPOINTEE MUST BE EIGHT CHARACTERS IN LENGTH - PLEASE PRINT CLEARLY E-R2C ITEM(S): VOTING RECOMMENDATIONS ARE INDICATED BY 1A Election of Director: M.M. Ashar HIGHLIGHTED TEXT OVER THE BOXES (FILL IN ONLY ONE BOX “ ” PER ITEM IN BLACK OR BLUE INK) 1K Election of Director: U.M. Power FOR WITHHOLD FOR WITHHOLD 1B Election of Director: Q. Chong FOR WITHHOLD 1L Election of Director: T.R. Snider FOR WITHHOLD 1C Election of Director: E.C. Dowling FOR WITHHOLD 2 To appoint PricewaterhouseCoopers LLP as Auditor of the Corporation and to authorize the directors to fix the Auditor’s remuneration. FOR WITHHOLD 1D Election of Director: E. Fukuda FOR WITHHOLD 3 To approve the advisory resolution on the Corporation’s approach to executive compensation. FOR AGAINST 1E Election of Director: T. Higo FOR WITHHOLD 4 To approve a resolution, the full text of which is set out in the accompanying management proxy circular dated March 1, 2021, confirming General By-law No. 1, which governs the affairs of the Corporation. FOR AGAINST 1F Election of Director: N.B. Keevil III FOR WITHHOLD 1G Election of Director: D.R. Lindsay FOR WITHHOLD To receive future proxy materials by mail check the box to the right. To request materials for this meeting refer to the notice included in the package with this form. 1H Election of Director: S.A. Murray FOR WITHHOLD To receive annual and/or Interim Financial Statements and accompanying Management's Discussion and Analysis, please mark the applicable box. ANNUAL INTERIM 1I Election of Director: T.L. McVicar FOR WITHHOLD 1J Election of Director: K.W. Pickering FOR WITHHOLD SIGNATURE(S) *INVALID IF NOT SIGNED* M M D D Y Y

Notice of Annual and Special Meeting of Shareholders

of Teck Resources Limited

When:	Where:
Wednesday, April 28, 2021	Virtual meeting at:
12:00 p.m. (Pacific time)	www.virtualshareholdermeeting.com/TECK2021

At the annual and special Meeting (the “Meeting”), shareholders will be asked to:

1)	receive the consolidated financial statements for the year ended December 31, 2020 and the auditor’s report thereon;
2)	elect 12 directors;
3)	appoint PricewaterhouseCoopers LLP as auditor;
4)	vote on an advisory resolution with respect to Teck’s approach to executive compensation;
5)	vote on a resolution to confirm the amended and restated General By-law No. 1; and
6)	consider any other business that may properly come before the Meeting.

You can read about each item of business starting on page 1 of the management proxy circular (the “Circular”), which also has information on voting and about our directors, governance and compensation.

You have the right to vote if you were a Teck shareholder as of the close of business on March 1, 2021.

Your vote is important. All shareholders are encouraged to vote by proxy. To ensure your vote is counted, your proxy must be received by Broadridge, our proxy communications agent by 12:00 p.m. (PDT) on Monday, April 26, 2021 (the “Proxy Deadline”). Detailed voting instructions for registered and non-registered shareholders begin on page 2 of the Circular.

Virtual Meeting Attendance

In light of the ongoing COVID-19 pandemic and potential restrictions on gatherings, Teck is requesting that shareholders vote on the matters before the meeting by proxy and attend the meeting virtually at: www.virtualshareholdermeeting.com/TECK2021. To participate in the Meeting, shareholders will need to log-in using the 16-digit control number included on either your proxy form or voting instruction form, as applicable. The meeting platform is fully supported across browsers and devices running the most updated version of applicable software plug-ins. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting.

Online check-in will begin at 11:45 a.m. (Pacific Time). You should allow ample time for online check-in procedures. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Shareholder Meeting log in page. Registered shareholders and duly appointed proxyholders will be able to attend the Meeting live, submit questions, and vote on the business of the meeting, if the shares have not been voted in advance of the Meeting.

Have a question for management? Email corporate.secretary@Teck.com to submit it in advance.

i

Appointee Instructions

You are encouraged to appoint yourself or such other person (other than the named proxyholders) online at www.proxyvote.com to reduce the risk of any mail disruptions and allow you to share the Appointee Information with another person who you have appointed to represent you at the meeting more easily. If you do not designate the Appointee Information when completing your form of proxy or voting information form or if you do not provide the exact Appointee Identification Number and Appointee Name to your appointee (other than a named proxyholder), that other person will not be able to access the Meeting and vote on your behalf. Appointees can only be validated at the virtual Meeting using the exact name and eight character appointee identification number you create. If you do not create an eight character identification number, your appointee will not be able to access the virtual Meeting.

Notice-and-Access

We are using notice-and-access procedures to deliver our meeting materials to registered and beneficial shareholders. You are receiving this notice with information on how you can access the Circular electronically, along with a proxy – or, in the case of non-registered shareholders, a voting instruction form – for use in voting at the Meeting or submitting your voting instructions. Shareholders with existing instructions on their account to receive paper material will receive paper copies of Meeting materials.

The Circular, proxy, and 2020 annual report are available on our website at www.Teck.com/reports and will remain on the website for at least one full year. You can also access the Meeting materials, financial statements and management’s discussion and analysis under Teck’s name at www.sedar.com and www.sec.gov/edgar.

The Circular contains important information about Teck and the Meeting. We encourage you to review it prior to voting.

Requests for paper materials should be received at least 7 business days in advance of the Proxy Deadline in order to receive the meeting materials on time.

By order of the Board of Directors,

“Amanda Robinson”

Amanda Robinson
Corporate Secretary and Legal Counsel
March 1, 2021

Have questions about Notice-and-Access or want to obtain free paper copies?

Call: 1-844-916-0609 (from North America)

1-303-562-9305 (outside North America)

Want to obtain free paper copies of Meeting materials?

Visit: http://www.proxyvote.com

Call: 1-877-907-7643 (from North America)

1-303-562-9305 (outside North America)

You will need the control number located on your proxy or voting instruction form

Not sure if you’re a registered shareholder?

See page 7 for more information.